UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2013

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-190038) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-173886) AND FORM S-8 (NOS. 333-153723, 333-167232, 333-173899 AND 333-183110) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Form 6-K contains certain updated information regarding Barclays PLC and the Barclays Group (as defined below) that has been prepared in connection with the rights issue that Barclays PLC announced on July 30, 2013. In particular, this Form 6-K consists of the following:

I.	Risk Factors Related to Barclays Group

II.	The Barclays Rights Issue

III.	Capitalization and Indebtedness

IV.	Unaudited Adjusted Financial Information

V.	Barclays and the Barclays Group

VI.	Current Trading and Prospects; Significant Recent Trends

VII.	Cash Flow Analysis and Other Income Statement Analysis

VIII.	Regulation of Barclays and the Barclays Group

IX.	Legal and Regulatory Proceedings

X.	Additional Information

XI.	Capital and Leverage Ratios

XII.	Certain Non-IFRS Measures

XIII.	Definitions

In this Form 6-K, references to “Barclays” or the “Company” refer to Barclays PLC. References to “we”, “our” and “us” refer to Barclays PLC or, if the context so requires, also to Barclays PLC and its consolidated subsidiaries. References to the “Group” or the “Barclays Group” refer to Barclays PLC and its consolidated subsidiaries. References to “Ordinary Shares” refer to ordinary shares of Barclays, nominal value 25p, and references to “ADSs” refer to Barclays American Depositary Shares, each representing four Ordinary Shares. Further definitions of terms used in this Form 6-K are set out under “Definitions” below.

FORWARD-LOOKING STATEMENTS

This document and certain documents incorporated by reference herein contain certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. We caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may,” “will,” “seek,” “continue,” “aim,” “anticipate,” “target,” “projected,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Program, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; U.K. domestic, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market-related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the ability to implement the Transform program; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. You are also advised to read carefully the risk factors set out in the section in this document entitled “Risk Factors Related to the Barclays Group” and in our filings with the U.S. Securities and Exchange Commission (the “SEC”) including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which is available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein or in the documents incorporated by reference herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority (the “PRA”), the Financial Conduct Authority (“FCA”), the London Stock Exchange, the SEC or applicable law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document or the documents incorporated by reference herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Nothing in this document is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

RISK FACTORS RELATED TO THE BARCLAYS GROUP

The following information describes risks that the Group believes could cause its future results of operations, financial condition and prospects to differ materially from current expectations. Certain of the risks described below also have the potential to adversely impact the Group’s reputation and brand, which could adversely affect the Group’s results of operations, financial condition and prospects.

Business conditions and the general economy: weak or deteriorating economic conditions or political instability in the Group’s main markets could adversely affect the Group’s trading performance

The Group offers a very broad range of services to retail and institutional customers, including governments, and it has significant activities in a large number of countries. Consequently, the operations, financial condition and prospects of the Group, its individual business units and/or specific countries of operation could be materially adversely impacted by weak or deteriorating economic conditions or political instability in one or a number of countries in any of the Group’s main business markets (being the U.K., the U.S., the Eurozone and South Africa) or any other globally significant economy through, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity and consequently a decline in revenues and/or higher costs; (ii) mark to market losses in trading portfolios resulting from changes in credit ratings, share prices and solvency of counterparties; and (iii) higher levels of impairment and default rates.

The global economy continues to face an environment characterized by low growth. However, central banks in advanced economies have maintained highly accommodative policies that have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. During the next few years, a combination of anticipated recovery in private sector demand and of a reduced pace of fiscal austerity in Europe and the United States is likely to result in a return by central banks towards more conventional monetary policies. Decreasing monetary support by central banks in response to any recovery (or anticipated recovery) in demand could have a further adverse impact on volatility in the financial markets and on the performance of significant parts of the Group’s business, in each case which could have an adverse effect on the Group’s operations, financial condition and prospects.

Credit risk: The financial condition of the Group’s customers, clients and counterparties, including governments and other financial institutions, could adversely affect the Group

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfill their contractual obligations to the Group. The Group may also suffer loss when the value of the Group’s investment in the financial instruments of an entity falls as a result of that entity’s credit rating being downgraded. In addition, the Group may incur significant unrealized gains or losses due solely to changes in the Group’s credit spreads or those of third parties, as these changes may affect the fair value of the Group’s derivative instruments, debt securities that the Group holds or issues, or any loans held at fair value.

Because these credit-related risks may be adversely impacted by weak or deteriorating economic conditions, the Group’s performance is at risk from any continuing weakness or deterioration in the economic environment in any of the Group’s main business markets (being the U.K., the U.S., the Eurozone and South Africa). The threat of weaker economies in one or a number of countries in which the Group operates and/or the possibility of a slowing of monetary stimulus by one or more governments could lead to generally weaker than expected growth, contracting GDP, reduced business confidence, higher levels of unemployment, rising inflation, potentially higher interest rates and falling property prices and consequently to an increase in delinquency rates and default rates among customers. Any further slowing of monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity which in turn may impact on refinancing risks, particularly to the corporate sector. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets resulting in a requirement to increase the Group’s level of impairment allowance. Any increase in impairment resulting from, for example, higher charge-offs to recovery in the retail book and write-offs could have a material adverse effect on the Group’s operations, financial condition and prospects.

There remain concerns in the market about credit risk (including that of sovereign states) and the Eurozone crisis. The large sovereign debts and/or fiscal deficits of a number of Eurozone countries and the sustainability of austerity programs that such countries have introduced have raised concerns among market participants regarding the financial condition of these countries as well as financial institutions, insurers and other corporates that are located in, or have direct or indirect exposures to, such Eurozone countries. Furthermore, an exit of one or more countries from the Eurozone could adversely impact the Group’s profitability, liquidity and capital in a number of ways, including: (i) the direct risk arising from the sovereign default of an existing country in which the Group has significant operations and the adverse impact on the economy of that exiting country and the credit standing of the Group’s clients and counterparties in that country; (ii) the subsequent adverse impact on the economy of other Eurozone countries and the credit standing of the Group’s clients and counterparties in such other Eurozone countries; (iii) indirect risk arising from credit derivatives that reference Eurozone sovereign debt; (iv) direct redenomination risk on the balance sheets of the Group’s local operations in countries in the Eurozone should the value of the assets and liabilities be affected differently as a result of one or more countries reverting to a locally denominated currency; (v) the introduction of capital controls or new currencies by any such existing countries; and (vi) significant effects on existing contractual relations and the fulfillment of obligations by the Group and/or its customers. If some or all of these conditions arise, persist or worsen, as the case may be, they may have a material adverse effect on the Group’s operations, financial condition and prospects. The current absence of a predetermined mechanism for a member state to exit the Euro means that it is not possible to predict the outcome of such an event or to accurately quantify the impact of such an event on the Group’s operations, financial condition and prospects.

The Investment Bank holds a significant portfolio of credit market assets, notably relating to commercial real estate and leveraged finance loans, which (i) remain illiquid; (ii) are valued based upon assumptions, judgments and estimates which may change over time; and (iii) may be subject to further deterioration and write-downs. Corporate Banking also holds a portfolio of longer-term loans on a fair value basis, which are similarly subject to market movements and which may therefore give rise to losses. In addition, the Group has large individual exposures to single name counterparties. The default of obligations by such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realized or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. As such, any such defaults could have a material adverse effect on the Group’s operations, financial condition and prospects.

Market risk: The Group’s financial position may be adversely affected by changes in both the level and volatility of prices (for example, interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates)

Barclays is at risk from its earnings or capital being reduced due to: (i) changes in the level or volatility of positions in its trading books, primarily in the Investment Bank, including changes in interest rates, inflation rates, credit spreads, property prices, commodity prices, equity and bond prices and foreign exchange levels; (ii) the Group being unable to hedge its banking book balance sheet at prevailing market levels; and (iii) the risk of the Group’s defined benefit pensions obligations increasing or the value of the assets backing these defined benefit pensions obligations decreasing due to changes in either the level or volatility of prices. These market risks could lead to significantly lower revenues, which could have an adverse impact on the Group’s operations, financial condition and prospects.

Specific examples of areas and scenarios where market risk could lead to significantly lower revenues and adversely affect the Group’s operating results include:

Reduced client activity and decreased market liquidity

The Investment Bank’s business model is focused on client intermediation. A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade, closing out a hedge, or exiting a position arising from that trade. Longer holding periods in times of higher volatility could lead to revenue volatility caused by price changes. Such conditions could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Uncertain interest rate environment

Interest rate volatility can impact the Group’s net interest margin, which is the interest rate spread realized between lending and borrowing costs. The potential for future volatility and margin changes remains, and it is difficult to predict with any accuracy changes in absolute interest rate levels, yield curves and spreads. Rate changes, to the extent they are not neutralized by hedging programs, may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Funding risk: The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its liquidity and capital ratios

Funding risk is the risk that the Group may not be able to achieve its business plans due to: being unable to maintain appropriate capital ratios (Capital risk); failing to manage its liquidity and funding risk sufficiently (Liquidity risk); or the impact of changes in foreign exchange rates on capital ratios and/or adverse changes in interest rate curves impacting structural hedges of non-interest bearing assets/liabilities (Structural risk).

Capital risk

Should the Group be unable to maintain or achieve appropriate capital ratios, this could lead to: an inability to support business activity; a failure to meet regulatory requirements; changes to credit ratings, which could also result in increased costs or reduced capacity to raise funding; and/or the need to take additional measures to strengthen the Group’s capital position.

Basel III and CRD IV are expected to increase the amount and quality of capital that Barclays is required to hold and Barclays has increased its core capital in anticipation of this. However, CRD IV requirements adopted in the United Kingdom may change, whether as a result of further changes to CRD IV agreed by European Union legislators, binding regulatory technical standards to be developed by the European Banking Authority (“EBA”) or changes to the way in which the PRA interprets and applies these requirements to U.K. banks (including as regards individual model approvals granted under CRD II and III). Such changes, either individually and/or in aggregate, may lead to further unexpected enhanced requirements in relation to the Group’s CRD IV capital. Additional capital requirements will also arise from other proposals, including the recommendations of the U.K. Independent Commission on Banking, the Liikanen Review and section 165 of the Dodd-Frank Act. It is not currently possible to predict with accuracy the detail of secondary legislation or regulatory rulemaking expected under any of these proposals, and therefore the likely consequences to the Group. However, it is likely that these changes in law and regulation would require changes to the legal entity structure of the Group and how its businesses are capitalized and funded and/or are able to continue to operate and as such could have an adverse impact on the operations, financial condition and prospects of the Group. Any such increased capital requirements or changes to what is defined to constitute capital may also constrain the Group’s planned activities and could increase costs, impact on the Group’s earnings and restrict Barclays’ ability to pay dividends. Moreover, during periods of market dislocation, or when there is significant competition for the type of funding that the Group needs, increasing the Group’s capital resources in order to meet targets may prove more difficult and/or costly.

Liquidity risk

Should the Group fail to manage its liquidity and funding risk sufficiently, this may result in an inability to support normal business activity; and/or a failure to meet liquidity regulatory requirements; and/or changes to credit ratings. Any material adverse change in market liquidity (such as that experienced in 2008), the availability and cost of customer deposits and/or wholesale funding, in each case whether due to factors specific to Barclays (such as due to a downgrade in Barclays’ credit rating) or to the market generally, could adversely impact the Group’s ability to maintain the levels of liquidity required to meet regulatory requirements and sustain normal business activity. In addition, there is a risk that the Group could face sudden, unexpected and large net cash outflows, for example from customer deposit withdrawals and/or collateral posting upon ratings downgrades, or unanticipated levels of loan drawdowns under committed facilities, which could also result in (i) forced reductions in Barclays’ balance sheet, (ii) Barclays being unable to fulfill its lending obligations and (iii) a failure to meet the Group’s liquidity regulatory requirements. During periods of market dislocation (for example, in the event of an exit of one or more countries from the Eurozone), the Group’s ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and increased costs of raising funding could all adversely impact the operations, financial condition and prospects of the Group.

Structural risk

The Group has capital resources and risk weighted assets denominated in foreign currencies; changes in foreign exchange rates result in changes in the pounds sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements. The Group also has exposure to non-traded interest rate risk, arising from the provision of retail and wholesale (non-traded) banking products and services. This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with base rate changes. Failure to appropriately manage the Group’s balance sheet to take account of these risks could result in: (i) in the case of foreign exchange risk, an adverse impact on regulatory capital ratios and (ii) in the case of non-traded interest rate risk, an adverse impact on income. Structural risk is difficult to predict with any accuracy and may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Operational risk: The operational risk profile of the Group may change as a result of human factors, inadequate or failed internal processes and systems, and external events

The Group is exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), the risk of breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of Barclays’ business) and systems failure or non-availability. Barclays is also subject to the risk of disruption of its business arising from events that are wholly or partially beyond its control (for example natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses or reductions in service to customers and/or economic loss to Barclays. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group’s processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks. All of these risks are also applicable where Barclays relies on outside suppliers or vendors to provide services to it and its customers.

Infrastructure resilience, technology and CyberSecurity

The Group’s technological infrastructure is critical to the operation of the Group’s businesses and delivery of products and services to customers and clients. Any disruption in a customer’s access to their account information or delays in making payments will have a significant impact on the Group’s reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers. Technological efficiency and automation is also important to the control environment and improvement is an area of focus for Barclays, including in the Investment Bank. Furthermore, there is a growing threat of attacks to the Group’s systems (including in respect of customer and Group information held on those systems and transactions processed through these systems) from individuals or groups via cyberspace. Risks to technology and cybersecurity change rapidly and require continued focus and investment.

Given the increasing sophistication and scope of potential attacks via cyberspace, it is possible that future attacks may lead to significant breaches of security. Failure to manage cybersecurity risk adequately could adversely affect the Group’s reputation, operations, financial condition and prospects.

Critical accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortized cost assets, impairment and valuation of available-for-sale investments, calculation of income and deferred tax, fair value of financial instruments, valuation of goodwill and intangible assets, valuation of provisions and accounting for pensions and post-retirement benefits. There is a risk that if the judgment exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for, which could have an adverse impact on the Group’s operations, financial results and condition and prospects.

Observable market prices are not available for many of the financial assets and liabilities that the Group holds at fair value and a variety of techniques to estimate the fair value are used. Should the valuation of such financial assets or liabilities become observable, for example as a result of sales or trading in comparable assets or liabilities by third parties, this could result in a materially different valuation to the current carrying value in the Group’s financial statements.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. For example, the IAS 32 Financial Instruments revisions could result in a material gross-up of assets and liabilities in the balance sheet, depending on interpretation of the standard in relation to derivative offsetting.

Legal and regulatory proceedings: The Group operates in highly regulated industries, and the Group’s businesses and results may be significantly affected by the laws and regulations applicable to it and by proceedings involving the Group

As a global financial services firm, the Group is subject to extensive and comprehensive regulation under the laws of the various jurisdictions in which it does business. These laws and regulations significantly affect the way that the Group does business, and can restrict the scope of its existing businesses and limit its ability to expand its product offerings or to pursue acquisitions, or can make its products and services more expensive for clients and customers. There has also been an increased focus on regulation and procedures for the protection of customers and clients of financial services firms. This has resulted, moreover, in increased willingness on the part of regulators to investigate past practices of financial services firms.

The Group is exposed to many forms of risk relating to legal and regulatory proceedings, including that: (i) business may not be, or may not have been, conducted in accordance with applicable laws in the relevant jurisdictions around the world and financial and other penalties may result; (ii) contractual obligations may either not be enforceable as intended or may be enforced in a way adverse to the Group; (iii) intellectual property may not be adequately protected and the Group may use intellectual property which infringes, or is alleged to infringe, the rights of third parties; and (iv) liability for damages may be incurred to third parties harmed by the conduct of the Group’s business.

Legal proceedings

The Group, in common with other global financial services firms, has in recent years faced increased levels of legal proceedings in jurisdictions where it operates businesses and/or in which it sells securities and offers financial products. This is particularly true in the U.S., where the Group has faced and is facing legal proceedings relating to its business activities and its sale of securities and financial products, including in the form of class actions. Key legal proceedings to which the Group is currently exposed include:

•	Lehman Brothers;

•	Certain series of preference shares issued in the form of American Depositary Shares;

•	U.S. Federal Housing Finance Agency and other residential mortgage-backed securities litigation;

•	Devonshire Trust; and

•	LIBOR and other benchmarks civil actions (see also “—Regulatory and other investigations or proceedings” discussed below).

The outcome of each of these legal proceedings (and in any proceedings that may be brought in the future) is difficult to predict. However, the Group may incur significant expense in connection with such proceedings and one or more of them could expose the Group to any of the following: substantial monetary damages; loss of significant assets; other penalties and injunctive relief; potential regulatory restrictions on the Group’s business; and/or a negative effect on the Group’s reputation, any of which could have an adverse impact on the Group’s operations, financial condition and prospects. An adverse decision in any one matter, either against Barclays or another bank facing similar claims, could lead to further claims against Barclays.

Regulatory and other investigations or proceedings

The Group also faces existing regulatory and other investigations in various jurisdictions as well as the risk of potential future regulatory and other investigations or proceedings and/or further private actions and/or class actions being brought by third parties in connection with such regulatory and other investigations or proceedings.

The FCA has investigated certain agreements, including two advisory services agreements entered into by Barclays Bank with Qatar Holding LLC in June and October 2008, respectively, and whether these may have related to Barclays’ capital raisings in June and November 2008.

The FCA issued warning notices (the “Warning Notices”) against Barclays and Barclays Bank on September 13, 2013.

The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322 million payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that Barclays and Barclays Bank believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings. The Warning Notices conclude that Barclays and Barclays Bank were in breach of certain disclosure-related Listing Rules and Barclays was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays and Barclays Bank acted recklessly. The financial penalty in the Warning Notices against the Group is £50 million. However, Barclays and Barclays Bank continue to contest the findings.

The SFO is investigating the same agreements. Its investigation is at an earlier stage and the Group has received and continues to respond to requests for further information.

The DOJ and the SEC are undertaking an investigation into whether the Group’s relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act. They are also investigating the agreements referred to above, including the two advisory services agreements. The U.S. Federal Reserve has requested to be kept informed of these matters.

It is not possible to estimate the full impact on the Group if the final conclusion of these matters is adverse.

Final adverse findings would result in financial penalties, reputational impact, and/or (if further action is taken by U.K. or U.S. prosecutors) possible criminal liability, with a consequential risk of impact on share price and possible consequential civil litigation, and no assurance can be given as to the civil, criminal or regulatory consequences or their financial impact, if any, before final conclusions are reached by the authorities in the ongoing investigations.

Other key regulatory and other investigations or proceedings to which the Group is currently exposed include:

•	Interchange investigations;

•	Investigations into LIBOR, ISDAfix and other benchmarks;

•	Interest rate hedging products redress;

•	Federal Energy Regulatory Commission investigation; and

•	Credit Default Swap antitrust investigations.

The outcome of these investigations or proceedings is difficult to predict. However, the Group may incur significant expense in connection with these matters, which could expose the Group to any of the following: substantial monetary damages and fines; other penalties and injunctive relief; potential for additional civil or private litigation; potential for criminal prosecution in certain circumstances; potential regulatory restrictions on the Group’s business; and/or a negative effect on the Group’s reputation. There is also a risk that such investigations or proceedings may give rise to changes in law or regulation as part of a wider response by relevant lawmakers and regulators. Any of these risks, should they materialize, could have an adverse impact on the Group’s operations, financial results and condition and prospects.

In addition, the Group is subject to a Non-Prosecution Agreement (“NPA”) entered into with the U.S. Department of Justice in connection with the LIBOR investigations. Under the NPA, Barclays has agreed that, for a period of two years from June 26, 2012, it will, amongst other things, commit no United States crime whatsoever and will comply with certain obligations to provide information to and cooperate with U.S. authorities.

A breach of any of the NPA provisions could lead to further prosecutions in relation to Barclays’ benchmark interest rate submissions and could have significant consequences for Barclays’ current and future business operations in the United States.

Adequacy of provisions

Where provisions have already been taken in published financial statements or results announcements for on-going legal or regulatory matters, including in relation to litigation relating to Devonshire Trust, payment protection insurance (“PPI”) and interest rate hedging products, these have been recognized, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions (as has, for example, been the case in relation to the provisions that the Group has made in relation to PPI redress payments), or actual losses that exceed or fall short of the provisions taken.

In addition, provisions have not been taken where no obligation (as defined in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. Such losses would have an adverse impact on the Group’s operations, financial results and condition and prospects.

Potential financial and reputational impacts of legal, regulatory or other proceedings

Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue. The nature of any future disputes and legal, regulatory or other investigations or proceedings, and the likelihood of their occurring, cannot be predicted in advance. Furthermore, the outcome of any on-going disputes and legal, regulatory or other investigations or proceedings is difficult to predict. However, it is likely that in connection with any such on-going and future matters the Group will incur significant expense investigating and, where applicable, defending such claims. In addition, non-compliance by the Group with applicable laws, regulations and codes of conduct relevant to its businesses in all jurisdictions in which it operates, whether due to inadequate controls or otherwise, could lead to substantial monetary damages and/or fines, loss of significant assets, public reprimands, a negative effect on the Group’s reputation, increased regulatory compliance requirements or other potential regulatory restrictions on the Group’s business, the potential for criminal prosecution in certain circumstances, enforced suspension of operations or, in extreme cases, withdrawal of authorizations to operate particular businesses and/or other penalties and injunctive relief. Non-compliance may also lead to costs relating to investigations and remediation of affected customers (which may, in some circumstances, exceed the direct costs of regulatory enforcement actions). In addition, reputational damage may lead to a reduction in franchise value. As an example of non-compliance leading to costs of remediation, U.K. Retail and Business Banking has identified certain issues with the information contained in historic statements and arrears notices relating to consumer loan accounts. It is therefore implementing a plan to return interest incorrectly charged to customers. As of June 30, 2013, a provision was held for these costs, which includes expected operational costs and which Barclays considers to be adequate in respect of this remediation. Barclays is also undertaking a review of all its businesses where similar issues could arise, including Barclaycard, Barclays Wealth and Barclays Corporate, to assess any similar or related issues. There is currently no certainty as to the outcome of this review. The findings of such review could have an adverse impact on the Group’s operations, financial results and prospects.

Any of these risks, should they materialize, could have an adverse impact on the Group’s operations, financial results and condition and prospects. There is also a risk that the outcome of such investigations or proceedings may give rise to changes in law or regulation as part of a wider response by relevant lawmakers and regulators. An adverse decision in any one matter, either against the Group or another financial institution facing similar claims could lead to further claims against the Group.

Anti-money laundering, anti-bribery, sanctions and other compliance risks

Combating money laundering, bribery and terrorist financing and the enforcement of compliance with economic sanctions has been a major focus of government policy relating to financial institutions in recent years (most notably in the U.K., the European Union and the U.S.). U.S., U.K. and European Union law and regulation impose obligations on the Group to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. In addition, the extra-territorial reach of U.S. regulations in respect of economic sanctions requires the Group to establish effective controls and procedures in order to prevent violations of U.S. sanctions against designated foreign countries, nationals and others. The risk of non-compliance for large universal banking groups, such as Barclays, are high given the nature, scale and complexity of such groups and the challenges inherent in implementing robust controls. The Group also operates in some newer and emerging markets, such as Africa, Asia and the Middle East, where the risks can be higher than in more established markets. Failure by Barclays to implement and maintain adequate programs to combat money laundering, bribery and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution, including exposure to fines, public censure, penalties and damages.

PRA Leverage Ratio: Barclays may be unable to meet the PRA’s expectations by June 2014

In June 2013, following its assessment of the capital adequacy of major U.K. banks and building societies, the PRA introduced a 3% leverage ratio target and subsequently, following discussions between Barclays and the PRA, the PRA requested that Barclays plan to achieve this target by June 30, 2014. The PRA Leverage Ratio for Barclays will be calculated as fully loaded CET1 capital (after certain PRA Adjustments) together with Additional Tier 1 securities it issues in the future, divided by a leverage exposure measure calculated in accordance with Article 429 of CRD IV. Calculation of the CRD IV leverage ratio under Article 429 remains subject to review by the EBA; following this review the European Commission is expected to develop a further legislative proposal for submission to the European Parliament and the European Council by the end of 2016. On the current timetable the CRD IV leverage ratio is not expected to be finally implemented until 2018. It is possible that (i) the level and basis of calculation of the PRA Leverage Ratio may change, reflecting changes to the CRD IV Leverage Ratio calculation arising from binding regulatory technical standards to be developed by the EBA and/or any related statement or guidelines from the Basel Committee on Banking Supervision; (ii) the PRA Adjustments may change; and (iii) the PRA may change its approach to the PRA Leverage Ratio.

There is, in any event, a risk that Barclays’ financial position may diverge from management’s current expectations or projections, adversely affecting Barclays’ ability to achieve the 3% PRA Leverage Ratio target by June 30, 2014. This, or any of the above could lead to an alteration by the PRA of its supervisory expectations in relation to the PRA Leverage Ratio.

On July 30, 2013, Barclays announced a series of actions designed to achieve the 3% PRA Leverage Ratio target within the planned timeframe. These actions include: (i) the Rights Issue; (ii) measures to reduce Barclays’ CRD IV Leverage Exposure through a number of management actions that Barclays believes involve low execution risk; (iii) the retention of earnings and other forms of capital accretion, and (iv) future issuance of Additional Tier 1 securities with a 7% fully loaded CET1 ratio trigger, which the PRA has confirmed can be used in the calculation of the PRA Leverage Ratio.

There are a number of risks which may adversely impact Barclays’ ability to meet the PRA Leverage Ratio target by the expected timeframe of June 2014. Barclays may not be able to successfully implement all aspects of the Leverage Plan, for example, the completion of an issuance of notes which qualify under CRD IV as Additional Tier 1 securities with a 7% fully loaded CET 1 ratio trigger will be subject to market risks and investor demand; the implementation of the identified measures for reducing Barclays’ CRD IV Leverage Exposure will be subject to a degree of execution risk; the ability of the Group to retain earnings at the rate anticipated under, and other management expectations or projections underlying, the Leverage Plan will be dependent on the financial performance of the Group; and other identified capital accretive management actions may not result in capital accretion to the extent expected under the Leverage Plan, or at all. In addition, a significant trading loss or other extraordinary or unanticipated cost or loss could have a material impact on the earnings and profitability of the Group, which in turn could adversely impact the Group’s ability to meet the PRA Leverage Ratio target in accordance with the PRA’s timetable expectations.

While the PRA has confirmed to Barclays that meeting the target by June 30, 2014 is an expectation (rather than a formal regulatory requirement), Barclays has determined to move swiftly to achieve the target in accordance with the PRA’s timing expectations, and has discussed and agreed the Leverage Plan with the PRA.

There is a risk that Barclays may fail to implement the Leverage Plan in full if, for example, it failed to raise sufficient capital from an issuance of Additional Tier 1 securities or reduce its CRD IV Leverage Exposure by £65-£80 billion as contemplated in the Leverage Plan. In this event or if, notwithstanding receipt of the net proceeds of the Rights Issue and implementation of the other aspects of the Leverage Plan, Barclays considers that it may not meet all of the supervisory expectations of the PRA in relation to leverage by June 30, 2014, it would expect to enter into discussions with the PRA and the Board would consider what actions to take in light of the circumstances, taking into account the capital requirements of the Group at such time. Possible actions might include agreeing with the PRA to extend the timeframe for achieving the targeted PRA Leverage Ratio beyond June 2014 and/or taking additional or alternative measures to those currently envisaged to reduce leverage. Any such discussions with the PRA could take some time before agreement is reached.

Additional or alternative measures to address any then outstanding leverage gap could include further reducing CRD IV Leverage Exposure (including through asset sales or through making changes to Barclays’ business model), limiting discretionary distributions (including the level of dividend payable by Barclays to shareholders), reducing lending to customers and clients and/or taking additional measures to strengthen Barclays’ capital position. If, following discussions with the PRA, the Group were to take additional or alternative measures to improve its leverage position, these may be subject to greater risks and uncertainties than, and may not be as beneficial to the Group and its stakeholders as, the measures contemplated under the Leverage Plan. Accordingly, this might have a damaging effect on Barclays’ business.

The above factors could lead to decreased investor confidence in Barclays, an adverse impact on its reputation and/or negatively affect Barclays’ share price.

Regulatory risks: The financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group’s business, financial performance capital and risk management strategies

The Group, in common with much of the financial services industry, continues to be the focus of significant regulatory change and scrutiny in many of the countries in which it operates, including, in particular, the U.K. and the U.S. in light of its significant investment banking operations. This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including with regard to: (i) capital liquidity and leverage requirements (for example arising from Basel III and CRD IV); (ii) structural reform and recovery and resolution planning; and (iii) market infrastructure reforms such as centralized clearing of over-the-counter (OTC) derivatives; (iv) the adequacy of controls around its businesses in many jurisdictions, including in the U.S. As a result, regulatory risk will continue to require senior management attention and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and the extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix or to exit certain business activities altogether or to determine not to expand in areas despite their otherwise attractive potential.

Implementation of Basel III / CRD IV and additional PRA supervisory expectations

CRD IV introduces significant changes in the prudential regulatory regime applicable to banks including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. CRD IV has been adopted by European legislators and the requirements generally will apply in the U.K. and other European Union member states from January 1, 2014. CRD IV permits a transitional period for certain of the enhanced capital requirements and certain other measures, such as the CRD IV leverage ratio, which are not expected to be finally implemented until 2018. Outside of the anticipated CRD IV timetable (and as indicated by the PRA’s statements of intent set out in its CP5/13 consultation paper described below), the PRA’s supervisory expectation is for Barclays to meet certain capital and leverage ratio targets within certain prescribed timeframes. The PRA’s current expectation is for Barclays to meet an adjusted fully loaded CET 1 ratio of 7% by December 31, 2013 and a PRA Leverage Ratio of 3% by June 30, 2014, as mentioned above.

CRD IV requirements adopted in the United Kingdom may change, whether as a result of further changes to CRD IV agreed by European Union legislators, binding regulatory technical standards to be developed by the EBA or changes to the way in which the PRA interprets and applies these requirements to U.K. banks (including as regards individual model approvals granted under CRD II and III). Such changes, either individually and/or in aggregate, may lead to further unexpected enhanced requirements in relation to the Group’s CRD IV capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. The PRA announced a consultation paper (CP5/13, Strengthening capital standards: implementing CRD IV) in August 2013 which sets out proposed changes to the PRA rules in order to implement CRD IV in the U.K. While the Leverage Plan was announced prior to the publication of this consultation paper, the PRA, when announcing that it agreed and welcomed the Leverage Plan, commented that it had taken into account the content of its then planned consultation paper (which has subsequently been issued). However, no assurance can be given that the proposed changes to the PRA rules will be implemented in the form set out in the consultation paper. If the PRA rules were to be amended in a manner other than as set out in the consultation paper, and depending on the content of final binding regulatory technical standards developed by the EBA, it could be materially more difficult for the Group to maintain compliance with prudential requirements. This may result in a need for further management actions to meet the changed requirements, such as: increasing capital, reducing leverage and risk weighted assets, modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group) and changing Barclays’ business mix or exiting other businesses and/or undertaking other actions to strengthen Barclays’ capital position.

Structural reform

A number of regulators are currently proposing or considering legislation and rulemaking that could have a significant impact on the future legal entity structure, business mix and management of the Group:

•	The U.K. Financial Services (Banking Reform) Bill, which gives U.K. authorities the power to implement key recommendations of the Independent Commission on Banking, including: (i) the separation of the U.K. and European Economic Area retail banking activities of the largest U.K. banks into a legally, operationally and economically separate and independent entity (so-called “ring fencing”); (ii) statutory depositor preference in insolvency; and (iii) a reserve power for the PRA to enforce full separation of the retail operations of U.K. banks to which the reforms apply under certain circumstances;

•	The European Union High Level Expert Group Review (the Liikanen Review) on reform of the structure of the European Union banking sector, which includes recommendations for the mandatory separation of proprietary trading and other high-risk trading activities (subject to thresholds) from deposit-taking banks (and on which the European Commission has subsequently consulted);

•	U.S. Federal Reserve proposals to implement section 165 of the Dodd-Frank Act to require the U.S. subsidiaries of foreign banks operating in the U.S. to be held under a U.S. intermediate holding company subject to a comprehensive set of prudential, supervisory and local capital requirements prescribed by U.S. regulators, and to implement section 166 (early remediation requirements). Under the current proposals, the intermediate holding company would be required to meet the enhanced prudential standards and early remediation requirements that are, to a large degree, the same as those applicable to similar U.S. bank holding companies, including some requirements previously assessed as not being applicable to the Group. The U.S. Federal Reserve proposals, if adopted in their current form, have the potential to significantly increase the absolute and regulatory costs of Barclays’ U.S. operations. It is also possible that the implementation of section 165 could have a more onerous effect in relation to the U.S. subsidiaries of foreign banks than on U.S. bank holding companies;

•	In the U.S., the so-called “Volcker Rule” will, once effective, significantly restrict the ability of U.S. bank holding companies and their affiliates, and the U.S. branches of foreign banks, to conduct proprietary trading in securities and derivatives as well as certain activities related to hedge funds and private equity funds. In October 2011, U.S. regulators proposed rules to implement the Volcker Rule. Those rules have not yet been finalized. Analysis continues of the proposals, but it is clear that compliance with them could entail significant additional compliance and operational costs for the Group. While the statutory Volcker Rule provisions officially took effect in July 2012, Barclays has until the end of the conformance period, currently set for July 2014 (subject to possible extensions), in order to conform its activities to the requirements of the rule; and

•	The European Commission’s proposal for a directive providing for a new European Union framework for the recovery and resolution of credit institutions and investment firms (the “Recovery and Resolution Directive” or “RRD”). For more information, see “—Regulatory action in the event of a bank failure” below.

These laws and regulations and the way in which they are interpreted and implemented by regulators may have a number of significant consequences, including changes to the legal entity structure of the Group, changes to how and where capital and funding is raised and deployed within the Group, increased requirements for loss-absorbing capacity within the Group and/or at the level of certain legal entities or sub-groups within the Group and potential modifications to Barclays’ business mix and model (including potential exit of certain business activities). These and other regulatory changes, and the resulting actions taken to address such regulatory changes, may have an adverse impact on Barclays’ profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends and/or financial condition. It is not yet possible to predict the detail of such legislation or regulatory rulemaking or the ultimate consequences to the Group which could be material.

Recovery and resolution planning

There continues to be a strong regulatory focus on resolvability from both U.K. and international regulators. The Group continues to work with all relevant authorities on recovery and resolution plans (“RRP”) and the detailed practicalities of the resolution process. This includes the provision of information that would be required in the event of a resolution, in order to enhance the Group’s resolvability. The Group made its first formal RRP submissions to the U.K. and U.S. regulators in mid-2012 and has continued to work with the relevant authorities to identify and address any impediments to resolvability.

The European Union has developed a proposal for a Directive to establish a framework for the recovery and resolution of credit institutions and investment firms. The aim of this new regime would be to provide authorities with the tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution or firm’s critical financial and economic functions while minimizing the impact of its failure on the financial system. The regime is also intended to ensure that shareholders bear losses first and that creditors bear losses after shareholders, provided that no creditor should incur greater losses than it would have incurred if the institution had been wound up under normal insolvency proceedings. The proposed Directive provides resolution authorities with powers to require credit institutions to make significant changes in order to enhance recovery or resolvability. These include, amongst others, the powers to require the group to: make changes to its legal or operational structures (including demanding that the Group be restructured into units which are more readily resolvable); limit or cease specific existing or proposed activities; hold a specified minimum amount of liabilities subject to write-down or conversion powers under the so-called “bail-in” tool. While Barclays believes that it is making good progress in reducing impediments to resolution, should the relevant authorities ultimately decide that the Group or any significant subsidiary is not resolvable, the impact of such structural changes (whether in connection with RRP or other structural reform initiatives) could impact capital, liquidity and leverage ratios, due to reduced benefits of diversification, as well as the overall profitability, via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Regulatory action in the event of a bank failure

The U.K. Banking Act 2009, as amended (the “Banking Act”) provides for a regime (the “resolution regime”) to allow the Bank of England (or, in certain circumstances, U.K. HM Treasury (the “U.K. Treasury”)) to resolve failing banks in the U.K., in consultation with the PRA and the U.K. Treasury, as appropriate. Under the Banking Act, these authorities are given powers to make share transfer orders and property transfer orders. If these powers were to be exercised in respect of Barclays, there could be a material adverse effect on the rights or interests of shareholders, including through a material adverse effect on the market price of Barclays’ shares.

The Banking Act may be amended and/or other legislation may be introduced in the U.K. that would apply in the event of a bank failure or to provide regulators with other resolution powers. In particular, the European Commission’s legislative proposal has developed a draft directive providing for a European Union framework for the recovery and resolution of credit institutions and investment firms (the RRD) is expected to expand the powers currently available to the relevant authorities under the Banking Act. The RRD includes a proposal for the introduction of statutory “write down and conversion” and “bail-in” powers, which would give the relevant U.K. resolution authority certain powers, including the power to cancel existing shares and/or dilute existing shareholders by converting relevant capital instruments or eligible liabilities into shares of the surviving entity. Accordingly, if the Group were to be at or approaching the point of non-viability such as to require regulatory intervention, any exercise of any resolution regime powers by the relevant U.K. resolution authority may result in shareholders losing all or a part of their shareholdings and/or in the rights of shareholders being adversely affected, including by the dilution of their percentage ownership of the Barclays’ share capital, and/or could have a material adverse effect on the market price of Barclays’ shares.

As well as the “bail-in” power, the powers currently proposed to be granted to the relevant U.K. resolution authority under the RRD include the power, which is similar to an existing power under the Banking Act, to direct the sale of a bank and/or to transfer all or part of a bank to a “bridge bank” (a publicly controlled entity) in each case without requiring the consent of the shareholders and/or the power to transfer the problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time.

There remains significant uncertainty regarding the ultimate nature and scope of these powers and, if ever implemented, how they would affect the Group. Accordingly, it is not yet possible to assess the full impact of the draft RRD on the Group and once it is implemented, the manner in which it is implemented or the taking of any actions by the relevant U.K. resolution authority currently contemplated in the draft RRD and/or the Banking Act and/or any related legislation or regulation could have a material adverse effect on the rights or interests of the shareholders, including through a material adverse effect on the market price of Barclays shares.

Market infrastructure reforms

The European Market Infrastructure Regulation (“EMIR”) introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. These requirements come into force progressively through 2013 and 2014. When it enters fully into force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: report every derivative contract entered into to a trade repository; implement new risk management standards (including operational processes and margining) for all bilateral over-the-counter derivative trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, over-the-counter derivative trades. Lower capital requirements for cleared trades are only available if the central counterparty is recognized as a “qualifying central counterparty”, which has been authorized or recognized under EMIR (in accordance with related binding technical standards).

In the U.S., the Dodd-Frank Act also mandates that many types of derivatives now traded in the over-the-counter markets must be traded on an exchange or swap execution facility and must be centrally cleared through a regulated clearing house. In addition, participants in these markets are now made subject to U.S. Commodity Futures Trading Commission (“CFTC”) and SEC regulation and oversight. Entities required to register with the CFTC as “swap dealers” or “major swap participants” and/or with the SEC as “security-based swap dealers” or “major security-based swap dealers” are or will be subject to business conduct, capital, margin, record-keeping and reporting requirements. Barclays Bank has provisionally registered with the CFTC as a swap dealer. It is possible that other additional regulations (many of which still are not final), and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets.

The new regulation of the derivative markets could adversely affect the business of Barclays Bank and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities, which could in turn reduce the demand for swap dealer and similar services of Barclays Bank and its subsidiaries. In addition, as a result of these increased costs, the new regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

Increased regulatory scrutiny

In addition to the costs and risks that may arise as a result of changing laws and regulations and interpretations thereof, Barclays devotes considerable resources to compliance with existing regulatory requirements and requests. This is an ongoing process of engagement with banking, markets and other regulators in many jurisdictions throughout the world.

In addition to its principal regulators in the U.K., Barclays faces significant regulatory scrutiny in many of the other jurisdictions in which it operates, in particular in the U.S. where its business has grown in size and complexity since 2008 (particularly following the Lehman acquisition). This in turn requires continual monitoring and upgrading of complex control systems in areas such as unauthorized trading, know-your-customer, sanctions and anti-money laundering. Barclays’ ability to maintain and grow its businesses in the U.K. and the U.S. (as well as in other jurisdictions) will depend in considerable part upon its ability to respond to both current regulatory standards and expectations as well as to comply with those standards and expectations as they evolve in the future, both in terms of the actual requirements and the way in which the relevant regulators implement and enforce them. The above also requires significant management resource and attention and is dependent on the Group ensuring that sufficient and appropriately qualified staff are dedicated to oversee and manage such issues. If Barclays is not able to satisfy its regulators in the key markets in which it operates, and in particular in the U.K. and the U.S., as to its compliance with applicable requirements, including any current or future remedial actions required to be taken and/or the satisfactory nature of systems and controls, those regulators could take actions, or require the Group to take actions, which would be damaging to Barclays’ businesses and which could have a material adverse effect on the Group’s operations, financial condition and prospects.

Taxation risk: The Group could suffer financial or reputational damage arising from the way in which it manages its tax affairs

The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at the European Union level, and is impacted by a number of double taxation agreements between countries.

There is risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage due to: failure to comply with, or correctly assess the application of, relevant tax law; failure to deal with tax authorities in a timely, transparent and effective manner (including in relation to historic transactions which might have been perceived as aggressive in tax terms); incorrect calculation of tax estimates for reported and forecast tax numbers; or provision of incorrect tax advice. Such charges, or conducting any challenge to a relevant tax authority, could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group’s operations, financial condition and prospects.

In addition, any changes to the tax regimes applicable to the Group, could have a material adverse effect on the Group. For example, depending on the terms of the final form of legislation as implemented, the introduction of the proposed European Union Financial Transaction Tax could adversely affect certain of the Group’s businesses and have a material adverse effect on the Group’s operations, financial conditions and prospects.

Conduct and Reputation risks: Damage to the Group’s reputation could damage its businesses

Conduct risk is the risk that detriment is caused to the Group’s customers, clients or counterparties or Barclays and its employees because of inappropriate execution of the Group’s business activities. Reputation risk is the risk of damage to the Barclays brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical (for example, the industry-wide investigation into the setting of LIBOR and other benchmarks and the misselling of PPI to consumers). Reputation risk may also arise from past, present or potential failures in corporate governance or management (for example, if Barclays were to provide funding or services to clients without fully implementing anti-money laundering, anti-bribery or similar precautions). In addition, reputation risk may arise from the actual or perceived manner in which Barclays conducts its business activities or in which business activities are conducted in the banking and financial industry generally.

Failure to appropriately manage conduct and reputation risks may reduce, directly or indirectly, the attractiveness of the Group to stakeholders, including customers, and may lead to negative publicity, loss of revenue, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting and retaining talent. Sustained damage arising from conduct and reputation risks could have a materially negative impact on the Group’s ability to operate fully and the value of the Group’s franchise, which in turn could negatively affect the Group’s operations, financial condition and prospects.

Transform program

The “Transform program” represents the strategy of the Group, both for improved financial performance and cultural change, and the Group expects to incur significant restructuring charges and costs associated with implementing this strategic plan. In addition, the successful development and implementation of the strategic plan requires difficult, subjective and complex judgments, including forecasts of economic conditions in various parts of the world, and is subject to significant execution risks. For example, the Group’s ability to implement successfully the Transform program may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in the Group’s management or operational capacity or significant and unexpected regulatory change in countries in which the Group operates. Moreover, progress on the three elements of the Transform program, or on the various components of these elements (including reduction in costs relative to net operating income), is unlikely to be uniform or linear, and certain targets may be achieved more slowly than others, if at all.

Failure to implement successfully the Transform program could have a material adverse effect on the Group’s ability to achieve the stated targets and other expected benefits of the Transform program and there is also a risk that the costs associated with implementing the program may be higher than the financial benefits expected to be achieved through the program. In addition, the Group may not be successful in meeting the goals of embedding a culture and set of values across the Group and achieving lasting and meaningful change to the Group’s culture, and this could negatively impact the Group’s operations, financial condition and prospects.

THE BARCLAYS RIGHTS ISSUE

Introduction

On July 30, 2013 Barclays announced that it intended to conduct a rights issue (the “Rights Issue”) to raise approximately £5.8 billion (net of expenses).

The Rights Issue is one of a series of actions comprising the Leverage Plan, which the Board has decided to take in order to address a leverage ratio target which has been recently introduced by our primary prudential regulator, the PRA. Further details on the background to this leverage ratio target and the Leverage Plan (including the other actions Barclays intends to take) are set out below.

The Leverage Plan has been discussed and agreed with the PRA, which announced on July 30, 2013 that it had considered all elements of the plan and, based on our projections, concluded that the Leverage Plan was a credible plan to meet a PRA Leverage Ratio target of 3% by the end of June 2014 without cutting back on lending to the real economy.

The Regulatory Background

In 2010, the Basel Committee on Banking Supervision (the “BCBS”) published new guidelines, commonly known as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. These guidelines will become law in the U.K. and Europe through implementation of the Fourth Capital Requirements Directive and Regulation, referred to as “CRD IV.” which were finalized and published in the Official Journal of the European Union in June 2013. The Directive is required to be implemented into national law by European Union member states by December 31, 2013 and the Regulation will apply directly in European Union member states from January 1, 2014.

Basel III and CRD IV require banks such as Barclays to monitor and manage their regulatory capital and balance sheets to a range of prudential metrics, including enhanced capital ratios and newly introduced liquidity, funding and leverage ratios. Given the impact of these new requirements, banks have been granted a transitional period to 2018 to achieve full compliance, during which certain transitional reliefs are available. Following the transitional period, the full set of CRD IV rules apply (referred to as applying on a “fully loaded” basis).

The Basel III/CRD IV leverage ratio is not expected to become a regulatory requirement until 2018. During an observation period ending January 1, 2017, relevant national supervisors will monitor the leverage ratio, its components and its performance in order to set the appropriate prudential levels. Based on the results of the observation period, the BCBS intends to make final adjustments, if any, to the definition and calibration of the leverage ratio in the first half of 2017. Following this, it is anticipated that the BCBS’s final determination will be introduced into European law by the expected January 1, 2018 deadline.

In March 2013, the U.K. Financial Policy Committee (a body responsible for identifying, monitoring and taking action to remove or reduce systemic risk) asked the PRA to take steps to ensure that, by the end of 2013, major U.K. banks and building societies, including Barclays, held capital resources equivalent to 7% of their risk weighted assets. The PRA’s calculation of capital adequacy was based on CRD IV definitions, applying them on a fully loaded basis with certain PRA adjustments (such adjustments amounting to £8.6 billion for Barclays at that point in time).

In June 2013, the PRA published its assessment of major U.K. banks and building societies, further to which Barclays announced that it could meet the adjusted 7% fully loaded CET1 ratio target set by the PRA by December 2013 through planned balance sheet actions and retained earnings generation, in alignment with Barclays’ existing Transform program.

As part of its review, the PRA also introduced a 3% leverage ratio target. In July 2013, the PRA requested that Barclays plan to achieve a 3% PRA Leverage Ratio target by June 30, 2014 (i.e., ahead of the Basel III/CRD IV deadline).

The PRA Leverage Ratio

The 3% PRA Leverage Ratio target is aimed at supplementing the risk-based capital requirements of CRD IV and is calculated as fully loaded CET1 capital (after applying similar PRA adjustments as applied to the calculation of the 7% fully loaded CET1 ratio target) together with any new issuance of Additional Tier 1 securities and divided by CRD IV Leverage Exposure.

The Transform program, as announced in February 2013, was expected to achieve a leverage ratio of 3% ahead of the anticipated CRD IV deadline for compliance in 2018. As at June 30, 2013, our CRD IV Leverage Ratios were 3.1% (calculated with the benefit of the transitional reliefs to CRD IV) and 2.5% (calculated on a fully loaded CRD IV basis). Applying PRA Adjustments to fully loaded CET1 capital, Barclays’ estimated PRA Leverage Ratio would have been 2.2% as at June 30, 2013.

In calculating the PRA Leverage Ratio, Barclays applied PRA Adjustments of £4.1 billion. This adjustment had reduced from the £8.6 billion calculated by the PRA in its review, principally through taking account of additional provisions relating to payment protection insurance redress and interest rate hedging products redress announced in our results for the half year period to June 30, 2013, and taking into account prudential valuation adjustments which were already captured within Barclays’ CET1 capital calculations.

A PRA Leverage Ratio of 2.2% as at June 30, 2013 represented an estimated leverage gap equivalent to £12.8 billion of capital in order to meet the 3% target.

The Leverage Plan

The PRA and Barclays discussed a number of options to meet the 3% PRA Leverage Ratio target, following which we were asked by the PRA to submit a plan aimed at achieving the 3% PRA Leverage Ratio target by June 30, 2014. While the PRA has confirmed to Barclays that meeting the target by June 30, 2014 is an expectation (rather than a formal regulatory requirement), Barclays has determined to move swiftly to achieve the target in accordance with the PRA’s expected timeframe. Barclays has therefore formulated and agreed with the PRA the following plan, comprised of capital management and leverage exposure actions:

1.	Raise approximately £5.8 billion, net of expenses, through the Rights Issue; and

2.	Take further capital, or capital equivalent, actions through a combination of the following:

•	Reducing CRD IV Leverage Exposure: As noted above, the PRA Leverage Ratio is calculated using CRD IV Leverage Exposure (which, as at June 30, 2013, was estimated at approximately £1,559 billion). The Leverage Plan anticipates making £65-80 billion of reductions to approximately £1.5 trillion (equal to approximately £2-2.5 billion of capital) in Barclays’ expected CRD IV Leverage Exposure, through a series of actions that have already been identified by the Board. The Board believes that these actions involve low execution risk and does not expect them to have a material impact on revenues or profit before tax. We plan to achieve these reductions in the following areas:

Planned CRD IV Leverage Exposure Actions	(£bn as at June 2013)
Potential Future Exposure on derivatives	30-35
Securities Financing Transactions	20-25
Liquidity pool assets	15-20
Planned Reduction	65-80

We continue to analyze the Barclays balance sheet for additional opportunities to reduce our expected leverage exposure and will look to update the market on our progress in due course.

•	Raising up to £2 billion of qualifying AT1 instruments: Barclays announced in late 2012 its intention to issue certain contingent capital instruments which will qualify as Additional Tier 1 under CRD IV. The PRA has confirmed to Barclays that such instruments, structured with a 7% fully loaded CET1 ratio trigger, would satisfy both the PRA’s capital and leverage ratio requirements. Our existing capital plan envisages raising up to £2 billion of such AT1 instruments by June 2014, and this is therefore built into the Leverage Plan.

•	Retaining earnings and other forms of capital accretion: When we announced our results for the period to June 30, 2013, we also announced £2 billion of additional provisions relating to payment protection insurance redress and interest rate hedging products redress. As a result of those provisions, the Board believes that Barclays has further strengthened its ability to retain earnings and to generate capital going forward. Barclays’ strengthened ability to generate retained earnings and the Board’s planned further capital accretive actions, leave the Group well placed to convert any operating profits into further capital.

While recognizing the implications of the Rights Issue for shareholders, your Board concluded that the Rights Issue and the other aspects of the Leverage Plan provide the most appropriate means of meeting the 3% PRA Leverage Ratio target within the expected June 30, 2014 timeframe. Before reaching this conclusion, we also considered, and discounted, a range of alternatives to the Rights Issue and the other elements of the Leverage Plan. Other alternatives which were considered included meeting the target organically through leverage exposure reductions which, if implemented in isolation to meet the entire leverage shortfall within the PRA’s expected timeframe of June 30, 2014, would have required approximately £427 billion of leverage exposure reductions. Your Board determined that such alternatives would have been subject to significant execution risk, would have had a damaging effect on Barclays’ business and would not have appropriately balanced the interests of Barclays’ investors, customers and clients. In contrast, the Leverage Plan, combined with the estimated £5.8 billion of net proceeds receivable by Barclays pursuant to the Rights Issue, anticipates leverage exposure reductions of only £65-£80 billion through actions which the Board believes involve low execution risk and will not have a material impact on revenues or profit before tax. In addition, the Board considered that the Leverage Plan would be more likely to be positively received by the PRA because it included significant new equity capital being raised.

On July 30, 2013, the PRA announced that it had agreed and welcomed the Leverage Plan. The PRA said that it had considered all elements of the Leverage Plan, including the new capital issuance, planned dividends and management actions to be taken and, based on Barclays’ projections, concluded that it was a credible plan to meet a PRA Leverage Ratio of 3% by the end of June 2014 without cutting back on lending to the real economy. The PRA also commented that, in reviewing the Leverage Plan, it had taken into account the content of its planned consultation paper, subsequently issued on August 2, 2013, concerning the implementation of CRD IV.

Barclays intends to use the net proceeds of the Rights Issue to help achieve its leverage ratio target and increase its CET1 ratio, with such proceeds being retained by the Group. Barclays expects to meet the PRA Leverage Ratio target of 3% by June 30, 2014 and its internal target of a 10.5% fully loaded CET1 ratio in early 2015.

Impact on the Transform Program

On February 12, 2013, we announced the Group’s new strategy, known as the Transform program. The Board believes that the Leverage Plan will not significantly impact the Group’s strategy as our underlying business remains fundamentally strong and resilient. The Board also believes that the Leverage Plan will place Barclays in a stronger position to achieve its Transform targets and objectives in building the “Go-To” bank for all our stakeholders in the evolving regulatory environment.

The Transform program is underpinned by six financial targets, described in the table below. Three of these targets are unaffected by the Leverage Plan, with progress being made on each of them. The remaining three targets are directly impacted as a consequence of the Leverage Plan, with two being accelerated and one being delayed:

1.	Return on Equity: An important objective of the Transform program is to generate a sustainable return on equity above the cost of equity. We are now targeting that return on equity will exceed cost of equity in the course of 2016, rather than in 2015, as a consequence of the fact that our ability to deploy the increased capital in higher return areas is expected to be limited in the near-term. Notwithstanding this expectation, we will continue to assess further actions to accelerate and increase Barclays’ return on equity.

2.	Dividends: Notwithstanding the significantly enlarged number of ordinary shares that will be in issue following the Rights Issue, we anticipate maintaining a dividend payout for the remainder of 2013 such that the total annual dividend per share in 2013 will be the same as the total annual dividend per share in 2012. Your Board also expects that the combination of capital generation through retention of earnings and execution of the Leverage Plan will result in significantly higher levels of capital by December 2015. Accordingly, your Board expects to adopt a dividend policy from 2014 with a higher payout ratio than is currently the case. Further details of the Group’s dividend policy are set out under “Description of the Offering—Section C. Dividends and Dividend Policy” below.

3.	Fully Loaded Common Equity Tier 1: On July 30, 2013, we reported an estimated fully loaded CET1 ratio of 8.1% as at June 30, 2013. Adjusted for the capital generated through the Rights Issue, this ratio would have been 9.3%. Your Board expects this ratio to increase during the second half of 2013, with an accelerated achievement of the target 10.5% fully loaded CET1 ratio early in 2015. This is ahead of Basel III and CRD IV deadlines and earlier than the original target of achieving this ratio with the benefit of the transitional reliefs by the end of 2015.

	Original Target for 2015	Revised Target
Return on Equity	Return on equity > Cost of equity	Return on equity > Cost of equity in the course of 2016
Cost/ Income Ratio	Mid-50s	No change
CRD IV Risk Weighted Assets	£440 billion	No change
Dividend Payout Ratio	30%	40-50% from 2014
Operating Expenses (excl. Costs to Achieve Transform)	£16.8 billion	No change
Common Equity Tier 1 Ratio	Transitional CET1 ratio >10.5%	Fully loaded CET1 ratio >10.5% early in 2015

See “Capital and Leverage Ratios” and “Certain Non-IFRS Measures” for more information on the capital measures described in this section.

Use of Proceeds

Assuming all of the new ordinary shares sold in the Rights Issue are subscribed for at the subscription price of 185 pence per new ordinary share (or an estimated amount of $11.75 per ADS with respect to new ADSs), the gross proceeds of the Rights Issue are expected to be approximately £5.955 billion. On the same basis, the net proceeds of the Rights issue are expected to be approximately £5.823 billion after deduction of fees and estimated expenses of approximately £132 million.

Barclays intends to use the net proceeds of the Rights Issue to help achieve its leverage ratio target and increase its CET1 ratio, with such proceeds being retained by the Group. Barclays expects to meet the PRA Leverage Ratio target of 3% by June 30, 2014 and its internal target of a 10.5% fully loaded CET1 ratio in early 2015.

As at June 30, 2013, Barclays had an estimated fully loaded CET1 ratio of 8.1% and an estimated PRA Leverage Ratio of 2.2%. Taking the proceeds of the Rights Issue into account, these ratios would have increased to approximately 9.3% and 2.5%, respectively, as at that date.

Barclays will also manage the trade-off between the benefits of holding additional capital and implementing measures to improve return on equity, as our ability to deploy capital in higher return areas improves.

CAPITALIZATION AND INDEBTEDNESS

The following table shows our actual capitalization as of June 30, 2013 and our capitalization as of June 30, 2013, as adjusted for the receipt of the estimated net proceeds of the Rights Issue announced on July 30, 2013, if conducted as planned.

The information in the following table is derived from the unaudited interim consolidated financial statements of the Barclays Group as of and for the six months ended June 30, 2013 prepared in accordance with IFRS. This table should be read together with such unaudited interim consolidated financial statements and the notes thereto. The adjusted figures in the table below have been prepared for illustrative purposes only on the basis that all new ordinary shares and new ADSs offered in the Rights Issue will be sold at the subscription price per ordinary share of 185 pence, and do not necessarily give a true picture of our financial condition following the completion of the Rights Issue.

	As of June 30, 2013(1)	Adjustments for the issuance of the new ordinary shares (including the new ADSs)	Adjusted for the issuance of the new ordinary shares (including the new ADSs)
	(unaudited)	(unaudited)	(unaudited)
	(thousand)	(thousand)	(thousand)
Share capital of Barclays PLC
Ordinary shares – issued and fully paid shares of 25p each	12,866,566	3,219,068	16,085,634

	(£million)	(£million)	(£million)
Group shareholders’ equity
Called up share capital	3,217	805	4,022
Share premium account	10,771	5,018	15,789
Other reserves	3,233	—	3,233
Other shareholders’ funds	—	—	—
Retained earnings	33,862	—	33,862

Shareholders’ equity excluding non-controlling interests	51,083	5,823	56,906
Non-controlling interests	9,054	—	9,054

Total shareholders’ equity	60,137	5,823	65,960
Group indebtedness(2)
Subordinated liabilities	22,641	—	22,641
Debt securities in issue	102,946	—	102,946

Total indebtedness	125,587	—	125,587

Total capitalization and indebtedness	185,724	5,823	191,547

Group contingent liabilities
Guarantees and letters of credit pledged as collateral security	17,641	—	17,641
Performances, guarantees, acceptances and endorsements	6,013	—	6,013

Total contingent liabilities	23,654	—	23,654
Documentary credits and other short-term trade related transactions	1,229	—	1,229
Standby facilities, credit lines and other commitments	260,970	—	260,970

(1)	Group indebtedness includes interest accrued as at June 30, 2013 in accordance with IFRS.
(2)	In addition to this there were £50,523 million of debt securities in issue accounted for on a fair value basis as of June 30, 2013.

The table below shows our indebtedness as of July 31, 2013. The following figures as of July 31, 2013 have been extracted from Barclays accounting records and are unaudited.

As of July 31, 2013
(unaudited)
(£ million)
Indebtedness
Issued debt securities	105,100
Subordinated liabilities:
— Undated loan capital	6,442
— Dated loan capital	16,455

Total subordinated liabilities	22,897

Total indebtedness	127,997

As of July 31, 2013
(unaudited)
(£ million)
Indirect and contingent indebtedness
Acceptances and endorsements	694
Guarantees and assets pledged as collateral security	17,314
Other contingent liabilities	5,243

Total indirect and contingent indebtedness	23,251

Notes:

Note 1

Undated subordinated liabilities	Initial call date	£mn
Tier One Notes (“TONs”)
6% Callable Perpetual Core Tier One Notes	2032	110
6.86% Callable Perpetual Core Tier One Notes (US$681mn)	2032	684
Reserve Capital Instruments (“RCIs”)
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$533mn)	2016	408
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$347mn)	2017	269
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	119
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,045
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	111
Undated Notes
6.875% Undated Subordinated Notes	2015	153
6.375% Undated Subordinated Notes	2017	146
7.7% Undated Subordinated Notes (US$99mn)	2018	74
8.25% Undated Subordinated Notes	2018	164
7.125% Undated Subordinated Notes	2020	213
6.125% Undated Subordinated Notes	2027	221
Junior Undated Floating Rate Notes (US$109mn)	Any interest payment date	72
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich PLC)	2021	98
9% Permanent Interest Bearing Capital Bonds	At any time	46
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000mn)	2028	44
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000mn)	2028	68
Barclays SLCSM Funding B.V. guaranteed by Barclays Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	252

Total undated subordinated debt		6,442

Undated loan capital

Undated loan capital is issued by Barclays Bank and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated loan capital are described below:

Subordination

All undated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs-ranking pari passu with each other.

Interest

All undated loan capital bears a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 3 Undated Notes which are floating rate.

After the initial call date, in the event that they are not redeemed, the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes will bear interest at rates fixed periodically in advance for five year periods based on market rates. All other undated loan capital except the two floating rate Undated Notes will bear interest, and the two floating rate Undated Notes currently bear interest, at rates fixed periodically in advance based on London interbank rates.

Payment of interest

Barclays Bank is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 7.7% Undated Notes, 8.25% Undated Notes, 9.25% Bonds and 6.140% Perpetual Notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays or, in certain cases, any class of preference shares of Barclays Bank. Barclays Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months’ interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, Barclays Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless Barclays Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the 7.7% Undated Notes and 8.25% Undated Notes. Until such time as any deferred interest has been paid in full, neither Barclays Bank nor Barclays may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares, preference shares, or other share capital or satisfy any payments of interest or coupons on certain other junior obligations.

Barclays and Barclays Bank may elect to defer any payment of interest on the 6.140% Perpetual Notes. However, any deferred interest will automatically become immediately due and payable on the earlier of: (i) the date on which any dividend or other distribution or interest or other payment is made in respect of any pari passu or any junior obligations or on which any pari passu or any junior obligations are purchased, (ii) the date of redemption or purchase of the 6.140% Perpetual Notes and (iii) certain other events including bankruptcy, liquidation or winding up of Barclays or Barclays Bank.

Barclays Bank may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. While such deferral is continuing, neither Barclays Bank nor Barclays may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

Barclays Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as Barclays Bank next makes a payment of interest on the TONs, neither Barclays Bank nor Barclays may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of Barclays Bank’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

All undated loan capital is repayable, at the option of Barclays Bank generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of Barclays Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior notification to the PRA.

Other

All issues of undated loan capital have been made in the Euro currency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933. All issues of undated subordinated liabilities are non-convertible.

Note 2

Dated Subordinated Liabilities	Initial call date	Maturity date	£mn
Barclays Bank PLC issued
5.015% Subordinated Notes (US$150mn)		2013	101
Callable Fixed/Floating Rate Subordinated Notes (€1,000mn)	2014	2019	898
4.38% Fixed Rate Subordinated Notes (US$75mn)		2015	54
4.75% Fixed Rate Subordinated Notes (US$150mn)		2015	108
5.14% Lower Tier 2 Notes (US$1,094mn)	2015	2020	776
6.05% Fixed Rate Subordinated Notes (US$1,556mn)		2017	1,185
Floating Rate Subordinated Notes (€40mn)		2018	35
6% Fixed Rate Subordinated Notes (€1,750mn)		2018	1,591
CMS-Linked Subordinated Notes (€100mn)		2018	90
CMS-Linked Subordinated Notes (€135mn)		2018	120
7.75% Fixed to Fixed Rate Contingent Capital Notes (US$1,000mn)	2018	2023	657
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	576
Floating Rate Subordinated Notes (€50mn)		2019	43
6% Fixed Rate Subordinated Notes (€1,500mn)		2021	1,409
9.5% Subordinated Bonds (ex-Woolwich plc)		2021	331
Subordinated Floating Rate Notes (€100mn)		2021	86
10% Fixed Rate Subordinated Notes		2021	2,276
10.179% Fixed Rate Subordinated Notes (US$1,521mn)		2021	1,106
Subordinated Floating Rate Notes (€50mn)		2022	44
6.625% Fixed Rate Subordinated Notes (€1,000mn)		2022	985
7.625% Contingent Capital Notes (US$3,000mn)		2022	1,817
Subordinated Floating Rate Notes (€50mn)		2023	44

Dated Subordinated Liabilities	Initial call date	Maturity date	£mn
5.75% Fixed Rate Subordinated Notes		2026	790
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000mn)		2027	85
6.33% Subordinated Notes		2032	60
Subordinated Floating Rate Notes (€100mn)		2040	87
Absa Bank Limited issued
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725mn)	2014	2019	119
6.00% CPI-linked Subordinated Callable Notes (ZAR 3,758mn)	2014	2019	261
8.1% Subordinated Callable Notes (ZAR 2,000mn)	2015	2020	141
10.28% Subordinated Callable Notes (ZAR 600mn)	2017	2022	41
Subordinated Callable Notes (ZAR 400mn)	2017	2022	27
Subordinated Callable Notes (ZAR 1,805mn)	2017	2022	122
Subordinated Callable Notes (ZAR 2,007mn)	2018	2023	136
Subordinated Callable Notes (ZAR 1,188mn)	2018	2023	80
5.5% CPI-linked Subordinated Callable Notes (ZAR 1,500mn)	2023	2028	123
Other capital issued by Barclays Botswana, Kenya and Zambia		2014-2018	51

Total dated subordinated liabilities			16,455

Dated loan capital

Dated loan capital is issued by Barclays Bank and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated loan capital are described below:

Subordination

All dated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated loan capital and the holders of their equity. The dated loan capital issued by subsidiaries, are similarly subordinated.

Interest

Interest on the Floating Rate Notes are fixed periodically in advance, based on the related interbank or local central bank rates.

All other Non-Convertible Notes are generally fixed interest for the life of the issue, but some are reset to a floating rate after a fixed period, with varying interest rate terms.

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 July 2013 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of Barclays Bank, the prior notification to the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

The other capital issued by Barclays Kenya, Botswana and Zambia includes amounts of £15m issued by Barclays Botswana that are convertible. These are repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part and some only in whole.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration and the 7.75% Fixed to Fixed Rate Contingent Capital Notes will be automatically written down to zero and cancelled should the Core Tier 1 or Common Equity Tier 1 capital of the Group (as relevant at the time) fall below 7.0% on certain dates as specified in the respective terms.

The 5.14% Lower Tier 2 Notes, the 7.625% Contingent Capital Notes and the 7.75% Fixed to Fixed Rate Contingent Capital Notes were registered under the US Securities Act of 1933. All other issues of dated loan capital have been made in the Euro currency market, local markets and/or under Rule 144A.

UNAUDITED ADJUSTED FINANCIAL INFORMATION

The financial information set out in the following table is based on the unaudited interim consolidated financial statements of the Barclays Group as of and for the six months ended June 30, 2013, prepared in accordance with IFRS, after applying the adjustments described in the notes set out below. The unaudited financial information set out below has been prepared to illustrate the effect of the receipt of the net proceeds of the Rights Issue on Barclays’ assets and liabilities, and certain capital ratios as if the net proceeds had been received on June 30, 2013.

The adjusted figures in the table below have been prepared for illustrative purposes only and, because of their nature, address a hypothetical situation and do not, therefore, represent the Group’s actual financial position, results, risk-weighted assets or regulatory capital ratios.

Unaudited adjusted financial information as at June 30, 2013	Barclays PLC(1)	Adjustments for the Rights Issue(2)	Adjusted for the Rights Issue
	(unaudited)
	(£ million)
Assets
Cash and balances at central banks	72,720	5,823	78,543
Items in the course of collection from other banks	2,578	—	2,578
Trading portfolio assets	151,981	—	151,981
Financial assets designated at fair value	46,847	—	46,847
Derivative financial instruments	403,072	—	403,072
Loans and advances to banks	46,451	—	46,451
Loans and advances to customers	470,062	—	470,062
Reverse repurchase agreements and other similar secured lending	222,881	—	222,881
Available for sale investments	91,707	—	91,707
Current and deferred tax assets	4,697	—	4,697
Prepayments, accrued income and other assets	5,579	—	5,579
Investments in associates and joint ventures	591	—	591
Goodwill and intangible assets	7,849	—	7,849
Property, plant and equipment	5,618	—	5,618
Retirement benefit assets	100	—	100

Total assets	1,532,733	5,823	1,538,556

Liabilities
Deposits from banks	78,330	—	78,330
Items in the course of collection due to other banks	1,542	—	1,542
Customer accounts	460,264	—	460,264
Repurchase agreements and other similar secured borrowing	259,539	—	259,539
Trading portfolio liabilities	59,360	—	59,360
Financial liabilities designated at fair value	71,274	—	71,274
Derivative financial instruments	396,125	—	396,125
Debt securities in issue	102,946	—	102,946
Accruals, deferred income and other liabilities	13,738	—	13,738
Current and deferred tax liabilities	982	—	982
Subordinated liabilities	22,641	—	22,641
Provisions	4,425	—	4,425
Retirement benefit liabilities	1,430	—	1,430

Total liabilities	1,472,596	—	1,472,596

Total Net Assets	60,137	5,823	65,960

Unaudited adjusted financial information as at June 30, 2013	Barclays PLC(1)	Adjustments for the Rights Issue(2)	Adjusted for the Rights Issue
	(unaudited)
	(£ million)
Key Capital and Leverage Measures(3)
Risk Weighted Assets (Basel 2.5)	387,230	—	387,230
Core Tier 1 Capital (FSA 2009 definition)	42,943	5,823	48,766
Core Tier Capital Ratio (Basel 2.5)	11.1%		12.6%
CRD IV Risk Weighted Assets	471,462	—	471,462
Fully Loaded CET 1 Capital	38,059	5,823	43,882
Fully Loaded CET 1 Capital ratio	8.1%		9.3%
CRD IV Leverage Exposure	1,559,000	5,823	1,564,823
Fully loaded Tier 1 Capital	38,263	5,823	44,086
CRD IV Leverage Ratio	2.5%		2.8%

(1)	Basis of Preparation

The financial information has been extracted without material adjustment from Barclays’ unaudited condensed consolidated historical financial information as of and for the six-month period ended June 30, 2013.

No account has been taken of the trading activity or other transactions of the Group which have occurred since June 30, 2013.

(2)	Rights Issue Adjustment

The adjustment of £5.823 billion comprises the gross proceeds of the Rights Issue of 3,219,067,868 new ordinary shares at 185 pence per new ordinary share (£5.955 billion) less expenses expected to be incurred in connection with the Rights Issue of £0.132 billion (inclusive of VAT).

The net proceeds of £5.823 billion are included in the adjustment for the purposes of CET 1 capital and Tier 1 Capital. Further, the net proceeds are also included in the CRD IV Leverage Exposure due to the increased amount of cash included on the balance sheet.

(3)	Key Capital and Leverage Measures

The key balance sheet measures include unaudited adjusted regulatory capital ratios of the Group before and immediately after the Rights Issue as if it had occurred on June 30, 2013. The June 30, 2013 historical unadjusted amounts and ratios have been extracted from the Company’s unaudited condensed consolidated historical financial information as of and for the six-month period ended June 30, 2013.

For the purpose of calculating risk weighted assets, the information presented assumes the proceeds of the Rights Issue are held at a 0% risk weight.

Barclays has estimated the fully loaded CET 1 capital ratio and the CET 1 capital ratio, CRD IV Leverage Ratio, CRD IV Leverage Exposure and Risk Weighted Assets based on the final CRD IV text assuming the rules applied at June 30, 2013 without transitional benefits. The final impact of CRD IV is dependent on technical standards to be finalized by the EBA and on the final U.K. implementation of the rules. Barclays’ interpretation of CRD IV and the basis of calculation of CRD IV measures may be different from those of other institutions.

(4)	Other Notes

The estimated fully loaded CET 1 capital ratio and the estimated CRD IV Leverage Ratio in the table above exclude the impact of PRA adjustments which need to be applied when comparing the ratios to the PRA target ratios of 7.0% for the fully loaded CET 1 ratio and 3.0% for the PRA Leverage Ratio. At June 30, 2013, these adjustments amounted to a £24.7 billion increase in Risk Weighted Assets in the case of the PRA adjusted fully loaded CET 1 capital ratio and a £4.1 billion reduction in CET 1 capital (representing a deduction for future losses) in the calculation of both the CET 1 capital ratio and the PRA Leverage Ratio.

The result of the PRA Adjustments above is a reduction in the estimated fully loaded CET 1 capital ratio including the impact of the Rights Issue from 9.3% to 8.0%.

The PRA Leverage Ratio in the table below includes the impact of PRA Adjustments resulting in a leverage ratio of 2.2% pre-Rights Issue and 2.5% post-Rights Issue, respectively.

	Barclays PLC	Rights Issue proceeds	Post-Rights Issue
		(£ million)
CRD IV Leverage Exposure	1,559,000	5,823	1,564,823
Fully loaded CET 1 capital	38,059	5,823	43,882
PRA Adjustments	(4,100)		(4,100)

Fully loaded CET1 capital for the purposes of the PRA Leverage Ratio	33,959	5,823	39,782
PRA Leverage Ratio			2.5%

BARCLAYS AND THE BARCLAYS GROUP

Transform Program

The Transform program represents the current strategy of the Group and was formulated pursuant to a strategic business review, the results of which were announced on February 12, 2013. The Transform program is designed to make Barclays the “Go-To” bank for all of its stakeholders and has three substantive elements: “Turnaround,” “Return Acceptable Numbers” and “Sustain FORward Momentum.”

Turnaround

In order to stabilise the bank and allow it to move forward, the Group introduced a common purpose and set of values. The purpose is “To help people achieve their ambitions – in the right way.” The values are Respect, Integrity, Service, Excellence and Stewardship.

Return Acceptable Numbers

Returning Acceptable Numbers is about delivering on the plan to achieve a Group return on equity above the Group’s cost of equity. In order to achieve this, the Group announced that it would (i) focus solely on activities that support customers and clients in geographic markets and businesses where Barclays has scale and competitive advantage, (ii) focus investment in the U.K., U.S. and Africa, while maintaining an appropriate presence across Europe and Asia to support the Group’s global investment banking franchise, (iii) restructure its European retail operations to focus on the mass affluent customer segment, (iv) reposition Barclays European and Asian equities and investment banking division businesses to reflect the market opportunities and maintain a relevant proposition for our clients, (v) close the structured capital markets business unit, (vi) manage risk weighted assets more efficiently through run-off of legacy assets across the Group, and (vii) reduce total costs significantly across the Group.

Sustain FORward Momentum

Sustaining FORward Momentum is about defining how the bank will embed a culture and way of working which delivers the right outcomes, in the right way, for all its stakeholders, by embedding long term change to deliver long term returns. This is expected to be achieved by a focus on four areas: Culture, Reward, Control and Cost.

Evolution of the Transform program

The Transform program was expanded in April 2013 to take into account the recommendations made by the independent Salz review to the extent they were not already reflected in the program. Certain of the financial commitments have also been varied to accommodate the Leverage Plan (details of which are provided under “The Barclays Rights Issue” above), and are summarised in the below table:

	Original Target for 2015	Revised Target
Return on Equity	RoE > CoE	RoE > CoE in the course of 2016
Cost/ Income Ratio	Mid-50’s	No change
CRD IV Risk Weighted Assets	£440 billion	No change
Dividend Payout Ratio	30%	40-50% from 2014
Operating Expenses (excl. Costs to Achieve Transform)	£16.8 billion	No change
Common Equity Tier 1 Ratio	Transitional CET1 ratio >10.5%	Fully loaded CET1 ratio >10.5% early in 2015

The non-financial commitments remain unchanged. These are:

•	to embed the purpose and values across Barclays and publish an annual scorecard assessing performance against the five dimensions of customers and clients, company, conduct, colleagues and citizenship; and

•	to provide greater disclosure and transparency around the Group’s financial results and performance, aiming to be industry leading.

Progress to date

The main financial progress achieved to date in the Transform program is the investment Barclays made in the first half of 2013. Barclays anticipates £1.2 billion of Costs to Achieve (“CTA”) the Transform program in 2013, reflecting the acceleration of £200 million of the £2.7 billion total previously disclosed and having recognised £640 million in the first half of 2013 on restructuring and investment, predominantly in the Investment Bank and Europe Retail and Business Banking.

Within the Investment Bank, Barclays has right-sized its Equities and Banking operations in Asia Pacific and Europe (excluding the U.K.) to reflect the size of the revenue opportunity. This includes a reduction in front office headcount of approximately 700, giving rise to anticipated savings of approximately £295 million per year. Barclays has closed approximately 180 branches and sales centres in Europe Retail and Business Banking in the first half of 2013.

Of the £2.7 billion CTA budget for 2015, Barclays expects to incur approximately £1.4 billion in the retail businesses, £400 million in Wealth, over £300 million in Corporate Banking and close to £600 million in the Investment Bank.

Of the £1.7 billion target of cost reductions for 2015 in the Transform program, approximately £0.7 billion is expected to come from the front office, £0.7 billion from Operations and Technology, and approximately £0.2 billion from functions, such as human resources, finance and risk.

The Group continues to make good progress in reducing those assets identified in the strategic business review as “exit quadrant assets.” In the first half of the 2013 financial year, Risk Weighted Assets in respect of this portfolio were reduced by £25 billion to £68 billion, principally reflecting reductions in the Investment Bank.

Barclays remains committed to its purpose of helping people to achieve their ambitions, in the right way – and the Values that underpin it. By the end of the first half of the 2013 financial year, 95% of Barclays employees had attended a half day Values workshop and Barclays will be launching its Balanced Scorecard across the Senior Leadership Group in the second half of the 2013 financial year in order to measure its progress. This will be introduced for all Barclays employees from mid 2014.

As announced in February 2013, there are certain risks to achieving the successful implementation of the Transform program. Moreover, progress on the various components of the program, including the reduction of costs relative to net operating income, is not uniform or linear, with certain targets being achieved more slowly than others.

Business Overview and Geographic Regions

The Group is structured around its seven business segments: UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking, Barclaycard, Investment Bank, Corporate Banking and Wealth and Investment Management.

UK Retail and Business Banking (“UKRBB”)

UKRBB is Barclays’ U.K.-based high street retail bank network and brand presence. Its strategy is to develop and deliver simple and transparent products, run on scalable infrastructure and with investment to enhance its customers’ experiences.

UKRBB provides a range of personal financial services including mortgages and loans, current and savings accounts through an extensive UK branch network, as well as through digital channels. UKRBB also supports small and medium enterprises with specialist advice, products and services.

UKRBB has over 15 million personal customers in the U.K., one million of whom are classified as mass-affluent, and serves over 750,000 businesses. UKRBB is supporting the local economy with continued growth in net new lending to U.K. households and businesses.

UKRBB also provides customer referrals for Barclaycard, Wealth and Investment Management and Corporate Banking.

Europe Retail and Business Banking (“Europe RBB”)

Europe RBB offers a full range of banking, investment and insurance products tailored to meet its customers’ financial needs. Europe RBB provides services to over 1.5 million retail customers and businesses in Europe.

Within its customer base, Europe RBB is focusing increasingly on the mass-affluent segment and aims to leverage the expertise of Barclays’ other Retail and Business Banking franchises to benefit its client base as well as to exploit synergies across the Group’s non-retail European businesses.

As announced in February 2013, Europe RBB continues to focus on repositioning its business in order to target growth in the mass affluent segment. This is being done through, in particular, downsizing its presence and the run-off of low-performing legacy assets, accelerated through a dedicated asset optimisation team.

Africa Retail and Business Banking (“Africa RBB”)

Africa RBB serves 13.3 million customers and clients across 12 African countries, providing a range of banking products through its local Retail and Business banking operations and the local presence of its global businesses — Barclaycard, Corporate Banking, Investment Bank and Wealth and Investment Management.

In July 2013, Barclays completed the consolidation of the majority of its African banking operations with Absa.

Barclaycard

Barclaycard is an international payments business service provider, servicing retail and business customers (including credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance). Barclaycard, the eighth largest payments business in the world as at December 31, 2012, provides the Group with exposure to the fast growing global payments industry and is an important source of new relationships to Barclays for both individual and business customers.

As at June 30, 2013, Barclaycard served over 33 million retail and business customers across the world, including the United Kingdom, United States, Germany, South Africa (through Absa Card) and Norway, Sweden and Denmark (each through the EnterCard joint venture).

Investment Bank

        Barclays operates a universal banking model, with a presence in 50 countries, which is designed to allow the Investment Bank, which is very significant to the overall group, to meet its clients’ needs by connecting capabilities from across the Group. The Investment Bank aims to be the ‘Go-To’ bank for corporate and institutional clients, providing them with the products and services they need to invest and manage risk. Clients include multi-national corporates, sovereign governments and supranational bodies and financial institutions, including banks, pension funds and insurance firms.

Barclays’ Investment Bank provides execution and risk management across a broad range of asset classes including equity and fixed income, currency and commodity products. It facilitates client transactions on stock, options and futures exchanges globally and provides prime brokerage services to institutional clients. It is an active market-maker for securities across a variety of asset classes and provides access to derivative products, allowing organisations to hedge exposure to movements in interest rates, currencies and commodity prices.

Services also include arranging and underwriting debt and equity issuances, providing advice on mergers and acquisitions, corporate finance and restructurings.

Corporate Banking

Corporate Banking is an integral part of Barclays’ universal banking offering, providing financing to corporations worldwide. Clients include multinational corporates and financial institutions globally, and domestic corporations in the U.K. and South Africa. Corporate Banking provides clients with lending, finance, risk management, advice, and transactional payments support.

Wealth and Investment Management (“W&IM”)

W&IM provides a full range of wealth management services to affluent and high-net-worth clients globally, including banking, credit, investments and advisory services.

Acquisitions and Disposals

The principal investments effected by the Group in the period from January 1, 2010 through June 30, 2013 are set out below.

Strategic Combination of Barclays Africa with Absa Group Limited

On December 6, 2012, Barclays entered into an agreement to combine the majority of its Africa operations (the “African Business”) with Absa Group Limited. Under the terms of the combination, Absa acquired Barclays Africa Limited, the holding company of the African Business, for a consideration of 129,540,636 Absa ordinary shares (representing a value of approximately £1.3 billion for Barclays Africa Limited). The combination completed on July 31, 2013 and, on completion, Barclays’ stake in Absa increased from 55.5% to 62.3%. Absa was subsequently renamed Barclays Africa Group Limited but continues to trade under the name Absa.

Acquisition of ING Direct UK

On October 9, 2012, Barclays entered into an agreement to acquire the deposits, mortgages and business assets of ING Direct UK. Under the terms of the transaction, which completed on March 5, 2013, Barclays acquired, amongst other business assets, a deposit book with balances of approximately £11.6 billion and a mortgage book with outstanding balances of approximately £5.3 billion recognized by Barclays.

Disposal of stake in BlackRock

On May 22, 2012, Barclays entered into an agreement to dispose of Barclays’ entire holding in BlackRock pursuant to an underwritten public offer and a partial buy-back by BlackRock. On completion on May 29, 2012, Barclays received net proceeds of approximately U.S.$5.5 billion (£3.5 billion).

Acquisition of Egg’s U.K. credit card assets

On March 1, 2011, Barclays entered into an agreement to acquire Egg’s U.K. credit card assets. Under the terms of the transaction, Barclays purchased Egg’s U.K. credit card accounts, consisting of approximately 1.15 million credit card accounts with approximately £2.3 billion of gross receivables (each estimated as at January 31, 2011 with gross receivables estimated under IFRS). The acquisition was completed on April 28, 2011.

Sale of HomEq Servicing

On May 28, 2010, Barclays announced that it had agreed to sell HomEq Servicing, its U.S. mortgage servicing business, to Ocwen Loan Servicing, LLC, a subsidiary of Ocwen Financial Corporation, for a consideration of approximately U.S.$1.3 billion (subject to completion adjustments), payable in cash on completion. The sale was completed on September 1, 2010.

Acquisition of Standard Life Bank Plc

On January 4, 2010, Barclays announced that it had completed the acquisition of Standard Life Bank Plc, which was initially announced on October 26, 2009. As at June 30, 2009, Standard Life Bank Plc had total customer deposit balances of £5.5 billion and a total mortgage book of £8.8 billion.

Intellectual property

Barclays and other members of the Group are the owners of patent and trade mark applications and registrations and other intellectual property rights. Barclays Bank has trade mark registrations for (and applications for registration relating to) the “Barclays” name and logo and/or the Eagle logo (or variations thereof) in all the countries in which it has significant operations. In addition, Barclays Bank and other members of the Group have trade mark registrations for (or applications for registration relating to) other trademarks as well as patent registrations (or applications for registration) relevant to their products and/or business.

Competitive Environment

In all of its principal activities and geographic areas of operation, Barclays experiences competition from major international financial institutions (including retail and commercial banks, consumer finance companies and investment banks).

The banking market in the U.K., the United States, the European Union and many of the other jurisdictions in which the Group operates is characterized by continuing structural change. Such structural change together with increased regulatory intervention has also influenced the competitive environment in which Barclays operates. For example, in the U.K., competition in recent years has come from a growing variety of sources, including merged banks, demutualized life insurers and building societies and diversified consumer services companies.

CURRENT TRADING AND PROSPECTS; SIGNIFICANT RECENT TRENDS

Current Trading and Prospects

Consistent with Barclays’ interim results for the six-month period ended June 30, 2013, Barclays continues to remain cautious about the environment in which it operates and its focus remains on costs, capital, leverage and returns in order to drive sustainable performance improvements.

The Group’s adjusted income for July and August 2013 was £0.5 billion lower than in the comparable period in 2012. As a result, the Group’s adjusted income for the eight-month period to August 31, 2013 was down 5% compared with those months in 2012. Adjusted income for the Group, excluding the Investment Bank, for July and August 2013 was broadly flat versus those months in 2012. Income in the Investment Bank for July and August 2013 was significantly below those months in 2012, with lower income in FICC partially offset by growth in Equities and Prime Services. The daily income run rate in the Investment Bank in the current month to September 12, 2013 (being the latest practicable date prior to the date of this document) was moderately ahead of the daily income run rate for the months of July and August 2013 and below that for September 2012.

Group impairments in July and August 2013 were broadly consistent with those months in 2012 and Barclays continues to observe similar trends to those seen in the six-month period ended June 30, 2013 with delinquency rates stable, a low, stable annualized Loan Loss Rate below the Group’s long term average, and improvements in wholesale lending reflecting lower impairment charges in Europe.

Cost control remains a critical component for Barclays to achieve its commitments, with an expectation of £1.2 billion of Costs to Achieve (“CTA”) Transform in 2013, reflecting the acceleration of £200 million of the £2.7 billion total as previously disclosed and having recognized £640 million during the six months ended June 30, 2013 on restructuring and investment, predominantly in the Investment Bank and Europe Retail and Business Banking. Barclays remains focused on cost efficiency and is on track to meet the £18.5 billion cost target, excluding CTA, for 2013.

Significant Recent Trends

The global economy continues to face an environment characterized by low growth. However, central banks in advanced economies have maintained highly accommodative policies, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. Recent growth trends for advanced economies have shown some improvement, with encouraging signs for future economic activity visible in the U.K., the U.S. and Japan, while the Euro area appears to have moved out of recession and is currently experiencing reduced systemic financial stress. While growth prospects for emerging economies have been revised down for this year, on a longer-term horizon the general direction of economic activity remains positive, supported by rising consumer demand and infrastructure spending.

In recent months, many global equity markets have held on to the gains made in the first five months of the year, despite some volatility. Bond yields have risen since early May, reflecting increasing awareness that the U.S. Federal Reserve is likely to embark upon a gradual tapering in the pace of its asset purchase program during the autumn, which has caused some short-term volatility in financial markets. In Europe, the Bank of England and European Central Bank have sought to give stronger forward guidance to indicate that they envisage that the eventual tightening in their target policy rates is likely to happen at a significantly later stage than has been expected by financial markets.

The financial services industry continues to be the focus of significant regulatory change and scrutiny, which has led to increased operating costs and higher capital requirements within the European and U.S. banking sectors.

CASH FLOW ANALYSIS AND OTHER INCOME STATEMENT ANALYSIS

The following table shows the cash flow analysis of the Group for the years ended 31 December 2010, 2011 and 2012, together with the six month periods ended 30 June 2012 and 2013.

	Six months ended 30 June		Year end 31 December
	2013	2012	2012	2011	2011	2010
		(restated)	(restated)	(restated)
	(unaudited)
	(£mn)		(£mn)
Net cash from operating activities	10,868	31,086	(13,667)	29,079	29,079	18,686
Net cash from investing activities	(16,628)	(2,150)	(7,157)	(1,912)	(1,912)	(5,627)
Net cash from financing activities	(1,212)	(3,861)	(2,842)	(5,961)	(5,961)	159

Effect of exchange rates on cash and cash equivalents	3,323	(2,428)	(4,111)	(2,933)	(2,933)	3,842
Net increase/(decrease) in cash and cash equivalents	(3,649)	22,647	(27,777)	18,273	18,273	17,060
Cash and cash equivalents at the beginning of the period	121,896	149,673	149,673	131,400	131,400	114,340

Cash and cash equivalents at the end of the period	118,247	172,320	121,896	149,673	149,673	131,400

Net cash from operating activities is derived primarily from the principal revenue generating activities of the Group, such as net interest income received and operating costs paid. Cash flows from operating activities include the effect of deposits by customers, debt securities issued, financial investments, repurchase agreements and loan and advances.

Barclays uses the indirect method to present the cash flow statement and therefore the effects of non-cash items are removed to arrive at the cash flow from operations.

Net cash from investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows, such as through the purchase of available for sale investments, property, plant and equipment and the acquisition of subsidiaries.

Financing activities show the cash flows associated with the raising and repayment of finance and other flows associated with the financing of the Group’s operations, such as the cash proceeds of share or debt issuances, and cash paid in dividends to equity shareholders.

Exchange gain or loss on cash and cash equivalents shows the translation differences arising on the net foreign currency cash flows included in the cash flow statement, which are translated at the rates ruling on the dates of the transactions, and the rate ruling at the period end.

Cash and cash equivalents comprise cash on hand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Net cash flows used in operating activities for the year ended 31 December 2012 amounted to £13,667 million. The net cash flows generated by operating activities for the year ended 31 December 2011 amounted to £29,079 million. The net cash flows generated by operating activities for the year ended 31 December 2010 amounted to £18,686 million. The 31 December 2012 decrease in cash generated (a net cash used position) was materially due to an increase in reverse repurchase lending. The 31 December 2011 increase in cash generated was materially due to a decrease in reverse repurchase agreements and other similar lending.

The net cash flows generated by operating activities for the six months ended 30 June 2013 amounted to £10,868 million. The net cash flows from operating activities for the six months ended 30 June 2012 amounted to £31,086 million. The 30 June 2013 decrease in cash generated was materially due to an increase in loans and advances to banks and customers and an increase in reverse repurchase agreements and similar lending.

Net cash flows used in investing activities for the year ended 31 December 2012 increased by 274% to £7,157 million from £1,912 million in the same period in 2011, which in turn represented a decrease of 66% from £5,627 million in 2010. The 31 December 2012 increase in net cash used was due to cash outflows from the purchase of available for sale investments. The 31 December 2011 decrease in net cash used was due to lower cash outflows as proceeds from available for sale disposals offset purchases to a greater extent than in the same period in 2010.

Net cash flows used in investing activities for the six months ended 30 June 2013 increased by 673% to £16,628 million from £2,150 million in the same period in 2012. The 30 June 2013 increase in net cash used was due to cash outflows from the purchase of available for sale investments and a reduction in the proceeds from available for sale investments.

Net cash used in financing activities for the year ended 31 December 2012 decreased by 52% to £2,842 million from £5,961 million in 2011, whereas net cash flows from financing activities in 2010 were £159 million. The 31 December 2012 decrease in net cash used was due to higher proceeds from borrowings and lower repayments of subordinated debt borrowings. The 31 December 2011 increase in net cash used was due to higher subordinated debt repayments and the redemption of shares. Net cash used in financing activities for the six months ended 30 June 2013 decreased by 69% to £1,212 million compared with £3,861 million for the same period in 2012. The 30 June 2013 decrease was due to a net issue of shares and other equity instruments and lower repayments on subordinated debt than in the same period in 2012.

The following discussion describes the Group’s results in the year ended December 31, 2012 compared to the year ended December 31, 2011, each on a restated basis. For more information on certain non-IFRS measures below, see Part XII “Certain Non-IFRS Measures” of this document.

Net operating income declined £5,021 million to £21,669 million, primarily reflecting the movement in own credit from a £2,708 million gain in 2011 to a £4,579 million charge in 2012, partially offset by the non-recurrence of the BlackRock, Inc. investment impairment of £1,800 million in 2011.

Adjusted net operating income increased £1,310 million to £26,021 million, reflecting increased income in the Investment Bank and a reduction in credit impairment charges.

Profit before tax decreased £4,973 million to £797 million, primarily reflecting the movement in own credit from a £2,708 million gain in 2011 to a £4,579 million charge in 2012, non-recurrence of gains on debt buy-backs of £1,130 million in 2011, the increase in the PPI redress provision from £1,000 million in 2011 to £1,600 million in 2012 and the interest rate hedging products redress provision of £850 million (2011: £nil), partially offset by the non-recurrence of the BlackRock, Inc. investment impairment of £1,800 million, goodwill impairment of £597 million in 2011 and an increase in Investment Bank income.

Adjusted profit before tax increased £2,117 million to £7,599 million, primarily reflecting increased income and reduced credit impairment charges and operating expenses.

Return on average shareholders’ equity declined to negative 1.2% from 5.9%, primarily reflecting the movement in own credit and PPI and interest rate hedging products redress provisions.

Adjusted return on average shareholders’ equity increased to 9.0% from 6.7%, primarily reflecting the increase in adjusted profit before tax.

The cost: income ratio increased to 84% from 65%, primarily reflecting the movement in own credit and PPI and interest rate hedging products redress provisions.

The adjusted cost: income ratio decreased to 63% from 68%, driven by increased income and reduced operating expenses.

The Core Tier 1 ratio decreased to 10.8% from 11.0% and risk weighted assets remained broadly flat across the period.

REGULATION OF BARCLAYS AND THE BARCLAYS GROUP

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to rules and regulations that are a condition for authorisation to conduct banking and financial services business. These apply to business operations and affect financial returns and include reserve and reporting requirements and prudential and conduct of business regulations. These are imposed by the relevant central banks and regulatory authorities that supervise the Group in the jurisdictions in which it operates. The requirements reflect global standards developed by, amongst others, the Financial Stability Board (“FSB”), the Basel Committee on Banking Supervision (“BCBS”) and the International Organisation of Securities Commissions. They also reflect requirements of, or are derived from, European Union (“EU”) legislation.

Outside the U.K., the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission, the Monetary Authority of Singapore, the China Banking Regulatory Commission and the Reserve Bank of India); Africa and the Middle East (various regulatory authorities including the South African Reserve Bank) and the United States (the Board of Governors of the Federal Reserve System (“FRB”), the SEC and the Commodity Futures Trading Commission (“CFTC”).

U.K. System of Supervision and Regulation

In the U.K. the regulation and supervision of the Group is divided between the Prudential Regulation Authority (“PRA”) and the Financial Conduct Authority (“FCA”). In addition, the Financial Policy Committee (“FPC”) of the Bank of England has significant influence on the prudential requirements that may be imposed on the banking system. Barclays Bank PLC is authorised by the PRA and the FCA to carry on a range of regulated activities within the U.K. and is subject to consolidated prudential supervision by the PRA.

The U.K. Banking Act 2009 (as amended, the “Banking Act”) provides for a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the U.K., in consultation with the PRA and HM Treasury, as appropriate. Under the Banking Act, these authorities are given powers, including (a) the power to make share transfer orders pursuant to which all or some of the securities issued by a U.K. bank may be transferred to a commercial purchaser or the U.K. government; and (b) the power to transfer all or some of the property, rights and liabilities of a U.K. bank to a commercial purchaser or Bank of England entity. A share transfer order can extend to a wide range of securities including shares and bonds issued by a U.K. banking group (including the Group) and warrants for such shares and bonds.

The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a U.K. bank (such as Barclays Bank), its holding company (Barclays) and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect. In addition, the Banking Act gives the Bank of England statutory responsibility for financial stability in the U.K. and for the oversight of payment systems.

The Financial Services Act 2012 (“FSA 2012”) established the FPC, PRA and FCA and, among other things: (i) clarified responsibilities between HM Treasury and the Bank of England in the event of a financial crisis by giving the Chancellor of the Exchequer powers to direct the Bank of England where public funds are at risk and there is a serious threat to financial stability; (ii) established the objectives and accountabilities of the new regulatory bodies; (iv) amended the Threshold Conditions for authorisation; (v) gave the new bodies additional powers, including powers of direction over unregulated parent undertakings

(such as Barclays) where this is necessary to ensure effective consolidated supervision of the group; and (vi) gave the FCA the power to make temporary product intervention rules for a maximum period of six months, if necessary without consultation. The FSA 2012 also gives the FCA the power to set rules in relation to the setting of benchmarks and creates a new criminal offence relating to the making of a false or misleading statement, or the creation of a false or misleading impression, in connection with the setting of a benchmark.

Banks, insurance companies and other financial institutions in the U.K., such as Barclays, are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme (the “Scheme”)) which operates when an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Different levels of compensation are available to eligible claimants depending upon the type of protected claim.

Recent U.K. Regulatory Developments

On February 4, 2013, the U.K. Government introduced the Financial Services (Banking Reform) Bill to the House of Commons. The Bill will give the U.K. authorities the powers to implement key recommendations of the Independent Commission on Banking by requiring, amongst other things: (i) the separation of the U.K. and European Economic Area retail banking activities of U.K. banks in a legally distinct, operationally separate and economically independent entity (so called ring fencing); (ii) the increase of the loss-absorbing capacity of ring-fenced banks and U.K. headquartered global systemically important banks to levels higher than the Basel III guidelines and (iii) preference to deposits protected under the Financial Services Compensation Scheme if a bank enters insolvency. The Bill also establishes a reserve power for the PRA to enforce full separation of U.K. banks under certain circumstances. The Bill has completed its passage through the House of Commons and is currently before the House of Lords.

The Bill is primarily an enabling statute which provides HM Treasury with the requisite powers to implement the policy underlying the Bill through secondary legislation. On March 8, 2013, the U.K. Government published draft secondary legislation. The U.K. Government intends that both primary and secondary legislation will be in place by May 2015 and that U.K. banks will be required to be compliant by January 1, 2019.

On June 19, 2013 the Parliamentary Commission on Banking Standards (“PCBS”) published its final report on the U.K. Banking sector, which is expected to result in further changes to draft primary and secondary legislation. The PCBS report recommends, amongst other things: (i) a new “senior persons” regime for individuals in the banking sector to ensure full accountability for decisions made; (ii) reforms to the remuneration of senior management and other influential bank staff to better align risk and reward; and (iii) sanctions and enforcement, including a new criminal offence of reckless misconduct. The U.K. Government published its response to the PCBS report on July 8, 2013, in which it endorses the report’s principal findings and commits to implementing a number of its recommendations.

European Union Regulation and Regulatory Developments

The U.K. regulatory agenda is considerably shaped and influenced by directives and regulations emanating from the EU.

The EU also continues to develop its regulatory structure in response to the financial and Eurozone crises. At the December 2012 meeting of EU Finance Ministers, following the Euro Area Summit of June 29, it was agreed to establish a single supervisory mechanism within the Eurozone. The European Central Bank (“ECB”) will have responsibility for the supervision of the most significant Eurozone credit institutions, financial holding companies or mixed financial holding companies. The ECB may extend its supervision to institutions of significant relevance that have established subsidiaries in more than one participating member state and with significant cross-border assets or liabilities. It is expected that the single supervisory mechanism will become operational in 2014.

The fourth Capital Requirements Directive and Regulation, referred to as “CRD IV,” were finalised and published in the Official Journal of the EU in June 2013. The Directive is required to be implemented into national law by EU Member States by December 31, 2013 and the Regulation will apply directly in EU Member States from January 1, 2014. CRD IV permits a transitional period for certain of the enhanced capital and leverage requirements with full compliance required by the end of 2018.

In August 2013, the PRA published a consultation paper (CP5/13, Strengthening capital standards: implementing CRD IV) which sets out proposed changes to the PRA rules in order to implement CRD IV in the U.K. The final standards with which Barclays will have to comply will depend on the outcome of the PRA consultation and the content of final binding regulatory technical standards to be issued by the European Banking Authority (“EBA”).

The EBA, which came into being on January 1, 2011, along with the other European supervisory authorities, remains charged with the development of a single rulebook for the EU as a whole and with enhancing co-operation between national supervisory authorities. The European Securities Markets Authority (“ESMA”) has a similar role in relation to the capital markets and to banks and other firms doing investment and capital markets business. The EBA and ESMA each have the power to mediate between and override national authorities under certain circumstances. Responsibility for day-to-day supervision remains with national authorities and this is expected to remain the case in those countries that do not ultimately participate in the single supervisory mechanism.

On October 2, 2012 a high-level expert group chaired by Erkki Liikanen submitted a report (the “Liikanen Report”) to the European Commission (the “Commission”) on reform of the structure of the EU banking sector. The Liikanen Report contains five key recommendations, including the mandatory separation of proprietary trading and other high-risk trading activities (subject to thresholds) from deposit taking banks. The Commission is considering the impact of the Liikanen Report’s recommendations on growth and the safety and integrity of financial services in the EU, particularly in light of its current proposed legislative reforms, and will publish proposals on structural separation of banks in Q3 2013. Legislation is not expected to be finalised until 2015, at the earliest.

A significant addition to the EU legislative framework for financial institutions is the proposal for a Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. This proposal is intended to implement many of the requirements of the FSB’s ‘Key Attributes of Effective Resolution Regimes for Financial Institutions.’ The proposal would give resolution authorities extensive powers to ‘bail-in’ liabilities (i.e. write down liabilities or convert them to equity) and firms would need a minimum percentage of liabilities in a form that allows them to be subject to ‘bail-in’. The proposal also requires the development of recovery and resolution plans at group and firm-level. The proposal sets out a harmonised set of resolution tools across the EU, including the power to impose a temporary stay on the rights of creditors to terminate, accelerate or close out contracts. There are also significant funding implications for financial institutions: the proposal envisages the establishment of pre-funded resolution funds of 1% of covered deposits to be built up over 10 years, although the proposal also envisages that national deposit guarantee schemes may be able to fulfil this function. The proposal is currently going through the legislative process.

A proposal to amend the Directive on Deposit Guarantee Schemes is also being considered and is under debate. The proposal on Deposit Guarantee schemes also envisages that national schemes should be pre-funded, with a fund to be raised over a number of years.

The European Market Infrastructure Regulation (“EMIR”) introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. These requirements come into force progressively through 2013 and 2014. When it enters fully into force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: report every derivative contract that they enter to a trade repository; implement new risk management standards (including operational processes and margining), for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation.

Proposals to amend the Markets in Financial Instruments Directive continue to be debated. This will affect many of the investment markets in which the Group operates and the instruments in which it trades, and how it transacts with market counterparties and other customers.

United States Regulation

In the United States, the Company, Barclays Bank and Barclays’ U.S. banking subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956, as amended, the Foreign Bank Supervision Enhancement Act of 1991, the Financial Services Modernization Act of 1999, the USA PATRIOT Act of 2001 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“DFA”). This framework regulates the activities of Barclays, including its U.S. banking subsidiaries and the U.S. branches of Barclays Bank, as well as imposing prudential restrictions, such as limits on extensions of credit by Barclays Bank’s U.S. branches and the U.S. banking subsidiaries to a single borrower and to affiliates. The New York and Florida branches of Barclays Bank are subject to extensive federal and state supervision and regulation by the FRB and, as applicable, the New York State Department of Financial Services and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Federal Deposit Insurance Corporation (“FDIC”), the Delaware State Bank Commissioner and the Consumer Financial Protection Bureau. The deposits of Barclays Bank Delaware are insured by the FDIC. Barclays Wealth Trustees (US) NA is an uninsured non-depository trust company chartered and supervised by the Office of the Comptroller of the Currency. The licensing authority of each U.S. branch of Barclays Bank has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank located in the state of the office it licenses or to revoke or suspend such licence. Such circumstances generally include violations of law, unsafe business practices and insolvency. The Company and Barclays Bank are bank holding companies registered with the FRB, which exercises umbrella authority over Barclays’ U.S. operations.

Barclays’ U.S. securities broker/dealer, investment advisory and investment banking operations are subject to ongoing supervision and regulation by the SEC, the Financial Industry Regulatory Authority (“FINRA”) and other government agencies and self-regulatory organisations (“SROs”) as part of a comprehensive scheme of regulation of all aspects of the securities and commodities business under the U.S. federal and state securities laws. Similarly, Barclays’ U.S. commodity futures and options-related operations are subject to ongoing supervision and regulation by the CFTC, the National Futures Association and other SROs.

Recent United States Regulatory Developments

The DFA became law in July 2010. The full scale of the DFA’s impact on the Group remains unclear because the rules required to implement many of the provisions of the DFA continue to be subject to rulemaking and will take effect over several years. In addition, market practices and structures may change in response to the requirements of the DFA in ways that are difficult to predict but that could impact Barclays’ business. Nonetheless, certain provisions of the DFA are particularly likely to have an effect on the Group, including:

•	Structural Reform: In December 2012, the FRB issued proposed rules that, if adopted, would implement certain enhanced prudential standards and early remediation requirements in the DFA with respect to foreign banking organisations, such as Barclays, and other foreign financial companies designated as “systemically important.”

The specific requirements depend on the level of assets of the foreign banking organisation both inside and outside the United States and could significantly increase the regulatory costs to such organisations of operating in the United States, particularly in relation to non-bank operations. Based on its total U.S. and non-U.S. assets, Barclays would be subject to the most stringent requirements of the proposed rules: Barclays would be required to create a U.S. intermediate holding company (“IHC”) structure to hold its U.S. banking and non-banking subsidiaries, and the IHC would be subject to supervision and regulation by the FRB. While the operations and assets of Barclays Bank PLC’s U.S. branches would not be required to be held in the IHC, the branches would be subject to separate requirements.

The IHC would be subject to a number of separate supervisory, prudential and early-remediation requirements, including (i) capital requirements and leverage limits; (ii) mandatory stress testing of capital levels by the FRB and submission of a capital plan to the FRB; (iii) limitations on capital distributions by the IHC to its parent company, unless such distributions are part of such a capital plan that has been submitted to and approved by the FRB; (iv) substantive liquidity requirements, including requirements to conduct monthly internal liquidity stress tests for the IHC and for Barclays Bank PLC’s U.S. branch network, separately, and to maintain a 30-day buffer of highly liquid assets; (v) liquidity risk management requirements, including compliance with liquidity risk management standards established by the FRB and maintenance of an independent review function to review and evaluate regularly the adequacy and effectiveness of the liquidity risk management practices of Barclays’ combined U.S. operations; (vi) overall risk management requirements, including creation of a U.S. risk committee and the hiring of a U.S. chief risk officer, and (vii) stringent concentration and credit exposure limits.

The proposals were subject to a public comment period and the FRB could modify its proposals prior to adopting them in final form. If adopted in their current form, the proposed rules have the potential to increase the absolute and regulatory costs of Barclays’ U.S. operations significantly.

•	Other enhanced prudential requirements: In addition to the requirements that would be implemented under the above proposals, and separate and apart from Basel III, the DFA also imposes higher capital, liquidity and leverage requirements on U.S. banks and bank holding companies generally.

•	Restrictions on proprietary trading and fund-related activities: The so-called “Volcker Rule” will, once effective, significantly restrict the ability of U.S. bank holding companies and their affiliates, and the U.S. branches of foreign banks, to conduct proprietary trading in securities and derivatives as well as certain activities related to hedge funds and private equity funds. In October 2011, U.S. regulators proposed rules to implement the Volcker Rule. Those rules have not yet been finalised. Analysis continues of the proposals, but it is clear that compliance with them could entail significant additional costs for the Group. While the statutory Volcker Rule provisions officially took effect in July 2012, Barclays has until the end of the conformance period, currently set for July 2014 (subject to possible extensions), in order to conform its activities to the requirements of the rule.

•	Regulation of derivative markets: Among the changes mandated by the DFA are that many types of derivatives now traded in the over-the-counter markets be traded on an exchange or swap execution facility and centrally cleared through a regulated clearing house. In addition, participants in these markets are now made subject to CFTC and SEC regulation and oversight. Entities required to register with the CFTC as “swap dealers” or “major swap participants” and/or with the SEC as “security-based swap dealers” or “major security-based swap dealers” are or will be subject to business conduct, capital, margin, recordkeeping and reporting requirements. Barclays Bank has provisionally registered with the CFTC as a swap dealer. It is possible that other additional regulations (many of which still are not final), and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets.

See also “Risk Management—Supervision and Regulation” starting on page 154 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

South African Regulation

The Group’s operations in South Africa, including Barclays Africa Group Limited (previously Absa Group Limited), are supervised and regulated by the South African Reserve Bank (“SARB”) and the Financial Services Board (“FSB”) as well as the Department of Trade and Industry (“DTI”). SARB oversees the banking industry and follows a risk-based approach to supervision while the FSB oversees financial services and focuses on enhancing consumer protection and regulating market conduct. The DTI regulates consumer credit through the National Credit Act No 34 of 2005, as well as other aspects of consumer protection not regulated under the jurisdiction of the FSB through the Consumer Protection Act No 68 of 2008. It is intended that the regulatory responsibilities in South Africa will in future be divided between the SARB which will be responsible for prudential regulation and the FSB which will be responsible for matters of market conduct. The precise timing for the move to ‘twin peaks’ regulation remains to be determined.

Other Recent Regulatory Developments

The regulatory change generated by the financial crisis is having, and the Group expects it to continue to have, a substantial impact on all financial institutions, including those in the Group. The FSB has been designated by the Group of Twenty Finance Ministers and Central Bank Governors (“G20”) as the body responsible for co-ordinating the delivery of the global reform program. It has focused particularly on the risks posed by systemically important financial institutions.

In 2011, G20 heads of government adopted FSB proposals to reform the regulation of globally systematically important financial institutions (“G-SIFIs”). A key element of this program is that G-SIFIs should be capable of being resolved without recourse to taxpayer support. Barclays has been designated a globally systemically important bank (“G-SIB”) by the FSB. G-SIBs will be subject to requirements to have additional loss absorption capacity above that required by Basel III standards. This loss absorption will take the form of a prescribed surcharge. G-SIBs will be categorised into four groups or “buckets” with each group required to pay a different level of surcharge (1% to 2.5% of risk weighted assets). This additional buffer (regardless of the bucket allocated) must be met with common equity tier 1 capital. In its November 2012 list of G-SIFIs, the FSB placed Barclays in a bucket that would require it to meet a 2% surcharge. The surcharge will be phased in starting in January 2016, with full implementation by January 2019. G-SIBs must also meet the higher supervisory expectations for data aggregation capabilities by January 2016.

In October 2012, the FSB and BCBS finalised a principles based framework for domestic systemically important banks (“D-SIBs”). National authorities will begin to apply requirements to banks identified as D-SIBs from January 2016 in line with the phase in arrangements for G-SIBs. The surcharges implemented by national authorities could exceed those set for G-SIBs. It is very likely that members of the Group will be classified as D-SIBs. The FSB continues to pursue a number of work streams that will affect the Group, its counterparties and the markets in which it operates. These include policy work on shadow banking and on enhanced disclosures.

LEGAL AND REGULATORY PROCEEDINGS

Investigations into certain agreements

The FCA has investigated certain agreements, including two advisory services agreements entered into by Barclays Bank with Qatar Holding LLC (“Qatar Holding”) in June and October 2008 respectively, and whether these may have related to Barclays’ capital raisings in June and November 2008.

The FCA issued warning notices (the “Warning Notices”) against Barclays and Barclays Bank on September 13, 2013.

The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322 million payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that Barclays and Barclays Bank believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings. The Warning Notices conclude that Barclays and Barclays Bank were in breach of certain disclosure-related Listing Rules and Barclays was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays and Barclays Bank acted recklessly. The financial penalty in the Warning Notices against the Group is £50 million. However, Barclays and Barclays Bank continue to contest the findings.

The Serious Fraud Office is investigating the same agreements. Its investigation is at an earlier stage and the Group has received and continues to respond to requests for further information.

The DOJ and the SEC are undertaking an investigation into whether the Group’s relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act. They are also investigating the agreements referred to above including the two advisory services agreements. The US Federal Reserve has requested to be kept informed of these matters.

It is not possible to estimate the full impact on the Group if the final conclusion of these matters is adverse.

Interchange investigations

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. Barclays receives interchange fees, as a card issuer, from providers of card acquiring services to merchants. The key risks arising from the investigations comprise the potential for fines imposed by competition authorities, litigation and proposals for new legislation. Barclays may be required to pay fines or damages and could be affected by legislation amending interchange rules. It is not currently possible to predict the likelihood or potential financial impact of these risks on the Group.

Investigations into LIBOR, ISDAfix and other benchmarks

The FCA, the U.S. Commodity Futures Trading Commission (the “CFTC”), the SEC, the U.S. DOJ Fraud Section (the “DOJ-FS”) and Antitrust Division (the “DOJ-AD”), the Commission, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors’ office in Trani, Italy and various U.S. state attorneys general are amongst various authorities conducting investigations (the “Investigations”) into submissions made by Barclays Bank and other financial institutions to the bodies that set or compile various financial benchmarks, such as the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”).

On 27 June 2012, Barclays Bank announced that it had reached settlements with the FSA (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their Investigations and Barclays Bank agreed to pay total penalties of £290 million, which were reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement (“NPA”) with the DOJ-FS and a Settlement Order Agreement with the CFTC (the “CFTC Order”). In addition, Barclays Bank was granted conditional leniency from the DOJ-AD in connection with potential U.S. antitrust law violations with respect to financial instruments that reference EURIBOR.

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5 million, is publicly available on the website of the FCA. This sets out the FSA’s reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed. Summaries of the NPA and the CFTC Order are set out below. The full text of the NPA and the CFTC Order are publicly available on the websites of the DOJ and the CFTC, respectively.

In addition to a US$200 million civil monetary penalty, the CFTC Order requires Barclays Bank to cease and desist from further violations of specified provisions of the U.S. Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Amongst other things, the CFTC Order requires Barclays Bank to:

•	make its submissions based on certain specified factors, with Barclays Bank’s transactions being given the greatest weight, subject to certain specified adjustments and considerations;

•	implement firewalls to prevent improper communications including between traders and submitters;

•	prepare and retain certain documents concerning submissions and retain relevant communications;

•	implement auditing, monitoring and training measures concerning its submissions and related processes;

•	make regular reports to the CFTC concerning compliance with the terms of the CFTC Order;

•	use best efforts to encourage the development of rigorous standards for benchmark interest rates; and

•	continue to cooperate with the CFTC’s ongoing investigation of benchmark interest rates.

As part of the NPA, Barclays Bank agreed to pay a US$160 million penalty. In addition, the DOJ agreed not to prosecute Barclays Bank for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to Barclays Bank’s submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon Barclays Bank’s satisfaction of specified obligations under the NPA. In particular, under the NPA, Barclays Bank agreed for a period of two years from 26 June 2012, amongst other things, to:

•	commit no United States crime whatsoever;

•	truthfully and completely disclose non-privileged information with respect to the activities of Barclays Bank, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

•	bring to the DOJ’s attention all potentially criminal conduct by Barclays Bank or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

•	bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the United States by or against Barclays Bank or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

Barclays Bank also agreed to cooperate with the DOJ and other government authorities in the United States in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. Barclays Bank also continues to cooperate with the other ongoing investigations.

Following the settlements announced on 27 June 2012, 38 U.S. state attorneys general commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The New York Attorney General, on behalf of this coalition of attorneys general, issued a subpoena dated 17 July 2012 to Barclays Bank (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to Barclays Bank for both documents and transactional data. Barclays Bank is responding to these requests on a rolling basis. In addition, following the settlements the SFO announced on 6 July 2012 that it had decided formally to accept the LIBOR matter for investigation, in respect of which Barclays Bank has received and continues to respond to requests for information.

The Commission has also been conducting investigations into the manipulation of, among other things, EURIBOR. Barclays is a party to the Commission’s EURIBOR investigation and continues to cooperate. The Commission has publicly stated that it hopes to be ready to adopt a decision in respect of its investigations towards the end of 2013.

The CFTC and the FCA are also conducting separate investigations into historical practices with respect to ISDAfix, amongst other benchmarks. Barclays Bank has received and continues to respond to subpoenas and requests for information from the CFTC.

It is not practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

See “LIBOR and other benchmarks civil actions” below for a discussion of litigation arising in connection with the Investigations.

Interest rate hedging products redress

On 29 June 2012, the FSA announced that a number of UK banks, including Barclays Bank, would be conducting a review and redress exercise in respect of interest rate hedging products sold on or after December 2001 to retail clients or private customers that are categorised as non-sophisticated for the purposes of the review. During the second half of 2012, Barclays Bank completed a pilot review of a sample of individual cases. On 31 January 2013, the FSA issued a report on the findings of an initial pilot review conducted by Barclays Bank and a number of other banks. The report included a number of changes and clarifications to the requirements under which the main review and redress exercise should be conducted and Barclays Bank agreed to conduct the exercise in line with the approach set out in that report.

There are approximately 4,000 retail clients or private customers to which interest rate hedging products were sold within the relevant timeframe, of which approximately 2,900 have been categorised as non-sophisticated under the terms of the agreement. As at 31 December 2012, a provision of £850 million had been recognised, reflecting management’s best estimate of future redress to customers categorised as non-sophisticated and related costs. The estimate was based on an extrapolation of the results of the initial pilot exercise across the population. The provision recognised in the balance sheet as at 31 December 2012 was £814 million, after utilisation of £36 million during 2012, primarily related to administrative costs.

During 2013, additional cases have been reviewed providing a larger and more representative sample upon which to base Barclays Bank’s provision. As a result, an additional provision of £650 million was recognised as at 30 June 2013, bringing the cumulative expense to £1,500 million. As at 30 June 2013, the provision on the balance sheet was £1,349 million reflecting cumulative utilisation of £151 million.

No provision has been recognised in relation to claims from retail clients or private customers categorized as sophisticated, which are not covered by the redress exercise, or incremental consequential loss claims from customers categorized as non-sophisticated. These will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

While the Group expects that the provision as at 30 June 2013 will be sufficient to cover the full cost of completing the redress, the appropriate provisions level will be kept under review and it is possible that the eventual costs could materially differ to the extent experience is not in line with management estimates.

Payment protection insurance redress

Following the conclusion of the 2011 Judicial Review regarding the assessment and redress of PPI, a provision for PPI redress of £1.0 billion was raised in May 2011 based on FSA guidelines and historic industry experience in resolving similar claims. Subsequently, further provisions totalling £1.6 billion were raised during 2012.

Due to the rate of decline in monthly claims volumes being less than previously expected, an additional provision of £1.35 billion was recognised in June 2013 (bringing the total provisions to £3.95 billion) to reflect updated assumptions regarding future claims volumes, including a provision for operational costs through to December 2014. As at 30 June 2013 £2.3 billion of the provision has been utilised, leaving a residual provision of £1.65 billion.

The basis of the current provision is calculated from a number of key assumptions which continue to involve significant management judgement and modelling:

Customer initiated claim volumes – claims received but not yet processed and an estimate of future claims initiated by customers where the volume is anticipated to decline over time

Proactive response rate – volume of claims in response to proactive mailing

Uphold rate – the percentage of claims that are upheld as being valid upon review

Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy / policies

The provision also includes an estimate of the Group’s claims handling costs and those costs associated with claims that are subsequently referred to the FOS.

The Group will continue to monitor actual claims volumes and the assumptions underlying the calculation of its PPI provision. It is possible that the eventual costs may materially differ to the extent that actual experience is not in line with management estimates.

Federal Energy Regulatory Commission investigation

The United States Federal Energy Regulatory Commission (the “FERC”) Office of Enforcement has been investigating the Group’s power trading in the western U.S. with respect to the period from late 2006 through 2008. On 31 October 2012, the FERC issued a public Order to Show Cause and Notice of Proposed Penalties (“Order and Notice”) against Barclays Bank in relation to this matter. In the Order and Notice the FERC asserts that Barclays Bank violated the FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by Barclays Bank. On 16 July 2013 the FERC issued an Order Assessing Civil Penalties in which it assessed a US$435 million civil penalty against Barclays Bank and ordered Barclays Bank to disgorge an additional US$34.9 million of profits plus interest (both of which are consistent with the amounts proposed in the Order and Notice). In order to attempt to collect the penalty and disgorgement amount, FERC must file a civil action in federal court, which could occur at any time on or after 16 September 2013. Barclays intends to vigorously defend this matter. In September 2013, Barclays was contacted by the criminal division of the United States Attorney’s Office in the Southern District of New York and advised that such office is looking at the same conduct at issue in the FERC matter.

Credit Default Swap (CDS) antitrust investigations

Both the Commission and the DOJ-AD have commenced investigations in the CDS market (in 2011 and 2009, respectively). On 1 July 2013 the Commission addressed a Statement of Objections to Barclays Bank and 12 other banks, Markit and ISDA. The case relates to concerns that certain banks took collective action to delay and prevent the emergence of exchange traded credit derivative products. If the Commission does reach a decision in this matter it has indicated that it intends to impose sanctions. The Commission’s sanctions can include fines. The DOJ-AD’s investigation is a civil investigation and relates to similar issues. Putative class actions alleging similar issues have also been filed in the U.S. The timing of these cases is uncertain and it is not possible to provide an estimate of the potential financial impact of this matter on the Group.

Lehman Brothers

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) by Lehman Brothers Holdings Inc. (“LBHI”), the SIPA Trustee for Lehman Brothers Inc. (the “Trustee”) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the “Committee”). All three motions challenged certain aspects of the transaction pursuant to which Barclays Capital Inc. (“BCI”) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (“LBI”) in September 2008 and the court order approving such sale (the “Sale”). The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the Sale (the “Rule 60 Claims”). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the Sale (together with the Trustee’s competing claims to those assets, the “Contract Claims”). Approximately US$4.5 billion (£3.0 billion) of the assets acquired as part of the acquisition had not been received by 30 June 2013, approximately US$3.4 billion (£2.3 billion) of which have been recognised as a receivable on the balance sheet as at 30 June 2013. The receivable reflects an increase of $0.4 billion (£0.3 billion) recognised in profit or loss during the period, primarily as a result of greater certainty regarding the recoverability of US$769 million (£0.5 billion) from the Trustee in respect of LBI’s 15c3-3 reserve account assets. On 16 July 2013, the Trustee paid this amount to BCI. This results in an effective provision as of 30 June 2013 of US$1.1 billion (£0.7 billion) against the uncertainty inherent in the litigation and issues relating to the recovery of certain assets held by institutions outside the United States.

On 22 February 2011, the Bankruptcy Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favour and some in favour of BCI. On 15 July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. BCI and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (the “District Court”). LBHI and the Committee did not pursue an appeal from the Bankruptcy Court’s ruling on the Rule 60 Claims. After briefing and argument, the District Court issued its Opinion on 5 June 2012 in which it reversed one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to BCI and affirmed the Bankruptcy Court’s other rulings on the Contract Claims. On 17 July 2012, the District Court issued an amended Opinion, correcting certain errors but not otherwise affecting the rulings, and an agreed judgment implementing the rulings in the Opinion (the “Judgment”). BCI and the Trustee have each appealed the adverse rulings of the District Court to the United States Court of Appeals for the Second Circuit.

Under the Judgment, BCI is entitled to receive: (i) US$1.1 billion (£0.7 billion) from the Trustee in respect of “clearance box” assets; (ii) property held at various institutions to secure obligations under the exchange-traded derivatives transferred to BCI in the Sale (the “ETD Margin”), subject to the proviso that BCI will be entitled to receive US$507 million (£0.3 billion) of the ETD Margin only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims; and (iii) US$769 million (£0.5 billion) from the Trustee in respect of LBI’s 15c3-3 reserve account assets only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims.

A portion of the ETD Margin which has not yet been recovered by BCI or the Trustee is held or owed by certain institutions outside the United States (including several Lehman affiliates that are subject to insolvency or similar proceedings). As at the date of this document, Barclays Bank cannot reliably estimate how much of the ETD Margin held or owed by such institutions BCI is ultimately likely to receive. On 7 June 2013, the Trustee announced that he was commencing additional distributions to former securities customers of LBI and would continue to make distributions until all customer claims have been fully paid. On 2 July 2013, the Trustee notified BCI that such distributions were “substantially complete.” Pursuant to a Stipulation and Order dated 24 April 2013, the Trustee had previously reserved US$5.6 billion (£3.7 billion) which was to be available to pay any amounts ultimately due to BCI, including the US$507 million (£0.3 billion) in respect of ETD Margin and the US$769 million (£0.5 billion) in respect of LBI’s 15c3-3 reserve account assets. On 16 July 2013, the Trustee paid BCI the US$769 million (£0.5 billion).

The US$3.4 billion (£2.3 billion) recognised on Barclays Bank’s balance sheet as at 30 June 2013 is consistent with a scenario in which the District Court’s rulings are unaffected by future proceedings, but conservatively assuming no recovery by BCI of any of the ETD Margin not yet recovered by BCI or the Trustee that is held or owed by institutions outside the United States. In such case, to the extent BCI recovers ETD Margin held or owed by institutions outside of the United States, the value of such recovered margin would therefore result in a gain to BCI. However, there remains a significant degree of uncertainty with respect to the value of such ETD Margin to which BCI is entitled or that BCI may recover. In a worst case scenario in which the Court of Appeals reverses the District Court’s rulings and determines that Barclays is not entitled to any of the clearance box assets or ETD Margin, Barclays estimates that, after taking into account its effective provision, its total losses would be approximately US$6.0bn (£4.0bn). Approximately, US$3.3bn (£2.2bn) of that loss would relate to clearance box assets and ETD Margin previously received by Barclays and prejudgement and post-judgement interest on such clearance box assets and ETD Margin that would have to be returned or paid to the Trustee. In this context, Barclays is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

American Depositary Shares

Barclays, Barclays Bank and various current and former members of the Board have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the “Court”). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing preferred stock, series 2, 3, 4 and 5 (the “Preferred Stock ADS”) offered by Barclays Bank at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays Bank’s portfolio of mortgage-related (including US subprime-related) securities, Barclays Bank’s exposure to mortgage and credit market risk and Barclays Bank’s financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. In January 2011, the Court granted the defendants’ motion to dismiss the complaint in its entirety, closing the case. In February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order, and, in May 2011, the Court denied in full the plaintiffs’ motion for reconsideration. The plaintiffs appealed both decisions (the grant of the defendants’ motion to dismiss and the denial of the plaintiffs’ motion for reconsideration) to the United States Court of Appeals for the Second Circuit (the “Second Circuit”).

On 19 August 2013, the Second Circuit upheld the dismissal of the plaintiffs’ claims related to the series 2, 3 and 4 offerings finding that they were time barred. However, the Second Circuit ruled that the plaintiffs should have been permitted to file an amended complaint in relation to the series 5 offering claims. The actions have been sent back to the Court by the Second Circuit and the plaintiffs have been granted leave to file their amended complaint as it relates to the series 5 offering claims.

Barclays Bank considers that these Preferred Stock ADS-related claims against it are without merit and is defending them vigorously. As at the date of this document, it is not practicable to estimate the Group’s possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

US Federal Housing Finance Agency and other residential mortgage-backed securities litigation

The US Federal Housing Finance Agency (“FHFA”), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the “GSEs”), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of residential mortgage-backed securities (“RMBS”). The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays Bank and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which BCI was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against Barclays Bank and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates), Sealink Funding Limited, Landesbank Baden-Württemberg (and affiliates), Deutsche Zentral-Genossenschaftsbank AG (and affiliates) and Stichting Pensioenfonds ABP, Royal Park Investments SA/NV, Bayerische Landesbank, John Hancock Life Insurance Company (and affiliates), Prudential Life Insurance Company of America (and affiliates) and the National Credit Union Administration relating to purchases of RMBS. Barclays considers that the claims against it are without merit and intends to defend them vigorously.

The original amount of RMBS related to the claims against Barclays Bank in the FHFA cases and the other civil actions against the Group totalled approximately US$8.7 billion, of which approximately US$2.6 billion was outstanding as at 30 June 2013. Cumulative losses reported on these RMBS as at 30 June 2013 were approximately US$0.5 billion. If Barclays Bank were to lose these cases Barclays believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgment (taking into account further principal payments after 30 June 2013), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays Bank has estimated the total market value of the RMBS as at 30 June 2013 to be approximately US$1.6 billion. Barclays Bank may be entitled to indemnification for a portion of any losses. These figures do not include two related class actions brought on behalf of a putative class of investors in RMBS issued by Countrywide and underwritten by BCI and other underwriters, in which Barclays Bank is indemnified by Countrywide.

Devonshire Trust

On 13 January 2009, Barclays Bank commenced an action in the Ontario Superior Court (the “Court”) seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (“Devonshire”), an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays Bank had failed to provide liquidity support to Devonshire’s commercial paper when required to do so. On 7 September 2011, the Court ruled that Barclays Bank’s early terminations were invalid, Devonshire’s early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately C$533 million together with accrued interest thereon. Barclays Bank appealed the Court’s decision to the Court of Appeal for Ontario. On 26 July 2013, the Court of Appeal delivered its decision dismissing Barclays Bank’s appeal. Barclays is currently considering its options with respect to the decision. If the Court of Appeal’s decision were to be unaffected by future proceedings, Barclays Bank estimates that its loss would be approximately C$500 million, less any impairment provisions recognised to date. Barclays has updated these provisions to take full account of the Court of Appeal’s decision.

LIBOR and other benchmarks civil actions

Following the settlements of the Investigations referred to under “Investigations into LIBOR, ISDAfix and other benchmarks” above, a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks. As at the date of this document, it is not possible to estimate the Group’s possible loss in relation to these claims or what effect, if any, they might have upon operating results, cash flows or the Group’s financial position in any particular financial period.

Barclays Bank and other banks have been named as defendants in class action and non-class action lawsuits pending in United States Federal Courts in connection with their roles as contributor panel banks to US Dollar LIBOR, the first of which was filed on 15 April 2011. The complaints are substantially similar and allege, amongst other things, that Barclays Bank and the other banks individually and collectively violated various provisions of the Sherman Act, the US Commodity Exchange Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by suppressing or otherwise manipulating US Dollar LIBOR rates. The lawsuits seek an unspecified amount of damages and trebling of damages under the Sherman and RICO Acts. The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in US Dollar LIBOR-linked over-the-counter transactions; (ii) purchased US Dollar LIBOR-linked financial instruments on an exchange; (iii) purchased US Dollar LIBOR-linked debt securities; (iv) purchased adjustable-rate mortgages linked to US Dollar LIBOR; or (v) issued loans linked to US Dollar LIBOR. The majority of the US Dollar LIBOR cases are consolidated before one United States District Court in the Southern District of New York (the “Court”). On 29 March 2013, the Court issued a decision dismissing the majority of claims against Barclays Bank and other panel bank defendants in six leading cases, including three proposed class actions.

Following the decision, plaintiffs in the three proposed class actions moved the Court for permission to either file an amended complaint or appeal an aspect of the decision.

On 23 August 2013, the Court issued an order denying the majority of the motions presented by the three proposed class action plaintiffs. As a result of this order, a proposed class action pertaining to the purchase of U.S. Dollar LIBOR-linked debt securities has been dismissed entirely; the claims alleged in a proposed class action pertaining to the purchase of U.S. Dollar-linked financial instruments on an exchange are limited to claims under the US Commodity Exchange Act; and the claims in a proposed class action relating to allegations of plaintiffs that engaged in U.S. Dollar LIBOR-linked over-the-counter transactions are limited to claims for unjust enrichment and breach of implied covenant of good faith and fair dealing. Some, but not all, aspects of the judge’s decision are appealable within 30 days.

The plaintiffs in the other three actions filed a new action in state court based on the same allegations as those initially alleged in the proposed class action cases discussed above. Defendants, including Barclays Bank, have removed that action to federal court and are currently seeking to have it transferred back to the Court. Additionally, a number of other actions before the Court remain stayed, pending further proceedings in the lead actions.

Until there are further proceedings, the ultimate impact of the Court’s decision will be unclear, although it is possible that the decision will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

An additional individual US Dollar LIBOR action was commenced on 13 February 2013 in the United States District Court for the Southern District of New York against Barclays Bank and other banks. Plaintiffs allege that defendants conspired to increase US Dollar LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at the bottom of the market. This action has been assigned to a different judge in the Southern District of New York, and is proceeding on a different schedule than is the consolidated action, with a motion to dismiss to be fully submitted to the court by the end of 2013.

An additional class action was commenced on 30 April 2012 in the United States District Court for the Southern District of New York against Barclays Bank and other Japanese Yen LIBOR panel banks by plaintiffs involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (“TIBOR”) panel, of which Barclays Bank is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of US antitrust laws between 2006 and 2010. The defendants have filed a motion to dismiss, which will be fully submitted to the Court by the end of 2013.

A further class action was commenced on 6 July 2012 in the District Court against Barclays Bank and other EURIBOR panel banks by plaintiffs that purchased or sold EURIBOR-related financial instruments. The complaint alleges, amongst other things, manipulation of the EURIBOR rate and breaches of the Sherman Act and the US Commodity Exchange Act beginning as early as 1 January 2005 and continuing through to 31 December 2009. On 23 August 2012, the plaintiffs voluntarily dismissed the complaint.

On 12 February 2013, a class action was commenced against Barclays Bank and other EURIBOR panel banks by plaintiffs that purchased or sold a NYSE LIFFE EURIBOR futures contract. The complaint alleges manipulation of the EURIBOR rate and violations of the Sherman Act beginning as early as 1 June 2005 and continuing through 30 June 2010. The action is currently pending in the United States District Court for the Southern District of New York. The plaintiffs have indicated that they plan to file an amended complaint before the end of 2013.

In addition, Barclays Bank has been granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, Barclays Bank is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to Barclays Bank satisfying the DOJ and the court presiding over the civil litigation of its satisfaction of its cooperation obligations.

Barclays Bank has also been named as a defendant along with four current and former officers and directors of Barclays Bank in a proposed securities class action pending in the United States District Court for the Southern District of New York in connection with Barclays Bank’s role as a contributor panel bank to LIBOR. The complaint principally alleges that Barclays Bank’s Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (amongst other things) Barclays Bank’s compliance with its operational risk management processes and certain laws and regulations. The complaint also alleged that Barclays Bank’s daily US Dollar LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased American Depositary Receipts sponsored by Barclays Bank on an American securities exchange between 10 July 2007 and 27 June 2012. The complaint asserts claims under Sections 10(b) and 20(a) of the US Securities Exchange Act 1934. On 13 May 2013, the court granted Barclays Bank’s motion to dismiss the complaint in its entirety. Plaintiffs’ motion for reconsideration of that dismissal was denied on 13 June 2013. Plaintiffs filed a notice of appeal with the United States Court of Appeals for the Second Circuit on 12 July 2013, and the appeal will be fully submitted to the Court of Appeals by the end of 2013.

In addition to US actions, legal proceedings have been brought or threatened against Barclays Bank in connection with alleged manipulation of LIBOR and EURIBOR, in a number of jurisdictions, including England and Wales and Italy. The number of such proceedings, the benchmarks to which they relate and the jurisdiction in which they may be brought are anticipated to increase over time.

It is not practicable to provide an estimate of the financial impact of the potential exposure of any of the actions described or what effect, if any, that they might have upon operating results, cash flows or the Group’s financial position in any particular period.

Other legal and regulatory proceedings

Barclays, Barclays Bank and the Group are engaged in various other legal and regulatory proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business, including debt collection, consumer claims and contractual disputes. Barclays does not expect the ultimate resolution of any of these other proceedings to which the Group is party to have a material adverse effect on its results of operations, cash flows or the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reliably be estimated or because such disclosure could be prejudicial to the conduct of the claims. Provisions have been recognised for those cases where Barclays is able reliably to estimate the probable loss where the probable loss is not de minimis. In relation to Card Protection Plan Limited (“CPP”), on the 22 August 2013 the FCA announced that it had reached an agreement with CPP and 13 high street banks and credit card issuers, including Barclays, for redress to be paid to customers who were mis-sold CPP’s Card Protection and Identity Protection policies. As at 30 June 2013, a provision, based upon a number of assumptions including expected customer response rates, was held for the cost of redress and associated operational costs. Taking into account information known at this early stage of the redress process, Barclays considers that its existing provision is adequate.

ADDITIONAL INFORMATION

Information Relating to Ordinary Share Capital

As of June 30, 2013, Barclays’ issued share capital amounted to £3,216,641,603.50, divided into 12,866,566,414 fully paid shares. As of September 13, 2013, being the latest practicable date prior to the date of this document, Barclays’ issued share capital amounted to £3,219,067,868, divided into 12,876,271,472 fully paid shares.

The following table shows the changes in the share capital of Barclays that occurred from December 31, 2012 to September 13, 2013, being the latest practicable date prior to the date of this document:

	Number of shares	Ordinary shares	Share premium	Total
As at December 31, 2012	12,242,633,551	3,060,658,387.75	9,417,061,778.25	12,477,720,166.00
Exercise of warrants(1)	379,218,809	94,804,702.25	655,195,297.25	749,999,999.50
Issued to staff under Sharesave*	1,534,210	383,552.50	2,679,029.85	3,062,582.35
Issued to staff under ISOP*	156,069	39,017.25	455,721.48	494,738.73
Issued to staff under Sharepurchase*	9,104,797	2,276,199.25	24,570,212.86	26,846,412.11
Issued to staff under SVP*	237,000,000	59,250,000.00	679,360,500.00	738,610,500.00
Issued under the Scrip Dividend Program (2)	6,624,036.00	1,656,009.00	17,220,506.38	18,876,515.39
As at September 13, 2013	12,876,271,472	3,219,067,868.00	10,796,543,046.08	14,015,610,914.08

(1)	On October 31, 2008, Barclays issued warrants to subscribe for up to 1,516.9 million ordinary shares at a price of £1.97775, in conjunction with a simultaneous issue by Barclays Bank PLC of Reserve Capital Instruments. No warrants were exercised during either 2012 or 2011. As at December 31, 2012, there were unexercised warrants to subscribe for 379.2 million ordinary shares, all of which were exercised on February 13, 2013.
(2)	Barclays’ shareholders approved the introduction of the Scrip Dividend Program at the Barclays’ Annual General Meeting held on April 25, 2013. 6,624,036 ordinary shares were issued on September 13, 2013 to participants in the Scrip Dividend Program in respect of the second interim dividend of one pence per ordinary share announced on July 30, 2013. Such ordinary shares were issued to the relevant participants prior to the close of business on the ordinary share record date and hence are eligible to participate in the Rights Issue.
(*)	ISOP, Sharepurchase, Sharesave and SVP are employee share plans of Barclays.

Barclays expects to issue 3,219,067,868 new ordinary shares pursuant to the Rights Issue. The issued and fully paid share capital of Barclays immediately following completion of the Rights Issue is expected to be as follows:

	Issued and fully paid
Class of share	Nominal Value (£)	Number(1)	Amount (£)
Ordinary Share	0.25 each	16,095,339,340	4,023,834,835

(1)	The number of ordinary shares in issue immediately following the Rights Issue assumes that no further ordinary shares are issued between September 13, 2013 (the latest practicable date prior to the date of this document) and the closing of the Rights Issue (other than pursuant to the Rights Issue).

As of September 13, 2013, being the last practicable date prior to the date of this document, a maximum of 1,287,627,147 ordinary shares may be issued in any 10 year rolling period in respect of options and awards granted or to be granted under the Barclays employee share plans.

Barclays remains subject to the continuing obligations of English law with regard to the issue of securities for cash and the provisions of section 561 of the U.K. Companies Act 2006 (which confers on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the unissued share capital of Barclays which is not subject to an existing disapplication.

The ordinary shares are in registered form and are capable of being held in either certificated or uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the U.K. Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended). The ordinary shares are listed on the premium listing segment of the Official List of the FCA and admitted to trading on the London Stock Exchange’s main market for listed securities. The ISIN of the ordinary shares is GB0031348658.

The new ordinary shares will be in registered form and, from admission of the new ordinary shares (nil paid) to the Official List of the FCA, will be capable of being held in either certificated or uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the U.K. Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended). Where new ordinary shares are held in certificated form, share certificates will be sent to the registered members by first class post. Where the new ordinary shares are held in CREST, the relevant CREST stock account of the registered members will be credited. The new ordinary shares will be admitted with the ISIN GB0031348658.

Other than as provided in Part 28 of the Companies Act 2006 and the U.K. Takeover Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the ordinary shares.

Major Shareholders

As of September 13, 2013 (being the latest practicable date prior to the date of this document), Barclays had been notified that the following persons (other than directors, prospective directors and senior managers) hold, directly or indirectly, 3% or more of Barclays’ voting rights, which are notifiable under English law or will do so immediately following the Rights Issue:

Name	Number of ordinary shares as of September 13, 2013	% of voting rights in respect of ordinary shares as of September 13, 2013	Number of ordinary shares following the Rights Issue(1)	% of voting rights in respect of ordinary shares following the Rights Issue
Qatar Holding LLC	813,964,552	6.3%	1,017,455,690	6.3%
BlackRock Inc.(2)	805,969,166	6.3%	1,007,461,457	6.3%
The Capital Group Companies Inc.	492,653,250	3.8%	615,816,562	3.8%

(1)	Assumes no sale or purchase of any ordinary shares held by such shareholders, that the shareholders take up all of their rights in new ordinary shares pursuant to the Rights Issue and the shareholders do not participate in any sub-underwriting.
(2)	Total shown includes 8,003,236 contracts for difference to which voting rights are attached.

Save as set out above, we are not aware of any person who holds, or who will immediately following the Rights Issue hold, as shareholder (within the meaning of the applicable provisions of English law), directly or indirectly, 3% or more of the voting rights of Barclays.

None of the shareholders referred to above has different voting rights from any other holder of ordinary shares in respect of any ordinary shares held by them.

As of September 13, 2013, we are not aware of any person or persons who directly or indirectly, jointly or severally, will own or could exercise control over Barclays nor are we aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Barclays.

Corporate Governance

As at the date of this document, Barclays is in compliance with the provisions set out in the UK Corporate Governance Code.

Provision C.3.7 of the UK Corporate Governance Code requires that the external audit contract is put out to tender at least every ten years. This requirement is a new provision in the UK Corporate Governance Code that applies for financial years beginning on or after 1 October 2012. Barclays’ external audit contract has not been re-tendered at any time in the past ten years. Given the complexity of the Barclays audit and the significant work that would be involved in putting the audit out to tender, Barclays is considering how it might comply with this provision in future, taking into account the nonbinding transitional provisions suggested by the Financial Reporting Council which were issued along with the revised UK Corporate Governance Code.

Provision E.2.3 of the UK Corporate Governance Code requires that the Chairman should arrange for all Directors to attend the Annual General Meeting. While such arrangements were made, Reuben Jeffery III and Diane de Saint Victor were unable to attend the 2013 Annual General Meeting owing to prior commitments.

Roles and Responsibilities of the Board

Barclays aims to have a majority of independent Non-executive Directors. As at the date of this document, the Board is comprised of the Chairman, one Executive Director and 10 Non-executive Directors. All of the Non-executive Directors are considered to be independent.

The principal responsibility of the Board is to promote the long term success of Barclays by creating and delivering sustainable shareholder value. The Board leads and provides direction for management by setting strategy and overseeing its implementation by management. In setting and monitoring the execution of Barclays’ strategy, consideration is given to the impact that those decisions will have on Barclays’ obligations to various stakeholders, such as Shareholders, employees, suppliers and the community.

The Board is responsible for ensuring that an effective system of internal control is maintained and that management maintains an effective risk management and oversight process across the Group, so that growth is delivered in a controlled and sustainable way. In addition, the Board is responsible for determining and promoting Barclays’ collective vision of its purpose, values, culture and behaviours.

Specific key decisions and matters have been reserved for approval by the Board. These include decisions on the Group’s strategy, approval of risk appetite, capital and liquidity matters, major acquisitions, mergers or disposals, Board membership, financial results and governance issues.

Roles on the Board

The roles of the Chairman and Group Chief Executive are separate and the Board has agreed their respective responsibilities.

The Chairman’s main responsibility is to lead and manage the work of the Board to ensure that it operates effectively and fully discharges its legal and regulatory responsibilities. The Chairman will lead the Board to ensure its effectiveness in all aspects of its role, including setting its agenda to ensure that adequate time is available for substantive discussion on strategy, performance and key value issues. The Deputy Chairman will deputise for and support the Chairman in respect of the responsibilities and authorities conferred upon him.

The Senior Independent Director provides a sounding board for the Chairman in the delivery of his objectives. He also serves as a trusted intermediary for the Directors, when necessary. The Senior Independent Director is available to shareholders if they have any concerns that they cannot resolve through the normal channels of contact or if such contact is inappropriate. In periods of stress, he or she will work with the Chairman and other Directors/shareholders as required to resolve significant issues.

The Group Chief Executive has responsibility for recommending the Group’s strategy to the Board and for implementing the strategy agreed by the Board, making and implementing operational decisions and managing the business day-to-day.

Non-executive Directors are independent of management. Their role is to effectively and constructively challenge management and monitor the success of management within the risk appetite and control framework set by the Board.

Succession Planning and Appointment of Directors

The Board recognises the need to ensure that the Board and executive management are always well resourced, with the right people in terms of skills and experience to deliver the Company’s strategy. Board composition is regularly reviewed to ensure the Board is refreshed progressively. Factors considered include length of tenure, background, industry and geographical experience and diversity.

The Board Corporate Governance and Nominations Committee is responsible for both executive and non-executive Director succession planning and recommends new appointments to the Board.

All Directors are subject to annual re-election by Shareholders at the Annual General Meeting.

External Appointments and Conflicts of Interest

Directors have a duty to avoid situations in which they have or may have interests that conflict with those of Barclays, unless that conflict is first authorised by the Directors. The Board deals with each appointment on its individual merit and takes into consideration all circumstances.

Prior to taking on additional responsibilities or external appointments, Directors are obliged to obtain authorisation and it is their responsibility to ensure that they will be able to meet the time commitment expected of them in their role at Barclays. Executive Directors may take up only one FTSE 100 non-executive directorship and are allowed to retain any fees they receive for such an appointment.

Evaluation of Board Performance

A formal and rigorous Board review is undertaken on an annual basis. This review has been externally facilitated since 2004 and usually takes the form of a questionnaire followed by structured interviews with the Directors and members of the Executive Committee.

The initial results are reported to and discussed by the Board. A detailed action plan is then discussed and agreed by the Board Corporate Governance and Nominations Committee and endorsed by the Board.

The Chairman holds private meetings with each Director to discuss the results and to agree developmental areas relating to their own individual performance. Chairmen of Board Committees are responsible for the evaluation of their Committees.

Feedback on the Chairman’s performance is provided to the Senior Independent Director, who discusses the results privately with the other Non-executive Directors and the Group Chief Executive before meeting with the Chairman.

The Board reports on Board performance and governance in an annual evaluation statement, providing meaningful and high-level information to assist Shareholders’ understanding of the main features of the process and how the issues raised are being addressed.

Board Meetings and Attendance

The Board meets regularly and there are eight scheduled meetings each year, including an annual strategy meeting. When necessary, and circumstances dictate, additional Board meetings are held. All Directors are expected to attend each meeting, unless there are exceptional circumstances that prevent them from doing so. Where Directors are unable to attend meetings, they are encouraged to give the Chairman their views or comments on the matters to be discussed.

The Chairman meets privately with the non-executive Directors before each scheduled Board meeting to discuss any matters they wish to raise.

The Board is collectively responsible for setting its own agenda. In practice, an annual calendar of business is circulated and all Directors have the opportunity to propose further items via the Chairman and Company Secretary.

Independent Advice

Independent professional advice is available, on request, to all Directors at Barclays’ expense.

Induction and Ongoing Training

On appointment to the Board and to Board Committees, all Directors are provided with a bespoke induction program to further their understanding and their knowledge of Barclays, its operations and staff. The initial induction program is supplemented with a program of business visits over a period of 12-18 months. Barclays also offers a program of ongoing professional development for existing Directors.

Board Committees

To assist the Board in carrying out its functions and to ensure there is independent oversight of internal control and risk management, the Board has delegated certain responsibilities to Board Committees, which are comprised of independent Non-executive Directors and, in some cases the Chairman. The Chairman of each Board Committee reports to the Board on the matters discussed at Board Committee meetings. Each Board Committee has agreed terms of reference approved by the Board, which can be found on Barclays’ website.

The main Board Committees are the Board Audit Committee, the Board Remuneration Committee, the Board Enterprise Wide Risk Committee, the Board Financial Risk Committee, the Board Conduct, Reputation and Operational Risk Committee and the Board Corporate Governance and Nominations Committee.

Each Board Committee has access to independent expert advice at Barclays’ expense.

Board Audit Committee

Current Members

The Board Audit Committee is comprised of Non-executive Directors who the Board considers to be independent. The current members are Sir Michael Rake (Chairman), Tim Breedon, Fulvio Conti and Simon Fraser. Sir Michael Rake is designated a financial expert for the purposes of the Sarbanes-Oxley Act, although each member of the Committee has a depth of financial and financial services experience on which to draw.

Role of Board Audit Committee

There are eight scheduled Board Audit Committee meetings per year. When necessary, and circumstances dictate, additional meetings are held. The lead audit partner of the external auditors, PricewaterhouseCoopers LLP, attends each meeting.

Ahead of each Committee meeting the Committee Chairman holds a private meeting with the members of the Committee at which the members discuss any matters they wish to raise at the meeting. The Committee Chairman maintains regular contact with management including the Group Finance Director and Chief Internal Auditor.

The Committee’s responsibilities include:

•	monitoring the integrity of the Group’s financial reporting and satisfying itself that any significant financial judgements are made by management are sound;

•	monitoring the Group’s internal controls, including internal financial controls; and

•	monitoring and reviewing the activities and performance of the internal and external auditor, including monitoring their independence and objectivity.

Board Remuneration Committee

Current Members

The Board Remuneration Committee is comprised of Non-executive Directors who the Board considers to be independent, and the Group Chairman. The current members are Sir John Sunderland (Chairman), David Booth, Tim Breedon, Simon Fraser and Sir David Walker.

Role of Board Remuneration Committee

The Board Remuneration Committee usually meets at least four times a year. When necessary, and circumstances dictate, additional meetings are held.

The Committee is responsible for setting the over-arching objectives, principles and parameters of remuneration policy across the Group. It has specific responsibility for approving remuneration of Executive Directors, members of the Group and business Executive Committees and any other employees with total remuneration of £1 million or more. It considers and approves buy-outs of forfeited rights for new hires of £1 million or more, and packages on termination where the total value is £1 million or more. The Committee also reviews the policy relating to all remuneration schemes including pensions, and considers and approves policies to promote the alignment of the interests of shareholders and employees and is also responsible for the selection and appointment of remuneration consultants.

Board Enterprise Wide Risk Committee

Current Members

The Board Enterprise Wide Risk Committee is comprised of Non-executive Directors who the Board considers to be independent, and the Group Chairman. The current members are Sir David Walker (Chairman), David Booth, Sir Michael Rake and Sir John Sunderland.

Role of Board Enterprise Wide Risk Committee

The Board Enterprise Wide Risk Committee, which was formed in early 2013, plans to meet at least twice a year. When necessary, and circumstances dictate, additional meetings will be held.

The Committee’s principal purpose is to review, on behalf of the Board, the aggregate risk profile of the Group, including performance against risk appetite for all risk types, and ensure both risk profile and risk appetite remain appropriate.

Board Financial Risk Committee

Current Members

The Board Financial Risk Committee is comprised of Non-executive Directors who the Board considers to be independent. The current members are David Booth (Chairman), Tim Breedon, Reuben Jeffery III, Dambisa Moyo and Sir Michael Rake. The Committee individually and collectively has experience in finance and financial risk management.

Role of Board Financial Risk Committee

The Board Financial Risk Committee usually meets at least five times a year. When necessary, and circumstances dictate, additional meetings are held.

The Committee’s principal purpose is to review, on behalf of the Board, management’s recommendations on Financial Risk. Its responsibilities include:

•	considering and recommending to the Board the Group’s risk appetite for financial risk;

•	reviewing, on behalf of the Board, the Group’s risk profile for financial risk; and

•	commissioning, receiving and considering reports on key financial risk issues.

Financial Risk is defined as credit, market, tax and funding (capital and liquidity) risk.

Board Conduct, Reputation and Operational Risk Committee

Current Members

The Board Conduct, Reputation and Operational Risk Committee is comprised of Non-executive Directors who the Board considers to be independent, and the Group Chairman. The current members are Sir David Walker (Chairman), Tim Breedon, Reuben Jeffery III, Dambisa Moyo, Diane de Saint Victor and Sir John Sunderland.

Role of Board Conduct, Reputation and Operational Risk Committee

The Board Conduct, Reputation and Operational Risk Committee, which was formed in early 2013, plans to meet four times a year. When necessary, and circumstances dictate, additional meetings will be held.

The principal purpose of the Committee is to review, on behalf of the Board, management’s recommendations on conduct, reputation and operational risk. The Committee also reviews and monitors the effectiveness of Barclays’ Citizenship strategy, including the management of Barclays’ economic, social and environmental contribution.

Board Corporate Governance and Nominations Committee

Current Members

The Board Corporate Governance and Nominations Committee is comprised of Non-executive Directors who the Board considers to be independent, and the Group Chairman. The current members are Sir David Walker (Chairman), David Booth, Sir Michael Rake and Sir John Sunderland.

Role of Board Corporate Governance and Nominations Committee

The Board Corporate Governance and Nominations Committee usually meets at least three times a year. When necessary, and circumstances dictate, additional meetings are held.

The Committee is responsible for reviewing the composition of the Board and Board Committees to ensure they are properly constituted and balanced in terms of skills, experience and diversity. In addition to this it:

•	recommends to the Board the appointment of new Directors;

•	considers succession plans for the Chairman, Group Chief Executive and other key positions, such as roles on the Executive Committee and other senior roles;

•	monitors corporate governance issues and developments to ensure that Barclays is in line with best practice guidelines; and

•	agrees and monitors the annual Board Effectiveness Review and tracks any actions arising.

Significant Subsidiaries

The Company is the ultimate holding company of the Group, the principal activities of which are financial services, including personal banking, credit cards, corporate and investment banking and wealth and investment management.

The Company has the following significant subsidiaries and subsidiary undertakings (each of which is considered by the Company to be likely to have a significant effect on the assessment of its assets and liabilities, financial position or profits and losses):

Name of subsidiary undertaking	Country of registration or incorporation	% of holding of shares and voting rights	Principal activities
Barclays Bank PLC	England	100	Banking, holding company
Barclays Bank Trust Company Limited	England	100	Banking, asset management and trust services
Barclays Capital Securities Limited	England	100	Securities dealing
Barclays Private Clients International Limited	Isle of Man	100*	Banking
Barclays Securities Japan Limited	Japan	100	Securities dealing
Barclays Africa Group Limited	South Africa	62.3	Banking, holding company
Barclays Bank S.A.U.	Spain	100*	Banking
Barclays Capital Inc.	USA	100	Securities dealing
Barclays Bank Delaware	USA	100	US credit card issuer

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked *.

Employees

The number of staff employed by the Group as at 31 December 2012, 2011 and 2010 (permanent and fixed contract staff worldwide, not including agency staff) is set out below.

	As at 31 December
Full-time equivalent by business	2012	2011	2010
UK RBB	33,000	32,400	33,200
Europe RBB	7,500	8,100	9,100
Africa RBB	40,500	42,700	46,500
Barclaycard	11,100	10,900	10,300
Investment Bank	25,600	24,400	25,100
Corporate Banking	13,000	14,000	14,700
Wealth and Investment Management	8,300	8,500	8,500
Head Office	200	100	100
Total Group permanent and fixed term contract staff worldwide	139,200	141,100	147,500

The geographical breakdown of staff employed by the Group as at 31 December 2012 (permanent and fixed contract staff worldwide, not including agency staff) is set out below.

Full-time equivalent by world region	As at 31 December 2012
UK	55,300
Africa and Middle East	45,200
Continental Europe	11,100
Americas	11,100
Asia Pacific	16,500

139,200

As at 30 June 2013, Barclays employed approximately 139,900 persons (excluding Directors).

The figures in the tables above are approximate. They include fixed term contractors, but exclude temporary and agency employees. As at June 30, 2013, the Group estimated that it employed some 10,500 temporary and agency employees. They are not included in the above figures.

Property

As at 30 June 2013, the Group occupied 4,653 properties globally. Of these, 592 were held as freeholds, 45 as long-term leaseholds, 3,986 as short-term leaseholds and 30 as mixed tenure. The majority of these properties are retail branches, mainly distributed throughout UK, Africa and Western Europe. Other buildings include the Group’s head office at 1 Churchill Place, London E14 5HP, United Kingdom, Barclays’ Investment Bank office at 745 7th Avenue, New York, USA and customer service and support properties located to suit business needs, but clustered largely in London, Johannesburg, New York, Pretoria and Singapore. In addition, there are 263 properties which are either sub-let or vacant.

The material properties owned or leased by the Group are as follows:

Location	Description and Tenure	Use	Building/site use area (square metres)
1 Churchill Place, London E14 5HP	Leasehold (expiring in 2034)	Head Office	1,039,907
745 7th Avenue, New York, USA	Freehold(1)	Barclays’ Investment Bank Office	1,049,811

(1)	745 7th Avenue, New York is a freehold building subject to a ground lease which expires on 30 November 2097. The landowner of 745 5th Avenue has the right to exercise an option between 1 December 2027 and 1 June 2028, the effect of which is that the building at 745 7th Avenue and the land will both be contributed to a joint venture between the Group and the landowner in which each will participate equally. If the option is exercised, the Group has the option to enter into a space lease of the building from the joint venture, which would last up to a maximum period of 25 years from the option effective date of 1 January 2032.

Directors and Senior Managers of Barclays

Directors and Prospective Directors

The Company’s Directors are:

Name	Age	Position	Date appointed to Board	Date of expiry of current office
Sir David Walker	73	Chairman	1 September 2012	N/A
Antony Jenkins	52	Group Chief Executive	30 August 2012	N/A
Sir Michael Rake	65	Deputy Chairman and Senior Independent Director	1 January 2008	1 January 2014
David Booth	59	Non-executive Director	1 May 2007	1 May 2016
Tim Breedon CBE	55	Non-executive Director	1 November 2012	1 November 2018
Fulvio Conti	65	Non-executive Director	1 April 2006	1 April 2015
Simon Fraser	54	Non-executive Director	10 March 2009	10 March 2015
Reuben Jeffery III	60	Non-executive Director	16 July 2009	16 July 2015
Dambisa Moyo	44	Non-executive Director	1 May 2010	1 May 2016
Frits van Paasschen	52	Non-executive Director	1 August 2013	1 August 2019
Diane de Saint Victor	58	Non-executive Director	1 March 2013	1 March 2019
Sir John Sunderland	68	Non-executive Director	1 June 2005	1 June 2014

The business address of each of the Directors is 1 Churchill Place, London E14 5HP, United Kingdom.

In addition to the Directors set out above, the following Prospective Directors are expected to join the Board:

Name	Age	Position	Expected effective date of appointment to Board	Expected date of expiry of office
Mike Ashley	58	Non-executive Director	18 September 2013	18 September 2019
Tushar Morzaria	44	Group Finance Director	15 October 2013	N/A

The management expertise and experience of each of the Directors and Prospective Directors is set out below:

Sir David Walker, Chairman

Sir David joined the Board as a Non-executive Director on 1 September 2012 and became Chairman on 1 November 2012.

Sir David began his career in 1961 with Her Majesty’s Treasury, where, with a period on secondment to the International Monetary Fund in Washington (1969-1973), he served until 1977. From 1977-1993, Sir David held several key positions at the Bank of England where, in 1981, he became one of four executive directors. From 1988-1992 he was Chairman of the Securities & Investment Board and, ex officio, a nominated member of the Council of Lloyd’s over the same period. He was a non-executive member of the Court of the Bank of England from 1988-1993. Sir David was a non-executive board member of the former CEGB and subsequently of National Power plc between 1984 and 1994. He was formerly Chairman of Reuters Venture Capital, Vice-Chairman of the Legal and General Group and was Chairman of the London Investment Bankers’ Association for four years until June 2004. Sir David joined Morgan Stanley in 1994, where he was Chairman and CEO of Morgan Stanley International, and subsequently Chairman. At the end of 2005, he retired as Chairman but remained a Senior Advisor to Morgan Stanley International until the end of August 2012.

Sir David has been a member of the Group of Thirty since 1993. He is a trustee of the Group of Thirty and was Treasurer from 1997-2004. He is also a trustee of the Cicely Saunders Foundation and was Chairman of the Business Leaders’ Group of the East End charity Community Links from 1995-2011.

Since 2007, Sir David has completed two reports and made recommendations in respect of the private equity industry and corporate governance at financial institutions. He also co-led the independent review of the report that the FSA produced into the failure of Royal Bank of Scotland plc and was a member of the four-person committee chaired by Lord Woolf (former Lord Chief Justice) into ethical business conduct in BAE Systems plc, which reported in May 2008.

Sir David is Chairman of the Board Corporate Governance and Nominations Committee, the Board Conduct, Reputation and Operational Risk Committee and the Board Enterprise Wide Risk Committee and a member of the Board Remuneration Committee.

Antony Jenkins, Group Chief Executive

Antony was appointed Group Chief Executive on 30 August 2012, having previously been Chief Executive of Barclays’ Retail and Business Banking business since November 2009.

Antony started his career at Barclays in 1983; where he completed the Barclays Management Development Program before going on to hold various roles in retail and corporate banking. He moved to Citigroup in 1989, working in both London and New York. In January 2006, he rejoined Barclays as Chief Executive of Barclaycard. He joined the Group Executive Committee in November 2009.

Antony has been a member of the Board of Directors of the Institute of International Finance since February 2013. Between February 2009 and February 2013, Antony represented Barclays as a non-executive director on the board of Absa. He was also on the Board of Visa Europe Ltd between October 2008 and December 2011.

Antony is Chairman of the Group Executive Committee.

Sir Michael Rake, Deputy Chairman and Senior Independent Director

Sir Michael joined the Board in January 2008 as a Non-executive Director and was appointed Senior Independent Director in October 2011 and Deputy Chairman in July 2012. Sir Michael spent over 30 years with KPMG, where he was Senior Partner of the UK firm from 1998-2000 and Chairman of KPMG International from 2002-2007.

Sir Michael has been Chairman of BT Group plc since 2007 and a director of McGraw-Hill Financial, Inc. since 2007. He became President of the Confederation of British Industry (the “CBI”) in June 2013. Sir Michael was Chairman of the UK Commission for Employment and Skills (2007-2010); director of the Financial Reporting Council (2007-2011); Chairman of the UK Commission for Employment and Skills (2007-2010); Chairman of Business in the Community (2004-2007); and Chairman of easyJet Plc (2010-2013).

Sir Michael is Chairman of the Board Audit Committee and a member of the Board Financial Risk Committee, the Board Corporate Governance and Nominations Committee and the Board Enterprise Wide Risk Committee.

David Booth, Non-executive Director

David joined the Board in May 2007 as a Non-executive Director. David was previously employed by Morgan Stanley & Co from 1982-1992, and again from 1995-1997, where he held various key positions, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology. Having retired from the Management Committee of Morgan Stanley & Co in 1997, David now manages his own venture capital investments. He is President of East Ferry Investors, Inc.

David is Chairman of the Board Financial Risk Committee and a member of the Board Corporate Governance and Nominations Committee, the Board Remuneration Committee and the Board Enterprise Wide Risk Committee.

Tim Breedon CBE, Non-executive Director

Tim was appointed to the Board as a Non-executive Director with effect from 1 November 2012. Tim was Group Chief Executive of Legal & General Group plc (“L&G”) until June 2012. Tim joined L&G in 1987, holding a number of roles before joining the board as Group Director (Investments) in 2002 and becoming Group Chief Executive in 2006. He remained an adviser to L&G, primarily with responsibilities in connection with Solvency II, until 31 December 2012.

Tim served as Chairman of the Association of British Insurers between July 2010 and July 2012, having been a director since 2007. He was also Chairman of the UK Government’s non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK, reporting its conclusions and recommendations in March 2012. Tim was a director of the Financial Reporting Council from 2004-2007. He also served as a director on the board of the Investment Management Association between 2004 and 2005. He was appointed as a non-executive director at the Ministry of Justice in December 2012.

Tim is a member of the Board Financial Risk Committee, the Board Remuneration Committee, the Board Conduct, Reputation and Operational Risk Committee and the Board Audit Committee.

Fulvio Conti, Non-executive Director

Fulvio joined the Board in April 2006 as a Non-executive Director.

Fulvio is currently CEO and General Manager of Enel SpA, the Italian energy company, where he was previously Chief Financial Officer from 1999-2005. During his career, Fulvio held the role of General Manager and Chief Financial Officer of Telecom Italia SpA from 1996-1998 and CFO for various private and government owned entities in Italy, was in charge of finance at Montedison-Compart and was CFO of Montecatini. He has also held positions in finance and operations in various affiliates of Mobil Oil Corporation in Italy and Europe, where he spent his initial career spanning over 20 years. Fulvio has been a director of ENDESA SA since June 2009; director of AON PLC since January 2008; director of the Italian Institute of Technology since October 2011; President of Eurelectric since June 2011; independent director of RCS MediaGroup S.p.A. since April 2012 and Vice President of Confindustria since June 2012.

Fulvio is a member of the Board Audit Committee.

Simon Fraser, Non-executive Director

Simon joined the Board in March 2009 as a Non-executive Director. Simon started his career at Fidelity International where he spent 27 years. During this time Simon was President of the Investment Solutions Group and President of the Retirement Institute. He held a number of other positions during his career at Fidelity International, including President, European & UK Institutional Business, Global Chief Investment Officer, Chief Investment Officer for Asia Pacific and Chief Investment Officer of the European Investment Group.

Simon remains a director of Fidelity European Values PLC (appointed in 2002) and Fidelity Japanese Values PLC (appointed in 2000). He is Chairman of Foreign and Colonial Investment Trust PLC and Chairman of the Merchants Trust PLC (appointed to both in 2010). He is also a non-executive director of Ashmore Group Plc (appointed in 2011).

Simon is a member of the Board Audit Committee and the Board Remuneration Committee.

Reuben Jeffery III, Non-executive Director

Reuben joined the Board in July 2009 as a Non-executive Director. He has been CEO of Rockefeller & Co Inc. since 2010. He previously served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs (2007-2009); as Chairman of the Commodity Futures Trading Commission (2005-2007); and as a special assistant to the President on the staff of the National Security Council (2004-2005). Previous to his government service, Reuben spent eighteen years at Goldman, Sachs & Co. (1983-2001) where he was Managing Partner of Goldman Sachs in Paris (1997-2001) and led the firm’s European Financial Institutions Group in London (1992-1997). Prior to joining Goldman Sachs, Reuben was a corporate attorney with Davis Polk & Wardwell.

Reuben is a member of the International Advisory Council of the China Securities Regulatory Commission; member of the Advisory Board of Towerbrook Capital Partners LP; and member of the Board of Directors of the Financial Services Volunteer Corps.

Reuben is a member of the Board Financial Risk Committee and the Board Conduct, Reputation and Operational Risk Committee.

Dambisa Moyo, Non-executive Director

Dambisa joined the Board in May 2010 as a Non-executive Director. She is an international economist and commentator on the global economy, with a background in financial services. Dambisa worked for the World Bank from 1993-1995. After completing a PhD in Economics, she worked for Goldman Sachs for eight years until November 2008 in the debt capital markets, hedge funds coverage and global macroeconomics teams.

Dambisa is a non-executive director on the boards of SABMiller PLC and Barrick Gold Corporation. She was a non-executive director of Lundin Petroleum AB (publ) until May 2012.

Dambisa is a member of the Board Financial Risk Committee and the Board Conduct, Reputation and Operational Risk Committee.

Frits van Paasschen

Frits van Paasschen was appointed to the Board as a Non-executive Director with effect from 1 August 2013.

Frits has served as a non-executive director for two NYSE listed companies, Jones Apparel Group, Inc. and Oakley, Inc. He is currently CEO and President of Starwood Hotels and Resorts Worldwide, Inc., one of the world’s largest hotel companies. Between 2005 and 2007, Frits served as the CEO and President of Coors Brewing Company. Prior to this, he held various senior management positions with Nike, Inc. between 1997 and 2004.

Frits was Vice President, Finance and Planning for Disney Consumer Products between 1995 and 1997. Earlier in his career, he was a consultant at Boston Consulting Group and McKinsey & Company.

Diane de Saint Victor, Non-executive Director

Diane was appointed as a Non-executive Director with effect from 1 March 2013. She is currently General Counsel and Company Secretary and a member of the Group Executive Committee of ABB Limited, the publicly listed international power and automation technologies company based in Switzerland, where her responsibilities include Head of Legal and Integrity Group. She was formerly Senior Vice President and General Counsel of EADS, the European aerospace and defence company.

Diane is a member of the Board Conduct, Reputation and Operational Risk Committee.

Sir John Sunderland, Non-executive Director

Sir John joined the Board as a Non-executive Director in June 2005. Sir John spent forty years with Cadbury Schweppes PLC, where he became Chief Executive in 1996 and Chairman in 2003. He has also held a number of similar positions in trade and professional bodies, including the Chartered Management Institute.

Sir John has been Chairman of Merlin Entertainments Group Limited since 2009; Adviser to CVC Capital Partners; Association Member of BUPA; Governor of Reading University Council; Chancellor of Aston University; and a non-executive director of AFC Energy plc. He was director of the Financial Reporting Council (2004-2011); Deputy President of the Chartered Management Institute until 2009 (President 2007-2008) and Deputy President of the CBI until 2008 (former member and President).

Sir John is Chairman of the Board Remuneration Committee and is a member of the Board Corporate Governance and Nominations Committee, the Board Conduct, Reputation and Operational Risk Committee and the Board Enterprise Wide Risk Committee.

Mike Ashley, Prospective Non-executive Director

Mike Ashley will join the Board as a Non-executive Director with effect from 18 September 2013. He was formerly Head of Quality and Risk Management for KPMG Europe LLP (“ELLP”), which forms part of the KPMG global network, where his responsibilities included the management of professional risks and quality control. He was a member of the ELLP Board and was also KPMG UK’s designated Ethics Partner.

Mike has over 20 years’ experience as an audit partner, during which he was the lead audit partner for several large financial services groups – most recently HSBC Holdings and Standard Chartered PLC – and also for the Bank of England. He is a member of the Institute of Chartered Accountants in England and Wales’ Ethics Standards Committee, a member of HM Treasury’s Audit Committee and Vice Chair of the European Financial Reporting Advisory Group’s Technical Expert Group.

Mike will be a member of the Board Audit Committee and the Board Financial Risk Committee also with effect from 18 September 2013.

Tushar Morzaria, Prospective Group Finance Director

In July 2013, Barclays announced the appointment of Tushar Morzaria as Group Finance Director. Tushar will join the Barclays Board on 15 October 2013. Tushar was formerly Chief Financial Officer, Corporate and Investment Banking at JP Morgan Chase, where he spent the majority of his career. A qualified chartered accountant, he has previously also held roles in the finance functions of Credit Suisse and SG Warburg.

Tushar will be a member of the Group Executive Committee with effect from 15 October 2013.

Senior Managers

In addition to the executive management on the Board of the Company, the following senior managers are considered relevant to establishing that the Company has the appropriate expertise and experience for the management of its business:

Name	Age	Position
Eric Bommensath	49	Co-Chief Executive, Corporate and Investment Banking
Peter Estlin	52	Group Financial Controller and Acting Chief Financial Officer
Mark Harding	56	Group General Counsel
Shaygan Kheradpir	52	Chief Operations and Technology Officer
Tom King	52	Co-Chief Executive, Corporate and Investment Banking
Robert Le Blanc	56	Chief Risk Officer

Irene McDermott Brown	53	Group Human Resources Director
Skip McGee	54	Chief Executive, Americas
Maria Ramos	54	Chief Executive, Barclays Africa Group Limited
Sir Hector Sants	57	Head of Compliance and Government and Regulatory Relations
Valerie Soranno Keating	49	CEO, Barclaycard
Ashok Vaswani	52	CEO, Retail and Business Banking

The business address of each of the Senior Managers is 1 Churchill Place, London E14 5HP, United Kingdom, with the exception of Tom King and Skip McGee, whose business address is 745 Seventh Avenue, New York, NY 10019, United States of America, and Maria Ramos, whose business address is Barclays Towers West, 15 Troye Street, Johannesburg 2001, South Africa.

The management expertise and experience of each of the Senior Managers is set out below:

Eric Bommensath, Co-Chief Executive of Corporate and Investment Banking

Eric joined Barclays in London in 1997 as Head of Derivatives, Europe. He was appointed Head of Fixed Income in 2002. Between 2006 and August 2010 he was based in New York and held the additional position of Head of Trading, Americas. He relocated back to London in September 2010 as Head of FICC, responsible for the Fixed Income, Foreign Exchange, Commodities, Emerging Markets and Prime Services trading businesses globally. He also had responsibility for all trading in the EMEA region. In October 2012, he was appointed Head of Markets, responsible for trading and sales across all asset classes. Eric was appointed Co-Chief Executive of Corporate and Investment Banking on 1 May 2013, while maintaining his Markets responsibilities. He joined the Group Executive Committee at the same time.

Prior to joining Barclays, Eric spent eight years at Bankers Trust in London, Tokyo and Paris, and was appointed a managing director in 1995.

Peter Estlin, Group Financial Controller and Acting Chief Financial Officer

Peter is Group Financial Controller and a Co-head of Finance for Barclays, overseeing the Finance function globally. He is also responsible for the Business Portfolio Review for the Group. Peter is Acting Chief Financial Officer until 15 October 2013, when Tushar Morzaria joins the Board as Group Finance Director.

Peter joined Barclays in October 2008 as Group Financial Controller. He also served as CFO for the Retail and Business Banking division for 3 years. Prior to joining Barclays, Peter held a number of senior finance and management positions in the US, Asia and UK, including CFO for Citigroup’s Banking division, CFO of Citigroup’s Investment Bank based in New York, CAO of Salomon Smith Barney, Asia Pacific, based in Hong Kong and Partner, Coopers & Lybrand in London, where he was responsible for operational risk management services, focusing on clients in the financial services sector.

Peter’s non-executive appointments include Chairman of Bridewell Royal Hospital and a Governor of King Edward’s School, Witley. He chairs British Airways Advisory Board, is on the Court of Worshipful Company of International Bankers, where he chairs the finance committee, is a Court Assistant of the Worshipful Company of Chartered Accountants and a Freeman of the City of London and the Company of Educators. He is a Fellow of ICAEW.

Mark Harding, Group General Counsel

Mark joined Barclays as Group General Counsel in 2003 and is responsible for legal issues throughout Barclays. Previously, Mark was a Partner in the international law firm, Clifford Chance, where his practice spanned bank finance, capital markets and financial services regulation. He also spent four years at UBS, principally as General Counsel of its investment bank. Mark is past Chairman of the General Counsel 100 Group and of the Board of the International Swaps and Derivatives Association and is a Governor of the Legal Education Foundation. Mark has announced that he has decided to retire from the Company and has agreed to remain in his role to provide an appropriate handover to his successor, Bob Hoyt, who will joint the Group in mid-October 2013 and will take up the position of Group General Counsel in early November 2013. Mark has been a member of the Group Executive Committee since November 2009.

Shaygan Kheradpir, Chief Operations and Technology Officer

Shaygan Kheradpir, Ph.D., is Barclays’ Chief Operations and Technology Officer. He joined Barclays in January 2011 and is responsible for the technology and operations across Barclays.

From January 2007 to December 2010, Shaygan served as the Executive Vice President and Chief Information & Technical Officer for Verizon Communications where he was responsible for the technology initiatives of all Verizon’s business units. Prior to this position, Shaygan was Senior Vice President and Chief Information Officer for Verizon Telecom, with oversight of all information technology initiatives for the company’s wireline communications unit.

Shaygan began his communications career with GTE in 1987, where in 1994, he became Vice President of GTE Labs.

Shaygan was a member of the National Institute of Standards & Technology VCAT (Visiting Committee on Advanced Technology), was named to the CIO magazine’s Hall of Fame, was an adjunct professor of electrical engineering at Northeastern University, and holds several patents.

Shaygan has been a member of the Group Executive Committee since March 2013.

Tom King, Co-Chief Executive of Corporate and Investment Banking

Tom joined Barclays in December 2009 as Head of Investment Banking Division (“IBD”), EMEA, and Co-Head of Global Corporate Finance. In April 2012, he assumed additional responsibility for jointly overseeing the newly combined Corporate Finance/M&A team. He was appointed Deputy Head of IBD in October 2012, and became Head of IBD in March 2013. Tom was appointed Co-Chief Executive of Corporate and Investment Banking on 1 May 2013 and joined the Group Executive Committee, in addition to his Investment Banking responsibilities.

Previously, Tom was at Citigroup where he was most recently Head of Banking for EMEA. Tom joined Salomon Brothers in 1989 and moved to London in 1999 when he was appointed Global Head of Mergers & Acquisitions. He was named Head of EMEA Investment Banking in 2005, and Head of the combined Corporate and Investment Banking business in 2008.

Robert Le Blanc, Chief Risk Officer

Robert joined Barclays in 2002 as Head of Risk Management at Barclays Capital, and has been the Chief Risk Officer for the Group since 2004. Prior to joining Barclays, Robert spent most of his career at JP Morgan in the capital markets, fixed income, emerging market and credit and risk management areas in New York and London. Robert is a non-executive director of Barclays Africa Group Limited (formerly Absa), which is majority owned by Barclays.

Robert has been a member of the Group Executive Committee since November 2009.

Irene McDermott Brown, Group Human Resources Director

Irene is Barclays’ Group Human Resources Director. After six years with BP, she joined Barclays in 2011 as HR Director for the Functions, becoming Barclays’ Interim Group Human Resources Director in October 2012 before being formally appointed to the role in July 2013, when she also joined the Group Executive Committee.

Prior to BP, Irene held senior roles at Cable & Wireless and Barclays Private Clients, as well as leading her own consultancy business.

Skip McGee, Chief Executive, Americas

Skip joined Barclays in September 2008 as Head of Global Investment Banking Division (“Global IBD”). He assumed additional responsibility as Chief Executive of Corporate and Investment Banking, Americas in October 2012, and became Chairman of Global IBD in March 2013. He assumed his current role in May 2013, when he also joined the Group Executive Committee.

Prior to Barclays, Skip spent 16 years at Lehman Brothers where he served as Head of Global IBD at Lehman Brothers, a position he held since 2002. He served as a member of Lehman Brothers’ Executive Committee and Chairman of the IBD Executive Committee having also been Head of Lehman Brothers’ Global Natural Resources and Power Investment Banking groups, and a member of the Operating Committee of Investment Banking.

Skip sits on the Advisory Council for the Bendheim Center for Finance at Princeton University and on the Advisory Council for the Red McCombs School of Business at the University of Texas.

Maria Ramos, Chief Executive Officer, Barclays Africa Group Limited

Maria Ramos is the Chief Executive Officer of Barclays Africa Group Limited (formerly Absa), which is majority owned by Barclays. Prior to joining Absa on 1 March 2009, she was the Group Chief Executive of Transnet Limited, the state-owned South African freight transport and logistics service provider. This was after a term as Director-General of the National Treasury of South Africa (formerly the Department of Finance). She currently serves on the executive committees of the World Economic Forum’s International Business Council, Business Leadership South Africa and the Banking Association of South Africa.

Maria joined the Group Executive Committee in November 2009.

Sir Hector Sants, Head of Compliance and Government and Regulatory Relations

Sir Hector joined Barclays in January 2013 as Head of Compliance and Government and Regulatory Relations. Prior to that Sir Hector was the Chief Executive of the FSA from July 2007 until July 2012. He was also Deputy Governor Designate of the Bank of England and CEO designate of the PRA between June 2010 and July 2012. During this period he served as a member of the interim Financial Policy Committee of the Bank of England. He joined the FSA in May 2004 as a managing director, prior to which he was Chief Executive Officer of Europe, Middle East and Africa at Credit Suisse First Boston. Sir Hector is also Chair of the Said Business School at Oxford University, a role he was appointed to in 2010.

Sir Hector has been a member of the Group Executive Committee since January 2013.

Valerie Soranno Keating, CEO, Barclaycard

Valerie is the CEO of Barclaycard. She joined Barclaycard in June 2009 after a 16 year career at American Express, where she was a member of the Global Management team and held a variety of senior executive positions.

Prior to American Express, Valerie spent eight years as a management consultant with A.T. Kearney. Valerie is a member of the Board of Visa Europe, chairs the Barclays Global Payment Council and is Chairman of the board of Barclays Bank Delaware.

Valerie has been a member of the Group Executive Committee since October 2012.

Ashok Vaswani, CEO, Retail and Business Banking

Ashok is responsible for retail and business products and services. Ashok joined Barclays in 2010, managing the credit card business across the UK, Europe and the Nordics, becoming Chairman of Entercard. He went on to manage Barclays in Africa and his most recent role is CEO for Retail and Business Banking, covering Europe, Africa and the United Kingdom. Prior to Barclays, Ashok was a Partner at Brysam Global Partners, a New York City based private equity firm focused on building retail financial service businesses in emerging markets. Ashok spent 20 years with Citigroup working in Asia, Middle East, Central Asia, Europe and North America, his last position being CEO of the Global Consumer Bank in Asia Pacific. Ashok is on the advisory board of S. P. Jain Institute of Management and has served on the advisory board of Insead Singapore and Visa Asia Pacific. He is founder director of Lend-a-Hand, a non-profit organisation focused on economic development in India. Ashok represents Barclays as a non-executive director on the board of Barclays Africa Group Limited (formerly Absa), having been appointed in February 2013. Ashok has been a member of the Group Executive Committee since October 2012.

Other Directorships

Set out below are the directorships and partnerships held by the Directors, Prospective Directors and Senior Managers (other than, where applicable, directorships held in the Company and other members of the Group), within the past five years.

Directors

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Sir David Walker . . . . .	Consultative Group on International Economic and Monetary Affairs, Inc. (Group of Thirty) Cicely Saunders International	National Bank of Kuwait RVC Holdings Limited RVC Europe Limited Sofius Capital Limited Sofius Property Limited Sofius Investments 1 Limited Sofius Investments 2 Legal & General Group plc

Antony Jenkins . . . . . . .	The Institute of International Finance	VISA Europe Limited VISA Europe Services Inc Motability Operations Group plc

Sir Michael Rake . . . . .	Advisory Council for Business for New Europe Wellington College Majid Al Futtaim Group Interests (Chairman) BT Group plc (Chairman) McGraw-Hill Financial, Inc.	Guards Polo Club Holdings Limited The Financial Reporting Council Limited UK Commission for Employment and Skills easyJet Plc (Chairman)

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships

Guidelines Monitoring Committee – BVCA (Chairman)

British Argentine Chamber of Commerce

Henley Festival Limited

Diamond Jubilee Pageant (Rights) Limited

MDVR Services Limited

Oxford University Centre for Corporate Reputation (advisory Board member)

Royal National Institute of Blind People (RNIB) (Vice President)

CBI (President)

The Prince of Wales’s Charitable Foundation

The Wellington Academy Trust

David Booth . . . . . . . . .	East Ferry Investors, Inc.	—

Tim Breedon . . . . . . . . .	Ministry of Justice Departmental Board

Legal & General Group plc

Legal & General UK Select Investment Trust PLC

Legal & General Investment Management (Holdings) Limited

Legal & General Partnership Holdings Limited

Legal & General Middle East Limited

Legal & General Assurance Society Limited

The Association of British Insurers (Chairman)

Fulvio Conti . . . . . . . . .	Enel SpA AON plc Confindustria (Vice President) Endesa SA Eurelectric aisbl (Honorary President) Italian Institute of Technology RCS MediaGroup S.p.A	—

Simon Fraser . . . . . . . . .

International Partners Limited

12 Redcliffe Square Management Limited (Chairman)

Triptych SA

H.Lunden Holding AB

Fidelity Japanese Values PLC

Fidelity European Values PLC

The Merchants Trust PLC

Foreign and Colonial Investment Trust PLC (Chairman)

The Merchants Trust PLC (Chairman)

St Andrew’s University’s 600th Anniversary Campaign Board

Ashmore Group plc

FIL Investment Management Limited FIL Life Insurance Limited

Reuben Jeffrey III . . . . .

Financial Services Volunteer Corps

International Advisory Council (IAC) of the China

Securities Regulatory Commission (CSRC) (Advisory Board member)

J Rothschild Capital Management Limited
Rockefeller & Co., Inc.

Rockefeller Financial Services, Inc.

TowerBrook Capital Partners LP (Advisory Board member)

Transatlantic Holdings Inc. TASC Inc. (Advisory Board member)

Dambisa Moyo . . . . . . .	SABMiller PLC Mobile Payment Solutions Ltd Zimba Ltd Barrick Gold Corporation Mildstorm Ltd.	Zimba Capital Partners LLP Zimba Capital Partners Ltd Lundin Petroleum AB (publ) Moyo (Holdings) LLP

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships

Frits van Paasschen	Starwood Hotels and Resorts Worldwide Inc	—

Diane de Saint Victor	ABB Asea Brown Boveri Ltd Power-One, Inc.	Thomas & Betts Corporation Baldor Electric Company Brock Acquisition Corporation Edison Acquisition Corporation Verdi Acquisition Corporation

Sir John Sunderland	CVC Capital Partners Peninsula Heights Freehold Limited Peninsula Heights Management Company Limited John Sunderland Associates Ltd Merlin Entertainments Group Limited AFC Energy plc	The Financial Reporting Council Limited Chartered Management Institute Camelot Entertainments plc

Prospective Directors

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Mike Ashley . . . . . . . . .	—	KPMG LLP KPMG Europe LLP KPMG Audit PLC KPMG Europe Cooperatie UA KPMG Europe BV KPMG United Kingdom PLC KPMG USCMG Ltd.

Tushar Morzaria . . . . . .	—

J.P. Morgan Broker-dealer Holdings Inc

J.P. Morgan International Inc

Bank One International Holdings Corporation

J.P. Morgan International Finance Ltd

J.P. Morgan Overseas Capital Corporation

J.P. Morgan Chase Finance Limited

J.P. Morgan Securities plc

J.P. Morgan Bank Dublin plc

Bear Stearns International Trading Limited

BSG Insurance Holdings Limited

J.P. Morgan Markets Limited

Rooftop Mortgages Limited

Contingency Insurance Company

Limited (The)

Malvern Insurance Company

Limited

Minster Insurance Company Limited

Minster Management Services Limited

J.P. Morgan Pension Trustees Limited

Progress Insurance Company Limtied

The Bear Stearns Companies LLC (Manager)

Euvis S.p.A.

Senior Managers

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Eric Bommensath . . . . .	—	—

Peter Estlin . . . . . . . . . .	Bridewell Royal Hospital (Chairman and Trustee) British Airways Advisory Board KES Enterprise Limited	—

Mark Harding . . . . . . . .	London City Mission The Legal Education Foundation (Governor)	—

Tom King . . . . . . . . . . .	—

Shaygan Kheradpir . . . .	Cornell University Engineering Advisory Committee	YMCA Greater New York Verizon Data Services Inc US National Institute of Standards and Technology—Visiting Committee on Advanced Technology Radiospire Networks Inc

Robert Le Blanc . . . . . .	Woodview Management Limited Shore Lane LLC (Manager)	—

Irene McDermott Brown. . . . . . . . . . . . .	—	—

Skip McGee . . . . . . . . .	University Cottage Club (Member of Board of Governors) Bendheim Center for Finance Princeton University (Advisor)	—

Maria Ramos . . . . . . . .	Compagnie Financière Richemont SA	Transnet Limited Remgro Limited Sanlam Limited SAB Miller PLC

Sir Hector Sants . . . . . .	Said Business School (Chairman) British Bankers’ Association	The Financial Services Authority (Chief Executive)

Valerie Soranno Keating . . . . . . . . . . . . .	Visa Europe Limited	—

Ashok Vaswani . . . . . .	Lend-a-Hand India Inc (Advisory Board)	Insead School of Management Singapore
	S.P. Jain Institute of Management (Advisory Board)	Visa International (Asia-Pacific) Ltd Visa UK Limited Brysam Global Partners LLC The UK Cards Association Limited

Except as disclosed below, within the period of five years preceding the date of this document none of the Directors, Prospective Directors or Senior Managers:

•	has any convictions in relation to fraudulent offences;

•	has been a director or senior manager (who is relevant to establishing that a company has the appropriate expertise and experience for the management of that company) of any company at the time of any bankruptcy, receivership or liquidation of such company; or

•	has received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

In respect of the second bullet above:

(i)	Skip McGee was head of Investment Banking of Lehman Brothers when it filed for bankruptcy protection in September 2008;

(ii)	Dambisa Moyo was a designated member or director of Zimba Partners LLP, Zimba Capital Partners Ltd and Moyo (Holdings) LLP when they were each dissolved (following a voluntary strike-off). To the best of Dambisa Moyo’s knowledge, none of these entities were either insolvent or owed any amounts to creditors at the time of their dissolution.

(iii)	Tim Breedon was a director of Legal & General UK Select Investment Trust PLC when it was dissolved (following a voluntary members’ liquidation). To the best of Tim Breedon’s knowledge, Legal & General UK Select Investment Trust PLC was neither insolvent nor owed any amounts to creditors at the time of its dissolution.

(iv)	Mike Ashley was a director of KPMG USCMG Ltd when it was dissolved (following a solvent members’ voluntary liquidation). To the best of Mike Ashley’s knowledge, KPMG USCMG Ltd was neither insolvent nor owed any amounts to creditors at the time of its dissolution; and

(v)	Sir David Walker was a director of RVC Europe Limited, Sofius Capital Limited, Sofius Property Limited and Sofius Investments 2 when they were each dissolved (following either a solvent members’ voluntary liquidation or a voluntary strike off). To the best of Sir David Walker’s knowledge, none of these companies were either insolvent or owed any amounts to creditors at the time of their dissolution.

None of the Directors, Prospective Directors or Senior Managers has any potential conflicts of interests between their duties to the Company and their private interests or other duties.

Directors’ Prospective Directors’ and Senior Managers’ shareholdings

The interests (all of which are beneficial unless stated otherwise) of the Directors, Prospective Directors and Senior Managers and their immediate families in the share capital of the Company (including any interests held through Sharepurchase and the GSP nominee):

•	which have or will be required to be notified to the Company pursuant to the Disclosure and Transparency Rules; or

•	being interests of a person connected (within the meaning of the Disclosure and Transparency Rules) with a Director, Prospective Director or Senior Manager which would, if such connected person were a Director, Prospective Director or Senior Manager, be required to be disclosed under (a) above and the existence of which was known to or could, with reasonable diligence, be ascertained by the Director, Prospective Director or Senior Manager,

were as at 13 September 2013 (being the latest practicable date prior to publication of this document), and are expected to be immediately following the Rights Issue, as follows:

	Number of Ordinary Shares as at 13 September 2013	% of Ordinary Shares as at 13 September 2013	Number of Ordinary Shares following the Rights Issue(1)	% of Ordinary Shares following the Rights Issue
Directors
Sir David Walker	92,014	0.0007%	115,017	0.0007%
Antony Jenkins(2)	2,452,338	0.0190%	3,065,422	0.0190%
Sir Michael Rake	48,445	0.0004%	60,556	0.0004%
David Booth	97,849	0.0008%	122,311	0.0008%
Tim Breedon	5,343	0.0000%	6,678	0.0000%
Fulvio Conti	64,668	0.0005%	80,835	0.0005%
Simon Fraser	93,395	0.0007%	116,743	0.0007%
Reuben Jeffery III(3)	132,660	0.0010%	165,825	0.0010%
Dambisa Moyo	22,251	0.0002%	27,813	0.0002%
Frits van Paasschen(4)	2,000	0.0000%	2,500	0.0000%
Diane de Saint Victor	3,950	0.0000%	4,937	0.0000%
Sir John Sunderland	101,598	0.0008%	126,997	0.0008%
Prospective Directors
Mike Ashley	—	—	—	—
Tushar Morzaria	—	—	—	—
Senior Managers
Eric Bommensath	—	—	—	—
Peter Estlin	55,545	0.0004%	69,431	0.0004%
Mark Harding	47,743	0.0004%	59,678	0.0004%
Tom King	—	—	—	—
Shaygan Kheradpir	179,305	0.0014%	224,131	0.0014%
Robert Le Blanc(2)	529,497	0.0041%	661,871	0.0041%
Irene McDermott Brown	—	—	—	—
Skip McGee(5)	1,406,465	0.0109%	1,758,081	0.0109%
Maria Ramos	—	—	—	—
Sir Hector Sants	723	0.0000%	903	0.0000%
Valerie Soranno Keating	142,070	0.0011%	177,587	0.0011%
Ashok Vaswani	42,199	0.0003%	52,748	0.0003%

(1)	Assumes that each Director and Senior Manager takes up their full entitlement to their rights in New Ordinary Shares pursuant to the Rights Issue.
(2)	In addition to their respective shareholdings in the Company, Antony Jenkins and Robert Le Blanc each hold 1,000 shares in Barclays Africa Group Limited.
(3)	Reuben Jeffery III holds 100,348 of his shares in the form of ADSs.
(4)	Frits van Paasschen holds his shares in the form of ADSs.
(5)	Skip McGee holds 6,858 of his shares in the form of ADSs.

As at 13 September 2013 (being the latest practicable date prior to publication of this document), the Directors and Prospective Directors held options and awards to acquire Ordinary Shares under the Barclays Employee Share Plans (excluding Sharepurchase and the GSP nominee) as follows:

Award Name	Date of grant	Maximum number of shares/options under award[1]	Exercise price (if any)	Period of exercise (if relevant)
Antony Jenkins
Barclays LTIP – 2012-2014	25/05/12	1,052,347	—	—
Barclays LTIP – 2012-2014	29/08/12	1,266,715	—	—
Barclays LTIP – 2013-2015	18/03/13	1,428,107	—	—
Share Value Plan 2011	15/03/11	142,685	—	—
Share Value Plan 2012	16/03/12	614,064	—	—
Share Value Plan 2012	29/08/12	1,995,237	—	—

(1)	The interests shown above in the table are the maximum number of Ordinary Shares that may be received under each plan. The actual number of shares that may be released may be less than the maximum shown. The release of Ordinary Shares under Barclays LTIP awards is dependent on performance conditions.

As at 13 September 2013 (being the latest practicable date prior to publication of this document), the Senior Managers held options and awards to acquire a maximum of 23,851,330 Ordinary Shares under the Barclays Employee Share Plans (excluding Sharepurchase and the GSP nominee).

Save as set out herein, following the Rights Issue no Director, Prospective Director or Senior Manager will have any interest in the share capital of the Company or any of its subsidiaries.

Remuneration details, service agreements and letters of appointment

Remuneration

In relation to the financial year ended 31 December 2012 the aggregate total remuneration paid (including contingent or deferred compensation) and the benefits in kind granted to the Directors, Prospective Directors and Senior Managers by members of the Group was £27.4 million.* Of this amount, the remuneration paid to the Directors was as follows:

Directors(1)(2)	Fees/Basic Salary £000	Bonus £000	Benefits £000	Other(3) £000	Total £000
Sir David Walker(4)	167	—	6	—	173
Antony Jenkins	833	—	81	1,467	2,381
Sir Michael Rake	220	—	—	—	220
David Booth	170	—	—	—	170
Tim Breedon(5)	18	—	—	—	18
Fulvio Conti	110	—	—	—	110
Simon Fraser	140	—	—	—	140
Reuben Jeffery III	105	—	—	—	105
Dambisa Moyo	120	—	—	—	120
Sir John Sunderland	161	—	—	—	161

*	This includes remuneration and benefits of R16,165,088 (c. £1.3 million) awarded to Maria Ramos, which has been individually disclosed in the Absa Group Limited remuneration report for 2012.

(1)	Frits van Paasschen and Diane de Saint Victor were appointed as Directors in 2013 and are therefore not included in the above table.
(2)	Mike Ashley and Tushar Morzaria are Prospective Directors, have not taken up their appointment as Directors at the date of this document and are therefore not included in the above table.
(3)	The figure shown under ‘Other’ for Antony Jenkins represents the ‘value at award’ of the Barclays LTIP 2013-2015 award made to him. For the purposes of assessing the ‘value at award’ (taking into account the range of possible outcomes) a value of one-third of the maximum value assuming no share price movement has been ascribed to the Barclays LTIP 2013-2015 award.
(4)	Sir David Walker was appointed to the Board as a Non-executive Director with effect from 1 September 2012 and as Chairman from 1 November 2012. He received fees for the period 1 September 2012 to 31 October 2012 at the rate of £250,000 per annum, and from 1 November 2012 at the rate of £750,000 per annum. Sir David is also entitled to private medical cover and the use of a company vehicle and driver when required for business purposes.
(5)	Tim Breedon joined the Board as a Non-executive Director on 1 November 2012.

In relation to the financial year ended 31 December 2012 the total amount set aside or accrued by the Group to provide pension, retirement or other benefits (including cash in lieu of pension) to the Directors, Prospective Directors or Senior Managers not including amounts set out in the table above was £0.7 million.

Service agreements

Each of the Executive Director and Tushar Morzaria (being a Prospective Director) has entered into a service agreement with the Company as follows:

Executive Director and Prospective Directors	Effective Date	Notice period from the Director	Notice period from the Company	Group liability in the event of early termination
Antony Jenkins	30 August 2012	6 months	12 months	12 months’ contractual remuneration(1)
Tushar Morzaria	15 October 2013	6 months	12 months	12 months’ contractual remuneration(1)

(1)	On notice from the Company, Antony Jenkins and Tushar Morzaria are each entitled to receive 12 months’ salary payable and continuation of medical and pension benefits while an employee. They have no automatic contractual entitlement to bonus on termination, but this may be considered.

Letters of appointment

Each Non-executive Director and Mike Ashley (being a Prospective Director) has entered into letters of appointment with the Company as follows:

Non-executive Director and Prospective Directors	Effective Date	Notice period from the Director	Notice period from the Company	Group liability in the event of early termination
Chairman
Sir David Walker	1 September 2012 (non-executive Director), 1 November 2012 (Chairman)	6 months	12 months	12 months’ fees and contractual benefits
Non-executive Directors
Sir Michael Rake	1 January 2008	6 months	6 months	6 months’ fees
Mike Ashley	18 September 2013	6 months	6 months	6 months’ fees
David Booth	1 May 2007	6 months	6 months	6 months’ fees
Tim Breedon	1 November 2012	6 months	6 months	6 months’ fees
Fulvio Conti	1 April 2006	6 months	6 months	6 months’ fees
Simon Fraser	10 March 2009	6 months	6 months	6 months’ fees
Reuben Jeffery III	16 July 2009	6 months	6 months	6 months’ fees
Dambisa Moyo	1 May 2010	6 months	6 months	6 months’ fees
Frits van Paasschen	1 August 2013	6 months	6 months	6 months’ fees
Diane de Saint Victor	1 March 2013	6 months	6 months	6 months’ fees
Sir John Sunderland	1 June 2005	6 months	6 months	6 months’ fees

There are no existing or proposed service agreements between any Director, Prospective Director or Senior Manager and any member of the Group providing for benefits upon termination of employment.

Barclays Employee Share Plans

A summary of the key terms of the Barclays Employee Share Plans is set out below.

The Barclays Long Term Incentive Plan (the “LTIP”)

The LTIP was approved by Shareholders at the Annual General Meeting of the Company on 27 April 2011. The LTIP is not an HMRC approved plan. The LTIP replaced the Barclays PLC Performance Share Plan as the main performance-linked share incentive plan for Directors.

Eligibility

The Board Remuneration Committee may select any employee of the Group, including any Executive Director, to participate in the LTIP.

Grant of awards

Awards may normally only be granted within 42 days after: the first dealing day immediately after the date of the preliminary announcement of the Company’s results for any financial period; the removal of any restrictions imposed on the Company or the LTIP trustee which have previously prevented an award from being granted; any date on which changes to legislation or regulations affecting share plans and/or long term incentive plans are announced or made; or at any other time when it is determined that a grant is not restricted by law or regulation. No awards may be granted after 27 April 2021.

Awards may be granted either by the Board Remuneration Committee or by the LTIP trustee, in consultation with the Board Remuneration Committee (in each case, the “Grantor”). Awards may be granted over Ordinary Shares (or other capital instruments) and all LTIP awards have to date been granted in the form of conditional share awards which give a participant a right to acquire Ordinary Shares in the future at no cost and provisional allocations of Ordinary Shares which do not give a participant any right to acquire, or any interest in, Ordinary Shares until such time as the Grantor decides.

Awards are personal to the participant and may not be transferred except on death. Benefits under the LTIP are not pensionable.

Limits

The Grantor will determine the initial value of an award granted in any financial year. The maximum value of an award at the date of grant will be calculated on such basis of market value as the Grantor decides is fair and reasonable and, for Executive Directors, will not normally exceed 400% of base salary. The Grantor has discretion to recommend grants for Executive Directors in excess of this limit in exceptional circumstances such as for the purposes of recruitment or retention.

Where awards are satisfied by Ordinary Shares, the Ordinary Shares may be Ordinary Shares purchased on the stock market, treasury Shares or newly issued Ordinary Shares. The LTIP contains the following limits on the issue of new Ordinary Shares:

•	the number of unissued Ordinary Shares that may be issued or placed under award in any 10-year period under the LTIP and any other executive share plan adopted by the Company may not exceed 5% of the Company’s issued ordinary share capital from time to time; and

•	the number of unissued Ordinary Shares that may be issued or placed under award in any 10-year period under the LTIP and any other employee share plan adopted by the Company may not exceed 10% of the Company’s issued ordinary share capital from time to time.

Ordinary Shares issued out of treasury will count towards these limits for so long as this is required by institutional shareholder guidelines.

Vesting / Release of awards

Normally, no part of an award will vest or be considered for release before the third anniversary of grant. Awards will normally vest or be considered for release at the end of the vesting / release period if and to the extent that any applicable performance conditions have been satisfied and subject to malus and prudent financial control provisions.

No Ordinary Shares will vest or be considered for release if, in the opinion of the Board Remuneration Committee, the underlying financial health of the Group has deteriorated significantly over the performance period.

The LTIP includes malus provisions in accordance with the PRA Remuneration Code under which the Grantor may reduce awards (to nil if appropriate). For example, awards may be reduced where the Board Remuneration Committee in its discretion determines that there is evidence of serious employee misconduct or where a business unit has suffered a material failure of risk management.

In the case of eligible leavers or a change of control of the Company, special provisions apply depending on the form of award. Most awards will normally vest on the normal vesting date save that the Grantor can decide whether a provisional allocation shall be released.

Any Ordinary Shares released pursuant to an LTIP award granted in 2013 will be subject to an additional holding period of 24 months. For awards granted in 2012 and 2011, 50% of any Ordinary Shares released pursuant to an LTIP award will be subject to an additional holding period of 12 months. The Board Remuneration Committee has discretion to vary the percentage of Ordinary Shares subject to the holding period and the length of such holding period.

Any such released Ordinary Shares (net of tax and other applicable withholdings) will be held in a nominee account. Participants will not be able to sell, transfer, charge, pledge or otherwise encumber these Ordinary Shares during this time.

Performance conditions

Performance will be measured against a suite of metrics, which will normally be measured over a three year period.

The scorecard approach is intended to assess performance in line with the execution of the Company’s strategy and includes a suite of performance metrics under three categories: Finance, e.g. Return on Risk Weighted Assets (“RoRWA”), Risk, e.g. Loan Loss Rate and, for awards granted in 2011 and 2012, Sustainability and, for awards granted in 2013, a Balanced Scorecard. Each category has a relative weighting, and at the end of the vesting period, performance under each category will be separately assessed. A percentage score will be determined for each category and the sum of these percentages will be applied to the maximum award for each participant to determine the final vesting amount.

The Board Remuneration Committee has discretion to adjust the performance conditions, after the start of the performance period, in exceptional circumstances.

Benefit of dividends

An additional benefit, releasable at the same time as an award, may be added to an award. Any benefit would represent the value of dividends payable on those Ordinary Shares that actually vest / are released since the date of grant and would normally be provided as Ordinary Shares or as a cash sum.

Cash alternative

The Grantor may decide at the point of vesting (or exercise or consideration for release as the case may be) that an award should be settled in cash equal to the market value of the Ordinary Shares subject to the award rather than in the Ordinary Shares themselves.

Variation of the Company’s share capital

On any variation or increase of the Company’s share capital, or in the event of a demerger, special dividend or other similar event which affects the market price of Ordinary Shares to a material extent, the Grantor may make such adjustments as it considers appropriate to the number of Ordinary Shares subject to an award.

Amendments to the LTIP

The Board Remuneration Committee may amend the LTIP at any time in any respect. The rules of the LTIP relating to eligibility, limits, the basis for determining a participant’s entitlement, variations of the Company’s share capital and amending the plan may not be amended to the advantage of existing or future participants without the prior approval of the Company’s Shareholders in a general meeting. However, the Board Remuneration Committee may make any amendments necessary to secure or maintain favourable taxation, exchange control or regulatory treatment for the Company, any of its subsidiaries or any participant and make minor amendments to benefit or facilitate the administration of the plan without prior shareholder approval.

The Barclays Group Share Value Plan (“SVP”)

SVP was approved by Shareholders at the Annual General Meeting on 27 April 2011 (at which time the SVP was amended to include Executive Directors and flexibility to satisfy awards using new Ordinary Shares). When SVP was adopted in 2010, Shareholder approval was not required as new Ordinary Shares could not be used and Executive Directors could not participate. SVP is not an HMRC-approved plan. SVP is used mainly to award Ordinary Shares in respect of annual incentives in accordance with the principles of the PRA’s Remuneration Code. Awards may also be granted to new joiners to the Group and as part of the remuneration awarded to employees under business unit long term incentive plans operated by the Group.

Eligibility

The Board Remuneration Committee may select any employee of the Group to participate in SVP, including Executive Directors.

Grant of awards

Awards may normally only be granted within 42 days after: the first dealing day immediately after the date of the preliminary announcement of the Company’s results for any financial period, or following the removal of any restrictions imposed on the Company or the SVP trustee which have previously prevented an award from being granted; or any date on which changes to the legislation or regulations affecting share plans and/or long term incentive plans is announced or made; or at any other time it is decided that a grant is not restricted by law or regulation. No awards may be granted after 27 April 2021.

Awards may be granted by the Board Remuneration Committee or by the SVP trustee, in consultation with the Board Remuneration Committee (in each case, the “Grantor”) and may be granted over Ordinary Shares, other capital instruments or Contingent Capital awards (see below). All SVP awards to date have been granted in the form of conditional share awards which give a participant a right to acquire Ordinary Shares in the future at no cost; provisional allocations of Ordinary Shares which do not give a participant any right to acquire, or any interest in, Ordinary Shares until such time as the Grantor decides; nil-cost options; or cash-based awards granted on similar terms to SVP but with an additional vesting condition linked to the Group Core Tier 1 capital ratio (“Contingent Capital Awards”).

Awards are personal to the participant and may not be transferred except on death. Benefits under SVP are not pensionable.

Limits

The Grantor will determine the initial value of an award granted in any financial year. The maximum value of Ordinary Shares under an award at the date of grant will be calculated on such basis of market value as the Grantor decides is fair and reasonable. Awards to Executive Directors will be granted in line with the individual limits for Executive Directors’ annual performance incentives.

Where awards are satisfied by Ordinary Shares, the Ordinary Shares may be Ordinary Shares purchased on the stock market, treasury Shares or newly issued Ordinary Shares. SVP is subject to the following limits on the issue of new Ordinary Shares:

•	the number of unissued Ordinary Shares that may be issued or placed under award in any 10-year period under SVP and any other executive share plan adopted by the Company may not exceed 5% of the Company’s issued ordinary share capital from time to time; and

•	the number of unissued Ordinary Shares that may be issued or placed under award in any 10-year period under SVP and any other employee share plan adopted by the Company may not exceed 10% of the Company’s issued ordinary share capital from time to time.

Ordinary Shares issued out of treasury will count towards these limits for so long as this is required by institutional shareholder guidelines.

Vesting / Release of Awards

Normally, awards vest or are considered for release in three equal portions on each of the first, second and third anniversaries of grant, subject to malus and prudent financial control provisions. The Grantor may select a different vesting / release period for awards, in particular, in the case of awards granted to new joiners and as part of the remuneration awarded to employees under business unit long term incentive plans operated by the Group.

No awards shall vest or be considered for release if, in the opinion of the Company, the underlying financial health of the Group has deteriorated over the performance period.

SVP includes malus provisions in accordance with the PRA Remuneration Code under which the Grantor may reduce awards (to nil if appropriate). For example, awards may be reduced where the Committee in its discretion determines that there is evidence of serious employee misconduct or where a business unit has suffered a material failure of risk management.

In the case of eligible leavers or on a change of control of the Company special provisions apply depending on the type of the award. Most awards will normally vest on the normal vesting dates save that the SVP trustee has discretion to decide whether provisional allocations will be released.

Benefit of dividends

An additional benefit, releasable at the same time as an award, may be added to an award. Any benefit would represent the value of dividends paid on Ordinary Shares that actually vest / are released since the date of grant and would normally be provided as Ordinary Shares or as a cash sum.

Cash alternative

The Grantor may, at its discretion, decide at the point of vesting (or exercise or consideration for release as the case may be) that an award should be settled in cash equal to the market value of the Ordinary Shares subject to the award rather than in the Ordinary Shares themselves.

Variation of the Company’s share capital

On any variation or increase of the Company’s share capital the Grantor may make such adjustments as it considers appropriate to the number of Ordinary Shares subject to an award.

Amendments to SVP

The Committee may amend SVP at any time in any respect. The rules of SVP relating to eligibility, limits, the basis for determining a participant’s entitlement and variations of the Company’s share capital may not be amended to the advantage of existing or future participants without the prior approval of the Company’s Shareholders in a general meeting. However, the Grantor may make any amendments necessary to secure or maintain favourable taxation, exchange control or regulatory treatment for the Company, any of its subsidiaries or any participant and make minor amendments to benefit or facilitate the administration of SVP without prior shareholder approval.

The Barclays Group SAYE Share Option Scheme (“Sharesave”)

Sharesave was approved by Shareholders and adopted at the Annual General Meeting on 30 April 2010. Sharesave is an HMRC approved SAYE option scheme.

Administration

Sharesave is administered, in accordance with its rules, by the Board.

Eligibility

All United Kingdom resident employees of participating Group companies who have been continuously employed for a minimum period of not more than five years (as determined by the Board) are eligible to participate in Sharesave. Other employees of participating companies may be invited to participate in Sharesave at the Board’s discretion.

Grant of options

Options over Ordinary Shares may be granted within 30 days (or 42 days if applications are scaled back) of the option price being set. The option price may be set within the period of 42 days after: the preliminary announcement of the annual or half year results of the Company; the coming into force of any amendments to Schedule 3 to Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) which affect Sharesave; the issue of a new Sharesave prospectus; or at any other time if the Board determines that the circumstances are sufficiently exceptional to justify the grant of an option. No options may be granted later than 30 April 2020. Options granted under Sharesave are personal to the participant and may not be transferred.

Savings contract

Any person who applies for an option under Sharesave must also enter into an HMRC approved savings contract. Under this contract, the person agrees to make monthly savings which must not be less than £5 and may not exceed the maximum amount specified in Schedule 3 to ITEPA which is currently £250 (or such lower amount as determined by the Board) over a period of three or five years. A bonus may be paid on completion of the savings contract, as set by HMRC (currently no bonuses are payable). Historically, a person could elect to leave their savings in their savings account at the end of a five-year contract for a further two years but this choice is no longer available. Ordinary Shares may only be acquired under Sharesave on exercise of an option using an amount equal to the proceeds of this savings contract. The number of Ordinary Shares over which an option is granted will be such that the total amount payable on its exercise will be equal to the proceeds on maturity of the related savings contract. The Board will decide which savings contracts should be made available on each occasion when it is decided to grant options.

Exercise price

The price payable per Ordinary Share on exercise of an option granted under Sharesave is determined by the Board at the date of grant and must not be less than the greater of:

•	the nominal value of an Ordinary Share; and

•	at any time when the Ordinary Shares are listed, not less than 80% of the average closing middle market price of an Ordinary Share as derived from the Daily Official List of the London Stock Exchange over any period of not more than five successive dealing days (a) immediately preceding the date on which invitations to apply for the grant of options are issued to employees, or (b) on the date specified in the invitation.

No consideration is payable for the grant of an option.

Limits

The number of unissued Ordinary Shares that may be issued or placed under award in any 10-year period under Sharesave and any other employee share plan adopted by the Company may not exceed 10% of the Company’s issued ordinary share capital from time to time.

Exercise of options

An option granted under Sharesave may normally only be exercised within the period of six months following completion of a participant’s savings contract (which will usually be three or five years from the date of entering into the savings contract). An option may become exercisable earlier for a period of six months (or 12 months if a participant dies) if the participant ceases to be employed by a participating company for certain specified reasons. If a participant ceases to be employed by a participating company by reason of misconduct, his option will lapse. If a participant ceases to be employed by a participating company for any other reason and his option has been held for three years, the option will be exercisable for a period of six months from cessation. If his option has not been held for three years, the option will lapse unless he ceases to be employed by a participating company for one of the specified reasons. Special provisions apply on a takeover or liquidation of the Company. If an option becomes exercisable before the savings contract matures, it can only be exercised over such number of Ordinary Shares as may be purchased with an amount equal to the proceeds of the savings contract and, if applicable, any interest to date.

Variation of the Company’s share capital

On any variation of the Company’s share capital by way of capitalisation or rights issue, or by consolidation, subdivision or reduction of capital or otherwise, the Board may make such adjustments as it considers appropriate to the exercise price and/or the number and/or the denomination of Ordinary Shares under option, provided that there is no increase in the aggregate exercise price or reduction below nominal value. No such adjustment shall be effective until approved by HMRC.

Amendments to Sharesave

The Board may amend Sharesave at any time in any respect, but no amendment to a key feature shall be effective until it is approved by HMRC. The rules of Sharesave relating to eligibility, limits, the basis for determining a participant’s entitlement, variation of the Company’s share capital and amending the plan may not be amended to the advantage of existing or future participants without the prior approval of the Company’s Shareholders in a general meeting. However, the Board may make any amendments necessary to secure or maintain favourable taxation, exchange control or regulatory treatment for the Company, any of its subsidiaries or any participant and make minor amendments to benefit or facilitate the administration of the plan without the prior approval of Shareholders.

In addition to Sharesave, there are options outstanding under the 2000 Group SAYE Option Scheme (“2000 Sharesave”) which was approved by Shareholders and adopted at the Annual General Meeting on 26 April 2000. No new options can be granted under the 2000 Sharesave. The principal terms of 2000 Sharesave are substantially the same as the terms of Sharesave set out above.

Sharesave may be adapted as necessary to enable Sharesave to operate internationally and has been adapted for use in Spain and in Ireland. The Sharesave operated in Ireland has been approved by the Irish Revenue Commissioners.

The Barclays Group Share Incentive Plan (“Sharepurchase”)

Sharepurchase was approved by Shareholders at the Annual General Meeting on 26 April 2000. It is an HMRC approved share incentive plan.

Administration

Sharepurchase is constituted by a trust deed. Sharepurchase is administered by the Sharepurchase trustee in accordance with the trust deed and its rules. The Board has responsibility for Sharepurchase and may appoint and remove the Sharepurchase trustee.

Eligible employees

All United Kingdom resident employees of Group companies participating in Sharepurchase, who have been continuously employed for a period of one year (or such lesser period as determined by the Board), will be eligible to participate in Sharepurchase. Other employees of participating companies may be invited to participate in Sharepurchase at the Board’s discretion. There is currently no minimum qualifying period.

Awards

If the Board decides to operate Sharepurchase, all eligible employees will be entitled to participate in Sharepurchase on similar terms. Sharepurchase has four discrete elements, Partnership Shares, Matching Shares, Free Shares and Dividend Shares (as described below). The Board may decide each year which elements are to be offered under Sharepurchase. All awards are made in respect of Ordinary Shares. Benefits under Sharepurchase are not pensionable.

Employees are eligible to participate only if they enter into an agreement with the Company and the Sharepurchase trustee.

Partnership Shares

Up to £1,500 worth of Partnership Shares may be purchased on behalf of an eligible employee in any tax year using money deducted from his monthly salary or deducted from his salary in one or more lump sums in both cases not exceeding 10% of salary in any tax year. Partnership Shares may be withdrawn by the participant from Sharepurchase at any time and must not be subject to forfeiture.

Matching Shares

The Board may permit the award of up to two Matching Shares for each Partnership Share purchased. Matching Shares may be forfeited if a participant ceases to be employed by the Group in certain circumstances or if he withdraws his Partnership Shares from Sharepurchase in certain circumstances. Matching Shares may be subject to a holding period of up to five years as determined by the Board.

Dividend Shares

Additionally, the Board may permit dividends received on Ordinary Shares held in Sharepurchase to be reinvested on an elective or mandatory basis in additional Ordinary Shares (“Dividend Shares”). The Dividend Shares must be held for a minimum holding period of three years before they can be sold. The Board may set a limit for the reinvestment of dividends.

Free Shares

Eligible employees may be awarded up to £3,000 worth of Free Shares in each tax year. Such award may be linked to objective performance criteria. Free Shares may be forfeited if a participant ceases to be employed by the Group in certain circumstances. Free Shares will be subject to a holding period of up to five years as determined by the Board.

Operation

Sharepurchase currently operates over:

•	Partnership Shares;

•	Matching Shares – Matching Shares are awarded on a one for one basis up to a value of £600 worth of Partnership Shares acquired on behalf of participants each year and must be kept in Sharepurchase for a minimum holding period of three years; and

•	Dividend Shares – dividends received on Ordinary Shares held in Sharepurchase are reinvested in additional Ordinary Shares.

Free Shares are not currently offered under Sharepurchase.

In each year that the Board decides to operate Sharepurchase, participating Group companies will provide the Sharepurchase trustee with funds to enable the Sharepurchase trustee to acquire Ordinary Shares.

Limits

Sharepurchase is subject to the following limits on the issue of new Ordinary Shares:

•	the number of unissued Ordinary Shares that may be issued or placed under award in any calendar year under Sharepurchase may not exceed 1% of the Company’s issued ordinary share capital from time to time; and

•	the number of unissued Ordinary Shares that may be issued or placed under award in any 10-year period under Sharepurchase and any other employee share plan adopted by the Company may not exceed 10% of the Company’s issued ordinary share capital from time to time.

Dividends and voting rights

Participants are the beneficial owners of the Ordinary Shares held by the Sharepurchase trustee for them. If dividends received on Ordinary Shares held in Sharepurchase were not invested, the Sharepurchase trustee would pass on all dividends and other distributions received in respect of the Ordinary Shares to the participants concerned as soon as practicable after receipt, subject to the requirements of the applicable UK tax legislation. The Sharepurchase trustee will vote in accordance with the wishes of the participants, if participants have given the Sharepurchase trustee prior voting directions in writing.

Takeovers and variations of the Company’s share capital

In the event of a general offer being made to Shareholders or a rights or capitalisation issue or other variation of the Company’s share capital, participants will be able to instruct the Sharepurchase trustee how to act or vote on their behalf. In the case of a rights issue, participants have given their consent to the Sharepurchase trustee to sell sufficient of the rights attached to the participants’ Sharepurchase shares to fund the take up of the remaining rights attached to other Sharepurchase shares.

Amendments to Sharepurchase

The Board and the Sharepurchase trustee may amend Sharepurchase at any time in any respect, but no amendment to a key feature shall be effective until it is approved by HMRC. The provisions of the trust deed, and rules of Sharepurchase relating to eligibility, limits, the basis for determining a participant’s entitlement and amending the plan may not be amended to the advantage of existing or future participants without the prior approval of the Company’s Shareholders in a general meeting. However, the Board may make any amendments necessary to secure or maintain favourable taxation, exchange control or regulatory treatment for the Company, any of its subsidiaries or any participant and make minor amendments to benefit or facilitate the administration of the plan without prior shareholder approval.

The Barclays Global Sharepurchase (“GSP”)

GSP has been established as a global Sharepurchase plan to provide benefits to employees outside the United Kingdom pursuant to an authority provided by Shareholders at the Annual General Meeting on 26 April 2000. GSP is not an HMRC approved plan and HMRC approval is not required for any amendments to the plan rules.

The principal features are as set out for Sharepurchase save that, under the “Matching Share” element, eligible employees receive a Matching Share award instead of a Matching Share. A Matching Share award is in the form of a conditional share award. Participants will not be eligible to receive dividends in respect of their Matching Share awards during the vesting period of three years. If there is a change of control, reconstruction or winding up of the Company and if cash consideration is payable by an acquirer on the change of control, the Matching Share awards will lapse to the extent that they have not vested. If the consideration comprises shares or loan notes, then the Matching Share awards will continue to exist and vest in the normal course. In the event of any variation of share capital, any unvested Matching Share awards may be adjusted according to the terms of the variation of share capital.

The Executive Share Award Scheme (the “ESAS”)

It is currently intended that no further grants of new awards will be made under ESAS and so this summary excludes certain sections found in the other summaries.

ESAS is not an HMRC approved plan. It is a deferred share award plan which operates in conjunction with the annual incentives (and various business unit long term incentive plans operated by Group companies) i.e. part of the value of any such incentive / award is delivered as an award under ESAS. Participants received Mandatory ESAS awards. Under a Mandatory ESAS award, part of a participant’s annual bonus is delivered as an award under ESAS. In addition, certain participants were able to request that any cash bonus, to which they may otherwise have become entitled, be granted as an additional award under ESAS (Voluntary ESAS award). Both Mandatory and Voluntary ESAS awards normally included additional Ordinary Shares called bonus shares with a value of up to 30% of the bonus amount awarded in shares. The ESAS trustee may apply dividends it receives on Ordinary Shares held in the trust in purchasing additional Ordinary Shares which may also be released to participants.

Administration

ESAS is operated and administered by the ESAS trustee. ESAS awards cannot be satisfied with new issue or treasury shares.

Awards

A Mandatory ESAS award is a provisional allocation of Ordinary Shares which does not give rise to any right to, or any interest in, Ordinary Shares until the ESAS trustee decides. Under a Mandatory ESAS award, participants may be considered for the grant of a nil-cost option over the Ordinary Shares plus two-thirds of any bonus shares following the third anniversary of the award date. If this nil-cost option is not exercised by the fifth anniversary of the original Mandatory ESAS award, the option lapses and the ESAS trustee may consider releasing all the Ordinary Shares, including all the bonus shares and dividend shares, to the participant. If this nil-cost option is exercised before such fifth anniversary and the participant remains an employee of the Group until such fifth anniversary the ESAS trustee may consider releasing the additional 10% bonus shares.

In certain jurisdictions, Mandatory ESAS awards are adapted so that the ESAS trustee may release the number of Ordinary Shares (normally on the third anniversary of the award date) which would have been eligible for the grant of a nil-cost option. If the participant remains an employee of the Group until the fifth anniversary of the award date he will be eligible to be considered for the release of the remaining Ordinary Shares under award on or around the fifth anniversary of the award date.

A Voluntary ESAS award is granted in the form of a nil-cost option which is a right to acquire Ordinary Shares which will become fully exercisable after five years.

The ESAS trustee may consider the release of Ordinary Shares under award to eligible leavers following cessation of employment in line with the normal release schedule or immediately. Special provisions apply on a change of control of the Company.

Variation of the Company’s share capital

On any increase or variation of the share capital of the Company by way of capitalisation or rights issue, or subdivision, consolidation or reduction of capital or other variation, the ESAS trustee may, subject to the Company’s auditors confirming that such adjustment is in their opinion fair and reasonable, make such adjustments as it considers appropriate to the number of Ordinary Shares comprised in any award.

Amendments to the ESAS

ESAS may be amended in any respect by resolution of the ESAS trustee with the consent of the Company.

Termination

The ESAS trustee, having first consulted the Board Remuneration Committee, may at any time suspend or terminate ESAS.

The Barclays PLC Incentive Share Option Plan (the “ISOP”)

The last options granted under the ISOP were granted in 2004 and so this summary excludes certain sections found in the other summaries.

The ISOP was approved by Shareholders and adopted at the Annual General Meeting on 26 April 2000 and contains both HMRC approved and non-approved parts (the Approved Incentive Share Option Plan (the “Approved ISOP”) and the Unapproved Incentive Share Option Plan (the “Unapproved ISOP”) which are together referred to as the “ISOP”).

Administration

The ISOP is administered, in accordance with its rules, by the Board.

Exercise price

Options were granted with an exercise price per Ordinary Share set by the Board at the date of grant at the market share price with no discount.

Limits

Individual participation in the Approved ISOP is subject to an HMRC limit such that the aggregate exercise price of Ordinary Shares issuable pursuant to options granted under the Approved ISOP and any other HMRC approved executive share option plan to that eligible employee must not exceed £30,000.

Under the ISOP the value of the target award granted to an eligible employee in any financial year is subject to an overall maximum of 200% of the participant’s remuneration as determined by the Board.

Exercise of options

An option is not normally exercisable before the expiry of three years from the date of grant, including where a participant ceases to be employed by the Group. If the participant dies or the participant’s employment terminates for certain specified reasons or where the Board so determines, the participant will have the right to exercise his options within certain specified periods. Options will lapse at the expiry of ten years from the date of grant. Special provisions apply to the exercise of options in the event of a takeover or liquidation of the Company.

The Board shall on the date of grant of any option specify the objective performance target(s) which must be satisfied before an option can be exercised. The number of Ordinary Shares over which an option granted under the ISOP is exercisable is conditional on the extent to which performance targets are satisfied.

Variation of the Company’s share capital

On any variation of the Company’s share capital by way of capitalisation or rights issue, or by consolidation, subdivision or reduction of capital or otherwise, the Board may make such adjustments as it considers appropriate to the exercise price and/or the number and/or the denomination of Ordinary Shares comprised in an option, provided that there is no increase in the aggregate exercise price or reduction below nominal value. No such adjustment may be made without the prior written confirmation from the Company’s auditors that it is in their option fair and reasonable (and without HMRC approval in the case of options granted under the Approved ISOP).

Amendments to the ISOP

The Board may amend the ISOP at any time in any respect, provided that in the case of the Approved ISOP no amendment shall be effective until it is approved by HMRC. The rules of the ISOP relating to eligibility, limits on the number of Ordinary Shares available under the ISOP, the basis for determining an eligible employee’s participation, any adjustment to an option on a variation of the Company’s share capital and amendment of the ISOP may not, however, be amended to the advantage of existing or future participants without the prior approval of the Company in general meeting except that the Board may make any amendments necessary to secure or maintain approval by HMRC in the case of the Approved ISOP or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any of its subsidiaries or any participant and make minor amendments to benefit or facilitate the administration of the ISOP.

Share Incentive (Holding Period)

The Company is subject to the PRA Remuneration Code. The Company is required to structure remuneration to comply with the PRA Remuneration Code for employees who are covered by the PRA Remuneration Code. This requires at least 50% of variable remuneration for PRA Remuneration Code employees to be delivered in Ordinary Shares (or similar equity instruments). To satisfy this requirement in respect of variable remuneration that is not deferred, the Company awards 50% of such remuneration in Ordinary Shares. These Ordinary Shares are held by a nominee and cannot be sold or transferred out of that nominee for a period of 6 months. Any dividends paid on the Ordinary Shares while the Ordinary Shares are held by the nominee are re-invested to acquire more Ordinary Shares, where permitted by local law and regulation.

Outstanding options under Barclays Employee Share Plans

Save as disclosed below, none of the share capital of any member of the Group is under option or agreed conditionally or unconditionally to be put under option(1).

Exercise price range	Weighted exercise price (£)	Weighted average remaining contractual life in years	Number of options outstanding as at 13 September 2013
Sharesave 2000(2)
£2.50-£3.49	2.61	0.9	8,662,407
£3.50-£4.49	4.32	0.0	825
£4.50-£5.49	4.83	0.6	579,820
Sharesave 2010(2)
£1.41-£2.49	1.64	2.6	139,510,831
Ireland Sharesave(2)
£1.41-£2.49	1.73	1.8	354,633
Spain Sharesave(2)
£1.41-£2.49	1.56	1.0	1,859,812
ISOP[2]
£4.50-£5.49	4.67	0.5	2,975,065
Total			153,943,393

(1)	There are 5,730,521 Ordinary Shares subject to nil-cost options under ESAS, VESAS and SVP with a weighted average remaining contractual life of 1.7 years. All ESAS and VESAS awards will be satisfied using Existing Ordinary Shares. SVP awards may be satisfied with newly issued Ordinary Shares and/or Existing Ordinary Shares.
(2)	Option granted over Ordinary Shares.

The following options remain outstanding over Barclays Africa Group Limited shares(1)

Exercise price range	Weighted average exercise price (£)	Weighted average remaining contractual life in years	Number of options outstanding as at 13 September 2013
Absa Group Limited Share Incentive Trust
£2.50-£3.49	3.09	0.7	141,364
£4.50-£5.49	5.04	1.7	80,000
£5.50-£6.49	5.83	1.9	230,300

(1)	There are 276,720 Barclays Africa Group Limited shares subject to nil-cost options or nil-cost awards under Absa Group Limited Executive Share Award Scheme/Voluntary Executive Share Award Scheme with a weighted average remaining contractual life of 1.0 years. All awards will be satisfied using existing Barclays Africa Group Limited shares.

The following options remain outstanding over Barclays Bank of Zimbabwe Limited shares:

Exercise price range	Weighted average exercise price (£)	Weighted average remaining contractual life in years	Number of options outstanding as at 13, September 2013
£ 0.01 – £ 0.11	0.03	7.3	6,150,000
£ 0.12 – £ 0.28	0.15	4.0	60,000

Barclays Pension Arrangements

Barclays operates a number of pension arrangements in different countries, several of which are defined benefit plans.

As is usual with defined benefit plans, employer contributions are not fixed, and may increase or decrease depending on the assets and liabilities of the plans from time to time, as well as in line with statutory funding requirements. Any requirement to increase contributions, or an increase in net liabilities, may negatively affect the Group’s cashflows, balance sheet or distributable reserves, which could have a material effect on the Group’s business or financial position. Conversely, a decrease in contributions or liabilities could have a positive effect.

By far the most significant (in terms of assets and liabilities) is the main defined benefit plan operated in the United Kingdom. Historically, the “sponsoring employer” of this plan had discretion as to the level of contributions paid, subject to the statutory minimum. However, under UK law, the employer must now seek to agree a scheme-specific funding approach with the plan’s trustees no less than once every three years. In the event agreement cannot be reached, the UK’s Pensions Regulator would be able to impose a level of contributions. Either agreement with the plan’s trustees in respect of the scheme specific funding or intervention by the UK Pensions Regulator could lead to a more prudent funding basis and therefore recognition of a higher deficit, resulting in increased contributions, going forward.

There are defined benefit plans in several other countries, notably the US and South Africa. Contributions to these plans may increase over time (and in particular recent legal changes may increase contributions to the plan in the US). However, these plans are much less material than in the UK.

CAPITAL AND LEVERAGE RATIOS

Unless otherwise stated, statements made in this document in relation to the PRA Leverage Ratio, CRD IV Leverage Ratio, CRD IV Leverage Exposure, CET1 capital ratio, CET1 capital and Risk Weighted Assets reflect Barclays’ best interpretation as of September 12, 2013 (being the latest practicable date prior to the date of this document for these purposes) of the application of published CRD IV legislation, the PRA’s Consultation Paper CP5/13 “Strengthening capital standards: implementing CRD IV,” published in August 2013, and additional guidance provided by the PRA. The critical assumptions applied and basis of preparation adopted with regard to the expected implementation and calculation of these measures is set out below.

The CRD IV-based measures have been calculated on the basis of Barclays’ current interpretation of CRD IV, which is not yet in force. Historically, measures presented on a “transitional” basis have been calculated by taking into account the transitional provisions set out in CRD IV and the interpretive guidance dated October 26, 2012 published by the Financial Services Authority and in the case of Barclays’ most recent reported financial statements assuming they were applied as at June 30, 2013 or such other dates as are specified. Measures presented on a “fully loaded” basis are calculated without applying the CRD IV transitional provisions.

The final impact of CRD IV is dependent on technical standards to be finalized by the EBA and on the final U.K. implementation of the rules. The actual impact of CRD IV on capital ratios may be materially different to the estimates disclosed as there are interpretative issues outstanding and related technical standards have not yet been finalized. This would impact, for example, provisions relating to the scope of application of the CVA volatility charge, the treatment of minority interest and restrictions on short hedges relating to non-significant financial holdings. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

CRD IV, Models and Waivers

Barclays has estimated its CRD IV CET1 ratio, capital resources and RWAs based on the final CRD IV text assuming the rules applied as at June 30, 2013 on both a transitional and fully loaded basis.

•	The estimates assume that all material items in the Internal Model Method application to the PRA are approved and existing waivers, where such discretion is available under CRD IV, will continue.

•	Transitional CET1 capital is based on application of the CRD IV transitional provisions and the PRA’s guidance on their application. In line with this guidance, adjustments for own shares and interim losses are assumed to transition in at 100%. Other deductions (including goodwill and intangibles, expected losses over impairment and DVA) transition in at 20% in year 1 (except for AFS debt and equity gains which are 0% in the first year), 40% in year 2, 60% in year 3, 80% in year 4 with the full impact in subsequent years. For the purpose of June 30, 2013 disclosures, the PRA have requested that banks assume 2013 is year 1 of transition. However, our disclosures of CRD IV impacts in previous announcements have reflected 2014 as the first year of application in line with the actual CRD IV implementation date.

•	The PVA deduction is shown as fully deducted from CET1 upon adoption of CRD IV. PVA is subject to a technical standard being drafted by the EBA and therefore the impact is currently based on methodology agreed with the PRA. The PVA deduction as at June 30, 2013 is £2.1 billion gross of tax (December 2012: £1.5 billion gross of tax, £1.2 billion net of tax), with the increase principally reflecting methodology changes during 2013.

•	As at June 30, 2013, net long non-significant holdings in financial entities were £9.3 billion. This exceeds 10% of CET1 capital resources, which would result in a deduction from CET1 of £2.5 billion in the absence of identified management actions to eliminate this deduction. The EBA consultation on Technical Standards for Own funds – Part III identifies potential changes to the calculation that are not reflected in the estimate, including the treatment of tranche positions as indirect holdings, the use of notional values for synthetic exposures and the widening of the scope of eligible entities to include Barclays’ defined pension benefit funds. Depending on the final implementation and further clarification on the application of the proposals, these changes would potentially have a material impact on the calculation of the non-significant holdings deduction.

•	The impact of changes in the calculation of allowable minority interest may be different pending the finalisation of the EBA’s technical standards on own funds, particularly regarding the treatment of non-financial holding companies and the equivalence of overseas regulatory regimes. The estimated CRD IV numbers calculate the full impact and transitional capital base on the assumption that the Group’s holding companies will be deemed eligible and their surplus capital due to minority interests consolidated in accordance with CRD IV rules. Our estimated CRD IV full end point CET1 capital base includes £1.7 billion of minority interests relating to Barclays Africa Group Limited.

Risk Weighted Assets

•	It is assumed that corporates, pension funds and sovereigns that meet the eligibility conditions are exempt from CVA volatility charges.

•	It is assumed all Central Clearing Counterparties (CCPs) will be deemed to be “Qualifying.” The final determination of Qualifying status will be made by the European Securities and Markets Authority (“ESMA”).

•	The estimated RWA increase from CRD IV includes 1250% risk weighting of securitisation positions while estimated capital includes an add back of 50/50 securitisations deducted under the current rules.

•	Estimated RWAs for definition of default assume that national discretion over 180 days definition of default remains for U.K. retail mortgages.

•	“Other” CRD IV impacts to RWAs include adjustments for withdrawal of national discretion of definition of default relating to non-U.K. mortgage retail portfolios (£1.3 billion), Deferred Tax Assets (£2.4 billion), Significant Holdings in financial institutions (£2.4 billion), other counterparty credit risk (£4.5 billion) and other items.

RWAs are sensitive to market conditions. The estimated impact on RWAs for all periods reflects market conditions as at June 30, 2013.

Leverage ratio calculation

The key adjustments to total assets under the CRD IV leverage ratio are as follows:

•	Derivatives netting adjustments: netting permitted for regulatory purposes in relation to derivative assets against corresponding liabilities.

•	Potential Future Exposure on derivatives: regulatory add on for potential future credit exposures, calculated in accordance with the CRD IV mark-to-market method by assigning standardised percentages to notional values on derivative contracts. Following clarification in the final CRD IV text, exchange traded and cleared OTC derivative exposures are now included in the calculation on a gross basis.

•	Securities Financing Transactions (“SFTs”) adjustments: under CRD IV, the IFRS measure of SFTs is replaced with the Financial Collateral Comprehensive Method (FCCM) measure, calculated as exposure less collateral, taking into account master netting agreements and adjusting for volatility.

•	Undrawn Commitments: regulatory add on relating to off balance sheet undrawn commitments based on a credit conversion factor of 10% for unconditionally cancellable commitments and 100% for other commitments. The rules specify additional relief to be applied to trade finance related undrawn commitments which are medium/low risk (20%) and medium risk (50%). For Barclays, this relief is not estimated to be material.

•	Regulatory deductions: items (comprising goodwill and intangibles, deferred tax asset losses, own paper, cash flow hedge reserve, pension assets and PVA) that are deducted from the capital measure are also deducted from total leverage exposure to ensure consistency between the numerator and denominator.

•	Other adjustments: includes adjustments required to change from an IFRS scope of consolidation to a regulatory scope of consolidation, adjustments for significant investments in financial sector entities that are consolidated for accounting purposes but not for regulatory purposes, and the removal of IFRS netting between loans and advances and customer balances.

CERTAIN NON-IFRS MEASURES

This document includes certain financial measures that are not IFRS measures. Barclays believes that these non-IFRS measures are important to understanding the background of, and rationale for, the Rights Issue, as well as Barclays’ capital and leverage position in light of the anticipated implementation of CRD IV and the introduction of the PRA Leverage Ratio target.

Barclays’ interpretation of CRD IV and the basis of Barclays’ calculation of CRD IV-based measures may be different from those of other financial institutions. This document includes the following CRD IV-based metrics, which are further explained under “Capital and Leverage Ratios” above:

•	CRD IV CET1 or CET1 capital on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital” table below for a reconciliation of CRD IV CET1 to Core Tier 1 capital, which is calculated on the basis currently applied to Barclays under existing U.K. regulatory requirements.

•	CRD IV Risk Weighted Assets (RWAs) on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital” table below for a reconciliation of CRD IV RWAs to RWAs calculated on the basis currently applied to Barclays under existing U.K. regulatory requirements.

•	Fully loaded CET1 ratio and CET1 ratio on a transitional basis, each representing CRD IV CET1 divided by RWAs. See the “Estimated Impact of CRD IV – Capital” table below for a reconciliation of the components of the fully loaded CET1 ratio and CET1 ratio on a transitional basis to the respective components of the Core Tier 1 ratio, which is calculated on the basis currently applied to Barclays under existing U.K. regulatory requirements.

•	CRD IV Leverage Exposure on a transitional and fully loaded basis. CRD IV Leverage Exposure makes certain adjustments to total assets in accordance with Barclays’ interpretation of CRD IV requirements. See the “Estimated Impact of CRD IV – Leverage” table below for a reconciliation of CRD IV Leverage Exposure to total assets.

•	CRD IV Leverage Ratio on a transitional and fully loaded basis, which represents CRD IV Tier 1 divided by CRD IV Leverage Exposure See the “Estimated Impact of CRD IV – Capital” table below for a reconciliation of CRD IV CET1 to Core Tier 1 capital, and see the “Estimated Impact of CRD IV – Leverage” table below for a reconciliation of CRD IV Leverage Exposure to total assets.

The PRA-adjusted fully loaded CET1 capital and PRA Leverage Ratio apply the PRA Adjustments to Barclays’ fully loaded CRD IV CET1 capital base. A reconciliation of the PRA Leverage Ratio to Barclays’ CRD IV Leverage Ratio is also shown in the table entitled “Estimated CRD IV Leverage Ratio and PRA Leverage Ratio.”

Estimated Impact of CRD IV – Capital	CET1 Transitional	CET1 Fully-Loaded
	As of June 30, 2013
	(£ billion)
Core Tier 1 capital (FSA 2009 definition)	42.9	42.9
Risk Weighted Assets (RWA) (current Basel 2.5 rules)	387.2	387.2
Core Tier 1 ratio (Basel 2.5)	11.1%	11.1%

Estimated Impact of CRD IV – Capital	CET1 Transitional	CET1 Fully-Loaded
	As of June 30, 2013
	(£ billion)
CRD IV impact on Core Tier 1 capital
Adjustments not impacted by transitional provisions
Conversion from securitization deductions to RWAs	0.8	0.8
Prudential Valuation Adjustment (PVA)	(2.1)	(2.1)
Other	(0.2)	(0.2)
Adjustments impacted by transitional provisions
Goodwill and intangibles	6.1	—
Expected losses over impairment	0.4	(1.0)
Deferred tax assets deduction	(0.4)	(1.9)
Excess minority interest	(0.2)	(0.6)
Debit Valuation Adjustment (DVA)	(0.1)	(0.3)
Gains on available for sale equity and debt	—	0.5
Non-significant holdings in Financial Institutions	(0.5)	(2.5)
Mitigation of non-significant holdings in Financial Institutions	0.5	2.5

CET1 capital	47.2	38.1

CRD IV impact to RWAs:
Credit Valuation Adjustment (CVA)	32.2	32.2
Securitization	19.0	19.0
Central Counterparty Clearing	21.7	21.7
Other	11.4	11.4

Gross Impact	84.3	84.3

RWAs (CRD IV)	471.5	471.5
CET1 ratio	10.0%	8.1%

Estimated Impact of CRD IV – Leverage	Final CRD IV text basis
As of June 30, 2013
(£ billion)
Leverage exposure
Derivative financial instruments	403
Reverse repurchase agreements and other similar secured lending	223
Loans and Advances and other assets	907
Total assets	1,533
CRD IV exposure measure adjustments
Derivatives
Netting adjustments for derivatives	(324)
Potential Future Exposure on derivatives	308
Securities Financing Transactions (SFTs)
Remove net IFRS SFTs	(223)
Add leverage exposure measure for SFTs	93
Other adjustments
Undrawn commitments	190
Regulatory deductions and other adjustments	(18)
Fully-loaded CRD IV Leverage exposure measure	1,559
Transitional adjustments to assets deducted from Tier 1 Capital	2
Transitional CRD IV Leverage exposure measure	1,561

Leverage Ratio as at 30 June 2013	Tier 1 Capital	Leverage Ratio Final CRD IV Text Basis as of June 30, 2013
	(£ billion)	(%)
Transitional measure(1)	48.2	3.1
Adjusted fully loaded point measure(2)	47.9	3.1
Fully-loaded measure(3)	38.3	2.5

(1)	Tier 1 capital is calculated as the transitional CRD IV measure assuming 2013 is the first year of implementation. Regulatory deductions are adjusted to reflect the transitional impact on Tier 1 capital.
(2)	Tier 1 capital is calculated as the fully loaded CRD IV measure with all ineligible Tier 1 instruments added back. Regulatory deductions reflect the fully-loaded impact on Tier 1 capital.
(3)	Tier 1 capital is calculated as the fully loaded CRD IV measure. Regulatory deductions reflect the fully loaded impact on Tier 1 capital.

Estimated CRD IV Leverage Ratio and PRA Leverage Ratio as of June 30, 2013 (£ billion)	FY 12 Pillar 3	Revised CRD IV & other refinements	FY 12 revised estimate	H1 13 movements	H1 13
Derivative financial assets	469	—	469	(66)	403
Reverse repo and other similar secured lending	177	—	177	46	223
Loans and advances and other assets	844	(2)	842	65	907

Total assets (IFRS balance sheet)	1,490	(2)	1,488	45	1,533
Derivatives netting adjustment(1)	(390)	—	(390)	66	(324)
Potential future exposure (PFE) add-on(2)	161	126	287	21	308
SFT adjustments(3)	(5)	(53)	(58)	(72)	(130)
Undrawn commitments(4)	179	8	187	3	190
Regulatory deductions & other adj.	(22)	6	(16)	(2)	(18)

CRD IV leverage exposure measure adjustments	(77)	87	10	16	26
CRD IV Leverage Exposure	1,413	85	1,498	61	1,559
CRD IV fully loaded Tier 1 capital	40.0	(2.5)	37.5	0.8	38.3
CRD IV Leverage Ratio	2.8%	(0.3%)	2.5%	—	2.5%
CRD IV fully loaded CET1 capital	39.8	(2.5)	37.3	0.8	38.1
Additional Prudential Value Adjustment					(2.1)
Other valuation adjustments					(2.0)

PRA Adjustments					(4.1)
PRA adjusted fully loaded CET 1 capital					34.0
PRA Leverage Ratio					2.2%
CET1 capital gap to 3% PRA Leverage Ratio target					12.8
CRD IV Leverage Exposure gap to 3% PRA Leverage Ratio target					427

(1)	Derivatives netting adjustment: Regulatory netting applied across asset and liability mark-to-market derivative positions, pursuant to legally enforceable bilateral netting agreements and otherwise meeting the requirements set out in CRD IV.
(2)	Potential Future Exposure (PFE) add-on: Regulatory add-on for potential future credit exposure on both exchange-traded and OTC derivative contracts, calculated by assigning a standardized percentage (based on underlying risk category and residual trade maturity) to the gross notional value of each contract. The PFE measure recognizes some netting benefits where legally enforceable bilateral netting agreements are in place, but these are floored at 40% of gross PFE by netting set, regardless of whether a positive or negative mark-to-market exists at the individual trade level. Identified low risk management actions to reduce PFE add-ons are expected through improved application of existing legal netting agreements and further data quality enhancements.
(3)	Securities Financing Transactions (SFT) adjustments: Under CRD IV the IFRS exposure measure for SFTs (e.g. repo/reverse repo) is replaced with the Financial Collateral Comprehensive Method (FCCM) measure. FCCM is calculated as exposure less collateral, taking into account legally enforceable master netting agreements, with standardized adjustments to both sides of the trade for volatility and currency mismatches. Identified low risk management actions to reduce SFT leverage exposure under CRD IV are expected through improvements in the application of collateral and enhanced trade and counterparty data.

(4)	Undrawn Commitments: Regulatory add-on relating to off balance sheet undrawn commitments based on a credit conversion factor of 10% for unconditionally cancellable commitments and 100% for other commitments. The rules specify additional relief to be applied to trade finance related undrawn commitments which are medium/low risk (20%) and medium risk (50%). For Barclays, this relief is not estimated to be material.

Barclays also presents adjusted financial information and other performance metrics to provide a more consistent basis for comparing business performance between periods and to provide more detail concerning the elements of performance which management is most directly able to influence or are relevant for an assessment of Barclays. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

•	Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; goodwill impairments; and gains and losses on acquisitions and disposals;

•	Adjusted net operating income represents net operating income excluding the impact of own credit, gains on debt buy-backs and gain/(loss) on disposal of the strategic investment in BlackRock, Inc.;

•	Adjusted cost: income ratio represents cost: income ratio excluding the impact of own credit, gains on debt buy-backs, gain on disposal of strategic investment in BlackRock, Inc., the provision for PPI redress, provision for interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims; and

•	Adjusted return on average shareholders’ equity represents adjusted profit attributable to equity holders of the parent divided by adjusted average equity, excluding non-controlling interests. The comparable IFRS measure is return on average shareholders’ equity, which represents profit attributable to equity holders of the parent divided by average equity, excluding non-controlling interests.

The table below shows reconciliations of such adjusted financial information to the most directly comparable IFRS measures for the six-month periods ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010.

	For the six months ended June 30,		For the years ended December 31,
Adjusting Items	2013	2012	2012	2011	2010
	£m	£m	£m	£m	£m
		(Restated)	(Restated)	(Restated)	(Restated)
Statutory net operating income	13,526	11,064	21,669	26,690	25,768
Own Credit	(86)	2,945	4,579	(2,708)	(391)
Gains on debt buy-backs	—	—	—	(1,130)	—
(Gain)/loss on disposal and impairment of BlackRock investment	—	(227)	(227)	1,858	—
Adjusted net operating income	13,440	13,782	26,021	24,711	25,377
Statutory profit before tax	1,677	871	797	5,770	5,999
Own Credit	(86)	2,945	4,579	(2,708)	(391)
Gains on debt buy-backs	—	—	—	(1,130)	—
(Gain)/loss on disposal of BlackRock investment	—	(227)	(227)	1,858	—

Provision for PPI redress	1,350	300	1,600	1,000	—
Provision for interest rate hedging products redress	650	450	850	—	—
Goodwill impairment	—	—	—	597	243
(Gain)/loss on acquisitions and disposals	—	—	—	94	(210)
Adjusted profit before tax	3,591	4,339	7,599	5,482	5,641
Statutory cost: income ratio	78%	80%	84%	65%	64%
Statutory total income net of insurance claims	15,157	12,774	25,009	32,292	31,440
Own Credit	(86)	2,945	4,579	(2,708)	(391)
Gains on debt buy-backs	—	—	—	(1,130)	—
(Gain)/loss on disposal of BlackRock investment	—	(227)	(227)	58	—
Adjusted total income net of insurance claims	15,071	15,492	29,361	28,513	31,049
Statutory operating expenses	(11,781)	(10,270)	(21,012)	(20,886)	(20,037)
Provision for PPI redress	1,350	300	1,600	1,000	—
Provision for interest rate hedging products redress	650	450	850	—	—
Goodwill impairment	—	—	—	597	243
Adjusted operating expenses	(9,781)	(9,520)	(18,562)	(19,289)	(19,794)
Adjusted cost: income ratio	65%	61%	63%	68%	64%
Statutory profit attributable to equity holders of the parent	671	148	(624)	2,924	3,514
Post tax impact of adjusting items	1,384	2,590	5,259	315	(228)
Adjusted profit attributable to equity holders of the parent	2,055	2,738	4,635	3,239	3,286
Statutory average equity	51,977	52,731	52,052	49,791	47,765
Post tax impact of adjusting items	949	(1,110)	(482)	(1,317)	(479)
Adjusted average equity	52,926	51,621	51,570	48,474	49,358

DEFINITIONS

In this document the following expressions and technical terms have the following meaning unless the context otherwise requires:

“7% fully loaded CET1 ratio trigger”	the trigger event which would lead to the write-down or conversion to CET1 capital of the relevant AT1, being when the Group’s fully loaded CET1 ratio falls to 7%

“Absa”	Barclays Africa Group Limited (formerly Absa Group Limited)

“ADR” or “American Depositary Receipt”	evidence of an ADS

“ADS” or “American Depositary Share”	an American Depositary Share representing four Ordinary Shares, listed on the NYSE

“Africa RBB”	the Group’s “Africa Retail and Business Banking” business segment

“AT1” or “Additional Tier 1”	additional tier 1 securities which meet the requirements of CRD IV and any further requirements of the PRA for inclusion within regulatory leverage and/or capital calculations

“Audit Committee”	the audit committee established by the Board

“Bank of England”	the Governor and Company of the Bank of England

“Banking Act”	the U.K. Banking Act 2009

“Barclaycard”	the Group’s international payments business service provider, servicing retail and business customers

“Barclays” or “Company”	Barclays PLC, a company incorporated under the laws of England and Wales (registered under no. 48839), with its registered office at 1 Churchill Place, London E14 5HP.

“Barclays Bank”	Barclays Bank PLC

“Barclays Employee Share Plans”	the employee share plans described under “Additional Information – Barclays Employee Share Plans” in this document

“Barclays Group” or “Group”	the Company and each of its subsidiaries and subsidiary undertakings from time to time

“Barclays Investment Bank” or “Investment Bank”	The investment banking business unit of Barclays Bank

“Basel III”	the third of the Basel Accords, developed in response to the financial crisis of 2008 and setting new requirements on composition of capital, counterparty credit risk, liquidity, funding and leverage ratios

“BCBS”	the Basel Committee on Banking Supervision

“BlackRock”	BlackRock, Inc

“Board”	the board of directors of Barclays

“CBI”	the Confederation of British Industry

“certificated” or “in certificated form”	where a share or other security is not in uncertificated form

“CET1 capital” or “CET1”	common equity tier 1 capital, calculated on the basis set out in CRD IV

“CET1 capital ratio” or “CET1 ratio”	a risk-based ratio calculated as CET1 capital divided by Risk Weighted Assets, as calculated on the basis set out in CRD IV

“CFTC”	the Commodity Futures Trading Commission

“CoE”	cost of equity

“Companies Act”	the U.K. Companies Act 1985, as amended or the U.K. Companies Act 2006, as the context so requires

“Core Tier 1 Capital”	called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as calculated on the basis specified by the FSA (as predecessor to the PRA) in 2009 letter from the FSA to the British Bankers’ Association

“Core Tier 1 ratio”	Core Tier 1 capital as a percentage of risk weighted assets, as calculated under current PRA guidelines

“CRD IV”	the legislative package consisting of: (i) Directive 2013/36/EU on the access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms; and (ii) Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of 26 June 2013 (the “CRD IV Regulation”)

“CRD IV Leverage Exposure”	a regulatory assessment of the estimated exposure value of an institution’s assets, off balance sheet items and other contingent obligations, with certain exceptions, as calculated on the basis set out in Article 429 of the CRD IV Regulation

“CRD IV Leverage Ratio”	an estimated non risk-based ratio calculated as CET1 capital, together with any new issuance of Additional Tier 1 divided by CRD IV Leverage Exposure

“CREST”	the relevant system, as defined in the CREST Regulations (in respect of which Euroclear U.K. is the operator as defined in the CREST Regulations)

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended

“CVA volatility charge”	the volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Company

“Daily Official List”	the daily record setting out the prices of all trades in shares and other securities conducted on the London Stock Exchange

“Debit Valuation Adjustment” or “DVA”	the difference between the risk free value of a portfolio of trades and the market value which takes into account the Group’s risk of default

“DFA” or “Dodd-Frank Act”	the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

“Directors”	the Executive Director and Non-executive Directors, whose names appear under “Additional Information – Directors and Senior Managers of Barclays” in this document

“Disclosure and Transparency Rules”	the Disclosure Rules and Transparency Rules contained in the FCA’s sourcebook

“Dividend Shares”	has the meaning ascribed to it in Part X “Additional Information – Barclays Employee Share Plans” of this document

“DOJ”	the U.S. Department of Justice

“EBA”	the European Banking Authority

“EC Treaty”	the Treaty establishing the European Community (signed in Rome on 25 March 1957), as amended by the Treaty on European Union (signed in Maastricht on 7 February 1992), the Treaty of Amsterdam (signed in Amsterdam on 2 October 1997) and the Treaty of Nice (signed in Nice on 26 February 2001)

“ECB”	the European Central Bank

“EMIR”	the European Market Infrastructure Regulation

“ESAS”	Barclays’ “Executive Share Award Scheme”, as described in Part X “Additional Information – Barclays Employee Share Plans” of this document

“ESMA”	the European Securities and Markets Authority

“EU” or “European Union”	the European Union

“EURIBOR”	the Euro Interbank Offered Rate

“€” or “Euro”	the lawful currency of the member states of the EU that adopt the single currency in accordance with the EC Treaty

“Euroclear U.K.”	Euroclear U.K. & Ireland Limited, the operator of CREST

“Europe RBB” or “Europe Retail and Business Banking”	the Group’s “Europe retail and business banking” business segment

“European Economic Area”	the EU, Iceland, Norway and Liechtenstein

“Eurozone”	those member states of the European Union which have adopted the euro

“Executive Director”	the executive director of Barclays

“existing ordinary shares”	the Ordinary Shares in issue

“Financial Conduct Authority” or “FCA”	the Financial Conduct Authority of the U.K.

“Financial Services Authority” or “FSA”	the Financial Services Authority (predecessor to the FCA) of the U.K.

“FINRA”	the U.S. Financial Industry Regulatory Authority

“FPC”	the Financial Policy Committee of the Bank of England

“FRB”	the Board of Governors of the Federal Reserve System

“FSMA”	the Financial Services and Markets Act 2000, as amended

“fully loaded”	when a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation

“GSP”	Barclays Global Sharepurchase as described in Part X “Additional Information – Barclays Employee Share Plans” of this document

“HMRC”	HM Revenue & Customs

“IAS”	International Accounting Standards

“ICAEW”	the Institute of Chartered Accountants in England and Wales

“IFRS”	International Financial Reporting Standards as issued by the International Accounting Standards Board

“Internal Model Method”	risk weighted assets for which the exposure amount has been derived via the use of an FSA approved internal model

“ISOP”	Barclays PLC Incentive Share Option Plan as described in Part X “Additional Information – Barclays Employee Share Plans” of this document

“Leverage Plan”	the leverage exposure and capital management actions proposed to be taken by the Company and outlined in “The Barclays Rights Issue” in this document, in order to meet the PRA Leverage Ratio target of 3%

“LIBOR”	London Interbank Offered Rates

“Liquidity pool assets”	represent the Group liquidity pool that is intended to offset potential outflows in stressed market conditions; liquidity pool assets primarily comprise cash at central banks and unencumbered government bonds

“Listing Rules”	the Listing Rules made by the FCA under Part VI of FSMA

“Loan Loss Rate”	represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date

“London Stock Exchange”	London Stock Exchange plc or its successor(s)

“LTIP”	Barclays Long Term Incentive Plan as described in Part X “Additional Information – Barclays Employee Share Plans” of this document

“new Ordinary Shares”	Ordinary Shares to be allotted and issued pursuant to the Rights Issue

“Nominations Committee”	the nominations committee established by the Board

“Non-executive Directors”	the non-executive directors of Barclays

“NYSE”	the New York Stock Exchange

“Official List”	the Official List of the FCA pursuant to Part VI of FSMA

“Ordinary Shares” or “Shares”	the ordinary shares of 25 pence each in the share capital of the Company (including, if the context requires, the new Ordinary Shares)

“own credit”	the effect of changes in the Group’s own credit standing on the fair value of financial liabilities

“Potential Future Exposure on derivatives”	a regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract

“pounds sterling” or “£”	the lawful currency of the U.K.

“PPI”	payment protection insurance

“PRA”	Prudential Regulation Authority

“PRA Adjustments”	valuation adjustments applied by the PRA and deducted from Barclays’ fully loaded CET1 capital in the calculation of the PRA Leverage Ratio

“PRA Leverage Ratio”	a non risk-based ratio introduced by the PRA in June 2013 calculated as fully loaded CET1 capital after PRA Adjustments together with Additional Tier 1 securities and divided by CRD IV Leverage Exposure

“PRA Remuneration Code”	the PRA’s remuneration code governing the structure and governance of remuneration

“Preference Shares”	any of the following, each of which is provided for by the Articles of Association: pounds sterling preference shares of £100 each, U.S. dollar preference shares of U.S.$100 each, U.S. dollar preference shares of U.S.$0.25 each, euro preference shares of €100 each and yen preference shares of ¥10,000 each. No Preference Shares have been issued to date.

“Prospective Directors”	the prospective directors of Barclays, whose names appear under “Additional Information – Directors and Senior Managers of Barclays” in this document

“prudential valuation adjustments” or “PVA”	adjustments to the valuation of certain instruments measured at fair value, in accordance with the requirements of Article 105 of the CRD IV Regulation

“Remuneration Committee”	the remuneration committee established by the Board

“Reserve Capital Instruments” or “RCIs”	hybrid issued capital securities which may be debt or equity accounted depending on the terms

“Rights Issue”	the proposed issue by way of rights announced on July 30, 2013

“Risk Weighted Assets”	the total risk exposure amount calculated in accordance with Article 92 of the CRD IV Regulation or as otherwise stipulated

“RoE”	return on equity

“Scrip Dividend Programme”	Barclays’ Scrip dividend programme

“SEC” or “United States Securities and Exchange Commission”	the Securities and Exchange Commission, being the United States government agency having primary responsibility for enforcing the federal securities laws and regulating the securities industry/stock market

“Securities Financing Transactions” or “SFTs”	a regulatory definition encompassing repurchase and reverse repurchase transactions, securities and commodities lending or borrowing transactions and margin lending transactions

“SFO”	the Serious Fraud Office

“Shareholder”	a holder of Ordinary Shares

“Sharepurchase”	Barclays Group Share Incentive Plan as described in Part X “Additional Information – Barclays Employee Share Plans” of this document

“Sharesave”	Barclays Group SAYE Share Option Scheme as described in Part X “Additional Information – Barclays Employee Share Plans” of this document

“stock account”	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited

“subsidiary”	as defined in section 1159 of the Companies Act 2006

“subsidiary undertaking”	as defined in section 1162 of the Companies Act 2006

“SVP”	Barclays Group Share Value Plan as described in Part X “Additional Information – Barclays Employee Share Plans” of this document

“TIBOR”	Tokyo Interbank Offered Rate

“TONs”	tier one notes

“Transform” or “Transform Programme”	has the meaning ascribed to it in Part V “Barclays and the Barclays Group – Transform Program” of this document

“U.K.” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“U.K. Corporate Governance Code”	U.K. Corporate Governance Code

“U.K. Retail and Business Banking” or “UK RBB”	the Group’s “U.K. retail and business banking” business segment

“uncertificated” or “in uncertificated form”	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“U.S. dollars”	the lawful currency of the United States

“U.S. Commodity Exchange Act”	The United States Commodity Exchange Act of 1936, as amended

“U.S. Federal Reserve”	the central banking system of the United States

“U.S. Holder”	a beneficial owner of rights and new Ordinary Shares that is, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for United States federal income tax purposes

“U.S. Securities Act”	the United States Securities Act 1933, as amended

“U.S. Securities Exchange Act”	the United States Securities Exchange Act of 1934, as amended

“Wealth and Investment Management”	the Group’s “wealth and investment management” business segment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 16, 2013	By:	/s/ Marie Smith
Name: Marie Smith Title: Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 16, 2013	By:	/s/ Marie Smith
Name: Marie Smith Title: Assistant Secretary